Exhibit 99 (c)

SWEDEN´S ECONOMY

From the 2004 Spring Fiscal Policy Bill

[GRAPHIC]

JOBB

BARN

LUN

SKATT

PENSION

LIVET    2004

Appendix 1

Sweden’s Economy

9	Household sector finances and consumption expenditure		55
	9.1	Household income	55
	9.2	Household consumption expenditure	58

10	Gross capital formation		61
	10.1	Business sector	61
	10.2	General government sector	62
	10.3	Housing	63
	10.4	Stocks	64

11	General government sector		65
	11.1	Consolidated general government sector	65
	11.2	Central government	69
	11.3	The old-age pension system	69
	11.4	Local government sector	70
	11.5	Fiscal policy targets and indicators	73

12	Alternative scenarios		79
	12.1	The base scenario	79
	12.2	The low-growth scenario	79
	12.3	The high-growth scenario	81

13	Evaluation of forecasts		83
	13.1	The Ministry of Finance’s forecasts for 2003	83
	13.2	Comparison with other forecasters	85

	Explanatory boxes
	Calendar effects on economic growth in 2004		19
	China’s growing importance for the global economy		27
	Sweden’s trade with the new EU member states		38
	Changes relative to the Government Budget Bill for 2004 concerning public finances and household income		77

Tables

Table 1.1 Assumptions for the forecast	8
Table 1.2 Resource situation	10
Table 1.3 Selected statistics	11
Table 1.4 Demand and output	15
Table 1.5 Contributions to GDP growth	16
Table 1.6 Components of saving	16
Table 1.7 General government finances	18
Table 2.1 GDP growth, inflation and unemployment	21
Table 3.1 Balance of payments	31
Table 3.2 Interest and exchange rate assumptions	31
Table 4.1 Exports and imports of goods and services	32
Table 4.2 Balance of payments	37
Table 4.3 Gross national income	37
Table 5.1 Business sector output	39
Table 5.2 Selected industrial statistics	40
Table 5.3 Construction volume	42
Table 6.1 Selected labour market statistics	43
Table 6.2 Employment and unemployment by sex	47
Table 7.1 Wages	49
Table 8.1 Consumer price development	51
Table 9.1 Household real disposable income	55
Table 9.2 Contributions to growth in household real disposable income	56
Table 9.3 Transfer income divided by purpose	57
Table 9.4 Effects of capital gains on disposable income	58
Table 9.5 Household financial wealth	59
Table 10.1 Gross fixed capital formation	62
Table 11.1 General government finances	65
Table 11.2 Direct taxes and charges	67
Table 11.3 General government expenditure	69
Table 11.4 Central government finances	69
Table 11.5 The old-age pension system	70
Table 11.7 Local government finances	71
Table 11.8 Structural balance in the general government sector	74
Table 11.9 Fiscal impact	76
Table 12.1 Selected statistics, base scenario	79
Table 12.2 Selected statistics, low growth scenario	80
Table 12.3 Selected statistics, high growth scenario	81
Table 13.1 Ministry of Finance’s forecasts and outcome for 2003	83
Table 13.2 Average absolute forecast error for GDP growth	86

Diagrams

1.1 GDP growth, forecast and potential GDP Constant prices, reference year 2002	8
2.1 Corporate business financing gap as part of GDP in the United States	23
2.2 Oil, Brent Spot	26
3.1 Key interest rates in the United States, the euro area and Sweden	28
3.2 10-year government bond yields in the United States, Germany and Sweden	29
3.3 The US dollar against the euro and the yen	29
3.4 Stock market developments in the United States, the euro area and Sweden	30
3.5 The differential between 10-year government bond yields in Sweden and Germany	30
5.1 Industry’s unit labour costs in Sweden compared with 11 OECD countries	40
5.2 Profit shares in industry	41
6.1 Vacancies and redundancy notices	44
6.2 Supply of labour and employment	46
6.3 Persons on sick leave and openly unemployed	47
6.4 Open unemployment and people in labour market policy programmes	47
8.1 Energy consumer price indexes and total impact on CPI inflation	51
8.2 Inflation (CPI) excl. electricity, oil, and petrol	52
8.3 Impact on CPI inflation of certain goods and services excluding electricity, oil, and petrol	52
8.4 Underlying domestic inflation (UNDINHX) and shortage of manpower in wholesale, retail, and vehicles trade	53
8.5 Consumer price development	54
9.1 Household consumption of goods and services	58
9.2 Liabilities in relation to disposable income and total assets	59
9.3 Household interest expenditure after taxes	59
9.4 Household expectations about the economy 12 months ahead	60
9.5 Household net savings ratio	60
10.1 Investments	61
10.2 Capacity utilisation in industry	61
10.3 Number of dwellings - housing starts	63
11.1 General government net lending	65
11.2 General government net financial position	66
11.3 General government taxes and charges	67
11.4 General government expenditure	68
11.5 Local government finances	72
11.6 Local government consumption expenditure	72
13.1 Average absolute forecast errors for 2003	85

Appendix 1

Sweden’s Economy

Sweden’s Economy

Foreword

This appendix to the 2004 Government Spring Fiscal Policy Bill contains a forecast of economic developments both internationally and in Sweden up to the end of the year 2005. In addition, it contains an estimate of developments in 2006.

The assessments are based on material from Statistics Sweden (SCB), OECD and the National Institute of Economic Research (NIER).

The Ministry of Finance is, however, solely responsible for the assessments presented here.

The estimates have been made with the aid of the National Institute of Economic Research’s model, KOSMOS, and are contingent upon a number of assumptions being fulfilled.

For the estimates of development in volume, the year 2002 has been used as the fixed base year.

Mats Dillén, Director at the Ministry of Finance, is responsible for this appendix. The estimates contained in the appendix are based on information received up to 8 April 2004.

1              Overview

The global economic upturn strengthened during the second half of 2003. The improved global outlook is expected to lead to favourable growth in Swedish exports and to break the negative investment trend of the last few years. Gross domestic product (GDP) is estimated to increase by 2.5 per cent this year and by 2.6 per cent next year (see Diagram 1.1). However, the labour market situation is weak and open unemployment is expected to be 5.5 per cent this year.

2004 looks like a year of very favourable growth in most of the world’s major regions. The favourable development in Asia is particularly marked. Growth in Asia, excluding Japan, has been developing very favourably for a number of years and GDP rose by a full 7 per cent last year. The Japanese economy, like the Latin American, now shows a more positive trend after a number of years of stagnation. In the United States, growth is surprisingly favourable, while in the euro zone, some strengthening of growth is now visible. Overall, this means that global growth is expected to increase from 3.6 per cent in 2003 to 4.4 per cent this year. In 2005, global growth is estimated at 4.1 per cent (see Table 1.1).

Increasingly strong investment activity is driving the global recovery. Following a period of substantial rationalisation and low investment volumes during the recession, there is now both a need and financial scope to expand production capacity again. In the United States, a clear investment upturn was noted in 2003. In the euro zone and in Sweden, investment is expected to begin increasing this year. Higher corporate profits have contributed to the leading stock exchanges rising over the past year.

The economic upturn has so far not resulted in a more marked improvement in the labour market situation. A characteristic of the current economic phase is instead that productivity is developing strongly, which is evident in both Sweden and the United States.

The global recovery is supported by an expansionary monetary policy and low bond yields. Interest rates are expected to remain low this year and next year. Since there is expected to be excess capacity in the world economy, the expansionary economic policy stance is anticipated to have a clear positive effect on economic activity. As the recovery proceeds, the US Federal Reserve is expected to reduce the monetary policy stimulus during the latter part of 2004. In the euro zone and in Sweden, key rate rises are not expected until 2005. Demand in the United States has also been maintained by a highly expansionary fiscal policy. An expansionary fiscal stance is also expected this year. Increased defence expenditure, the weak economic situation of the last few years and various fiscal policy measures have led to the public finances in the United States weakening from a surplus of just over 1.5 per cent in 2000 to a deficit of almost 5 per cent last year.

Since the beginning of 2002, the US dollar has depreciated by approximately 25 per cent in trade-weighted terms. The global exchange rate trend has been unfortunate as regards economic activity. The euro zone, whose recovery is still fragile, has experienced a very substantial appreciation of the exchange rate. The appreciation has been both against the dollar and against a number of Asian countries with a fixed exchange rate against the dollar. The dollar depreciation is explained by the concern on the part of market players about the development and financing of the US current account deficit and budget deficit, the so-called double deficits. From a long-term perspective, the dollar depreciation is probably also necessary. Uncertainty about global exchange rate movements in the coming years is considerable.

Diagram 1.1 GDP growth, forecast and potential GDP Constant prices, reference year 2002

Sources: Statistics Sweden and Ministry of Finance.

According to the preliminary National Accounts, GDP in Sweden rose by 1.6 per cent in 2003. The outcome may be compared with the forecast in the Government Budget Bill (published in September 2003) of 1.4 per cent. The development of demand and output described in the Government Budget Bill was largely in line with the outcome. However, exports of goods showed unexpectedly good growth in the latter part of the year. This is largely explained by a sharp increase in exports of pharmaceuticals, motor vehicles and telecommunication equipment. Growth strengthened in the fourth quarter, when GDP rose by 2.3 per cent compared with the corresponding quarter of 2002. However, involuntary stockbuilding in trade contributed to this. In 2004, firms are expected to adjust their stocks, dampening growth.

Table 1.1 Assumptions for the forecast

	2002	2003	2004	2005	2006

GDP world(1)	2.8	3.6	4.4	4.1	3.9

HICP EU(2)	2.1	2.0	1.7	1.8	1.9

Hourly wages in Sweden(3)	4.1	3.4	3.2	3.2	3.5

TCW index(2)	133.7	127.6	124.7	124.0	124.0

German long-term rate(4)	4.8	4.1	4.4	4.8	5.0

Swedish long-term rate(4)	5.3	4.6	4.8	5.1	5.3

Swedish short-term rate (5)	4.2	3.0	2.6	3.0	3.8

(1) Percentage change.

(2) Annual average.

(3) Costs, annual average.

(4) 10-year government bond, annual average.

(5) 6-months treasury bill, annual average.

Sources: OECD, Statistics Sweden, National Mediation Office, and Ministry of Finance.

The Swedish economy has withstood the global recession that began in the autumn of 2000 well. However, growth slowed down substantially in Sweden in 2001 and remained at just under 1 per cent. In the euro zone, growth was slightly better and GDP rose by approximately 1.5 per cent. The Swedish economy was more badly hit by the global disturbances underlying the economic downturn, particularly overinvestment in the information and communication technology (ICT) sector and falling share prices. However, growth in Sweden considerably exceeded growth in the euro zone in 2002 and 2003. Overall, accumulated growth for the years 2001–2003 was 1.5 percentage points higher in Sweden than in the euro zone. One likely contributory cause of the more favourable development was the scope in Sweden to pursue an expansionary fiscal policy. Household real income improved by approximately 5 per cent during the period 2001–2003 as a result of discretionary fiscal policy. The development of household consumption was consequently considerably better in Sweden than in the euro zone.

The global recovery is expected to lead to a gradual increase in the level of activity in the

Swedish economy in the coming years. Both the NIER’s Business Tendency Survey and the Purchasing Managers Index show an improved economic situation in manufacturing industry. The inflow of orders has developed well and production plans are optimistic. The strong productivity growth in industry means that the competitiveness of Swedish industry is still good despite the appreciation of the krona over the past few years.

The preconditions for an investment upturn in industry are considered to be good. Over the past few years, industrial firms have implemented substantial rationalisation and the profit situation has improved. The low investment volumes have strengthened the financial situation of firms. Low interest rates, increased demand and rising capacity utilisation are factors which should lead to industrial investment rising this year. Statistics Sweden’s investment survey and the National Accounts outcome for 2003 indicate that investment in the service sectors will not rise, however, until 2005. Household consumption is expected to grow at around the same rate as in 2003, i.e. around 2 per cent per year. The weak development in the labour market will result in local government tax revenuesincreasing weakly this year and next year, limiting the scope for local government expansion. The increase in central government grants in 2005, which the government is announcing in this Fiscal Policy Bill, will strengthen local government finances and increase local government consumption growth in 2005.

GDP growth in 2004 will be affected by the considerably larger number of working days than in 2003. In the Government Budget Bill, this calendar effect was estimated to increase GDP growth by 0.3 percentage points. After the Government Budget Bill was presented, the National Accounts decided, however, to change its method of calculating general government output in the preliminary National Accounts. This change of method means that general government output will be affected by the calendar to a greater extent than previously. Taking into account the change of method, the calendar effect is estimated to increase GDP growth by 0.6 percentage points in 2004. Calendar-adjusted GDP growth will consequently amount to 1.9 per cent this year. Other areas of the forecast are also impacted by the calendar effect (see the explanatory box on page 19).

From the beginning of 2001 up to the end of the first half of 2003, employment largely remained at an unchanged level. Employment did not decline until the second half of 2003 and the beginning of 2004. For the full year 2003, the decline in employment was limited to 0.3 per cent. However, the number of hours worked fell by just over 1 per cent per year in 2002 and 2003. The weak development of the number of hours worked in relation to GDP growth means that productivity growth in the Swedish economy was high in 2002 and 2003. The decline in the number of hours worked was almost entirely due to falling average hours worked. During the years 2000–2002, a sharp rise in absence due to sickness contributed to average hours worked falling. Since employees absent due to sickness count as employed, the employment level was maintained. The reduced average hours worked in 2003 were due to lower overtime and a reduction in “normal hours worked”. However, the development of absence due to sickness did not contribute to lower average hours worked last year.

The economic recovery has thus so far not included the labour market. Employment is falling despite output rising at a relatively good rate. Normally the labour market reacts with a considerable time lag, when economic activity improves. Some labour market indicators also show that the decline is not deepening further. In the forecast, employment is not expected to rise until the beginning of 2005. Open unemployment is forecast to amount to 5.5 per cent this year and to fall to 5.3 per cent in 2005.

The weak demand for labour leads to a continued fall in the rate of wage increase in the economy. Wages are estimated to increase by 3.2 per cent this year and next year, and are assumed to rise by 3.5 per cent in 2006. Low wage increases and favourable productivity growth are expected to lead to low inflationary pressure in the economy in the next few years. Monetary policy is anticipated to continue to have an expansionary stance. The Riksbank is not expected to begin raising the key rate until next year.

1.1          Resource situation

It is difficult to forecast the economic situation two or more years ahead with any great accuracy. The estimate for 2006 is therefore based on an assessment of the GDP gap for 2005. The GDP gap is defined as the percentage difference between the actual and potential level of GDP. If the GDP gap is negative, there are available resources in the economy, enabling growth in excess of the potential growth rate without inflationary problems arising. Correspondingly, a positive GDP gap means that the economy must grow more slowly than the potential growth rate in order that inflation does not exceed the Riksbank’s target of 2 per cent in the long term.

The low inflationary pressure and the high level of unemployment indicate that there are available resources in the economy. Other indicators, such as the low proportion of firms with a labour shortage and firms’ restrained recruitment plans, support the assessment that there are available resources in the labour market. The GDP gap for 2005 is estimated at approximately –1 per cent (see Table 1.2). In the Government Budget Bill, the GDP gap was estimated at approximately –0.5 per cent. This revision is due to the recovery in the labour market now being expected to occur later than was forecast in the Government Budget Bill.

Table 1.2 Resource situation

Percentage change unless otherwise noted

	2003	2004	2005	2006

Potential GDP	2.4	2.9	2.4	2.2
Actual GDP	1.6	2.5	2.6	2.5
Gap, per cent	-0.9	-1.2	-1.0	-0.7

Potential productivity	2.3	1.8	2.0	2.0
Actual productivity	2.8	1.9	2.0	2.0
Gap, per cent	0.0	0.2	0.2	0.2

Potential average hours worked	-0.6	0.8	-0.4	-0.3
Actual average hours worked	-1.1	1.1	0.0	-0.2
Gap, per cent	-0.8	-0.5	-0.1	0.0

Potential number of employed	0.5	0.3	0.7	0.4
Actual number of employed	-0.3	-0.6	0.5	0.7
Gap, per cent	0.0	-0.9	-1.1	-0.9

Sources: Statistics Sweden and Ministry of Finance.

The GDP gap can be broken down into a productivity gap, an average hours worked gap and an employment gap. Each gap expresses the percentage difference between the actual and the potential level. The GDP gap for 2005 consists of an employment gap that is slightly more negative than the GDP gap, an average hours worked gap that is weakly negative and a weakly positive productivity gap. Since the employment gap is assumed to gradually close, this means that actual employment growth in 2006 will be higher than potential growth. This is seen from the fact that open unemployment is estimated to fall from 5.3 per cent in 2005 to 4.9 per cent in 2006. Since there are still expected to be available resources in the economy in 2006, open unemployment can be expected to fall somewhat further in subsequent years without overheating problems arising in the labour market.

Potential employment is expected to rise in the years 2004–2006, mainly due to the fact that the working-age population will increase by approximately 0.7 per cent per year. The potential growth in employment and average hours worked will, however, be restrained by a large proportion of the increase in the working-age population taking place in age groups with a low employment rate and relatively low average hours worked.

In order to be able to compete on price in a weak demand situation, the rate of rationalisation has been high in both the manufacturing and service sectors. In some industrial sectors, cost adjustment has been necessary to secure long-term survival. This is an important explanation for the favourable productivity growth of the last few years. As the economic situation improves, productivity growth is expected to normalise. In 2005, the productivity gap is expected to be close to zero.

The assessments of the resource situation and potential growth entail GDP increasing by 2.5 per cent in 2006. However, there is considerable uncertainty in the assessments. In Chapter 12, two scenarios are analysed. In a high-growth scenario, the employment gap is larger and the potential employment growth higher. In this scenario, the regular employment rate is 80 per cent in 2007. In a low-growth scenario, global economic development is considerably weaker, leading to weaker economic development in Sweden.

1.2          Fiscal policy

The target for public finances is an average surplus of 2 per cent over a business cycle. This strengthens the general government wealth position, creating financial scope to meet demographic trends in the next few decades.

Net lending in the general government sector is estimated at 0.3 per cent of GDP this year and

0.6 per cent of GDP in 2005. The GDP gap is expected to be negative both this year and next year. The structural surplus is therefore higher than the reported surplus and is estimated at 1.2 per cent of GDP this year and 1.3 per cent of GDP next year (see section 11.5). In 2006, structural lending is expected to strengthen further and is estimated at 1.6 per cent of GDP. Net lending is expected to develop slightly more weakly than forecast in the Government Budget Bill. The general government sector’s net financial position is, however, forecast to show more favourable development. In 2003, the assets in the old-age pension system increased in value as a result of rising share prices. In 2005, the general government sector’s financial assets are estimated to exceed its liabilities by SEK 15 billion,an improvement of SEK 35 billion compared with the forecast in the Government Budget Bill (see section 11.1).

Table 1.3 Selected statistics

	2002	2003	2004	2005	2006

CPI, Dec-Dec	2.3	1.4	0.6	2.1	2.0
UND1X, Dec-Dec	2.2	1.7	0.9	1.4	—
Real disposable income(1)	3.0	0.0	2.2	1.3	1.2
Savings ratio (level)(2)	5.4	3.5	3.7	2.9	2.0
Industrial production(1)	4.1	1.9	4.3	4.5	—
Relative unit labour cost in industry(1),(3)	-2.0	2.6	-1.1	-0.7	—
Number of employed(1)	0.1	-0.3	-0.6	0.5	0.7
Open unemployment(4)	4.0	4.9	5.5	5.3	4.9
Labour market policy programmes(4)	2.6	2.1	2.4	2.1	1.7
Regular employment ratio(5)	78.1	77.6	76.8	76.6	76.8
Trade balance(6)	149	160	178	189	203
Current account(7)	4.8	6.6	6.9	7.1	7.1
General government net lending(7)	-0.3	0.5	0.3	0.6	1.1

(1) Annual percentage change.

(2) Excluding saving in pension fund reserves.

(3) In common currency, SEK.

(4) Per cent of labour force.

(5) Number of employed in the age group 20-64, excluding employed in labour market policy programmes, in per cent of population in that age group.

(6) SEK billion.

(7) Per cent of GDP.

Sources: Statistics Sweden, National Labour Market Board, Riksbank, and Ministry of Finance.

Net lending is expected to strengthen gradually in 2005 and 2006, which will have a slightly restraining effect on demand in the economy. However, the expansionary monetary policy will stimulate demand. Around half of the strengthening of the public finances is due to an improvement in the economic situation. The remainder of the strengthening is due to the increase in the structural surplus (see Table 1.7). The fiscal policy stance, measured as the change in structural lending, is expected to be neutral this year. In 2005 and 2006, fiscal policy is expected to be mildly tightened.

1.3          Developments within different areas

Chapters 2 to 11 contain a more detailed review of the different areas of the forecast.

International developments

The global recession began in the United States in the autumn of 2000. Since the summer of 2003, it has been evident that the US economy is in a recovery phase. The financial situation of firms has rapidly improved. This improvement is based mainly on various economy measures, which have increased productivity and at the same time resulted in a weak demand for labour. The expansionary fiscal and monetary policies have strengthened consumption growth. Low interest rates have also facilitated the consolidation of firms’ balance sheets and contributed to a favourable price trend for real and financial assets. Overall, the picture is that the financial situation of both households and firms is favourable, laying a basis for rising investment and strong demand. The development of the labour market is, however, a cause for concern. Someimprovement has taken place. However, considerably stronger employment growth than that so far noted is required in the long term for the US economic recovery to be sustainable. Economic policy is expected to have a very expansionary stance this year as well, reducing the risk of the recovery stalling. GDP in the United States is estimated to rise by a full 4.8 per cent this year and by 3.6 per cent in 2005.

Growth in Japan was relatively high in 2003 compared with the trend over the past decade. Exports in particular developed strongly. Japan, like many other countries in the region, benefits from the exceptionally high level of activity in China. Growth in China was 9.1 per cent in 2003. Domestic demand in Japan is still weak, but the high demand from the rest of the worldis estimated to lead to an increase in GDP of just over 2 per cent this year. The presently favourable growth is mainly considered to be of a cyclical nature. The structural problems in the Japanese economy are still unsolved and Japan’s potential growth is low. Next year, growth is therefore estimated at 1.3 per cent.

Economic development in the euro zone has been very weak over the past few years. Between the second quarter of 2002 and the second quarter of 2003, the GDP level was largely unchanged. However, during the second half of 2003, GDP outcomes showed some increase in economic activity. The strengthening can primarily be linked to stronger export growth, but investment also rose at the end of the year. Growth for the full year 2003 was, however, a modest 0.4 per cent.

The favourable global economic development and low interest rates are expected to support continued favourable growth in exports and investment in the euro zone. Overall, GDP in the euro zone is estimated to increase by 1.7 per cent this year and by 2.2 per cent next year. The global exchange rate movements of the last few years have resulted in a strengthening of the euro. There is a risk that this trend will continue, dampening exports and slowing the recovery.

In Denmark and Norway, growth stagnated in 2003. However, there were signs of the beginnings of a recovery during the latter part of the year. In Denmark, household consumption, supported by low interest rates and tax relief, is expected to be an important driving force. GDP growth is estimated at 2.0 per cent in 2004 and 2.4 per cent in 2005. In Norway, favourable real wage growth, a weaker currency and low interest rates are expected to stimulate both household consumption and exports. GDP in Norway is estimated to increase by 2.5 per cent this year and 2.2 per cent next year. The UK has withstood the global recession very well and resource utilisation in the economy is high compared with the euro zone. In the coming years, a gradual tightening of monetary policy is expected,dampening household consumption and cooling the somewhat overheated housing market. Nevertheless GDP is estimated to increase by 3.1 per cent this year and by 2.6 per cent next year.

Interest rates, currencies and inflation

The weak price trend and low inflation expectations led to the leading central banks lowering their key rates in 2003 to very low levels. The market players are prepared for a continued expansionary monetary policy, which is reflected in the low bond yields.

The improvement in the economic outlook and an improved earnings trend in the corporate sector, combined with reduced indebtedness, have contributed to a stock market rise since March 2003 and to corporate bonds being considered less risky. The yield differential between corporate bonds and government bonds has consequently decreased. Security policy risks are also considered to have declined compared with the situation at the beginning of 2003, contributing to lower bond yields.

Long bond yields are expected to rise in pace with the global economic upturn. Long US yields have probably been restrained by a number of Asian central banks buying large volumes of bonds. The financing of the US budget deficit increases the supply of bonds and is expected to contribute to higher long bond yields. At the end of 2005, the US 10-year government bond yield is estimated at 5.70 per cent. The euro zone lags behind the United States in economic cycle and the rise in long bond yields will therefore be smaller during the forecast period. At the end of 2005, the German 10-year government bond yield is assumed to be just under 5 per cent. The relatively favourable development of the Swedish economy and the strong public finances compared with the euro zone are expected to lead to the differential between Swedish and Germangovernment bond yields remaining around 0.3 percentage points during the forecast period.

Despite growth of over 3 per cent in 2003 and an even higher rate of growth in the second half of the year, the US Federal Reserve has pursued a very expansionary monetary policy with a key rate of only 1 per cent since June 2003. The underlying reasons are that there are plenty of available resources in the economy and that growth has so far almost exclusively been driven by very strong productivity growth. The US Federal Reserve is not anticipated to raise its key rate until the recovery also includes the labour market, which is expected to occur in the second half of this year. The forecast for the US key rate is 1.75 per cent in December 2004 and 4 per cent in December 2005. The resource situation and the inflation outlook in the euro zone allow a further interest rate cut this spring to 1.75 per cent. Cautious increases in the key rate are not expected until 2005, with a key rate of 2.75 per cent at the end of 2005.

A clear recovery in the US labour market is also expected to be of great importance for the development of the dollar. Good employment growth and falling unemployment strengthen the public finances and reduce the borrowing requirement. As long as there is uncertainty regarding the development of the labour market, the dollar is expected to remain weak. At the end of 2004, the dollar exchange rate is expected to be 1.30 against the euro. When the labour market situation improves more markedly during 2005 and uncertainty regarding the sustainability of the development of the public finances declines, this will be reflected in a higher key rate in the United States than in the euro zone, and in a stronger dollar.

Compared with the situation at the beginning of April, the krona is expected to strengthen this year against both the dollar and the euro. In terms of the trade-weighted TCW index, the krona is forecast at 124 at the end of the year. Next year’s anticipated development of the dollar means that the krona will then weaken against the dollar. However, the TCW index is expected to remain at around 124 since some further appreciation of the krona against the euro will offset the depreciation against the dollar.

In Chapter 12, a low-growth scenario is described in which a continued weak development of the labour market in the United States leads to a substantial depreciation of the dollar and an appreciation of the euro.

Swedish monetary policy is guided by an inflation target. Inflation, measured as the change in the consumer price index (CPI) over twelve months, is to amount to 2 per cent with a tolerance interval of ± 1 percentage point. The Riksbank has clarified that the framing of monetary policy is normally guided by the development of UND1X. UND1X is the Riksbank’s measure of underlying inflation, where the direct effects of the changes in interest rates, indirect taxes and subsidies have been excluded from the CPI. The Riksbank is assumed to adjust monetary policy so that inflation develops in line with the inflation target.

The sharp increase in energy prices, which took place at the beginning of 2003, has dominated the inflation picture over the past year. Since the beginning of 2004, the higher level of energy prices has no longer had an inflationary impact. For this reason, among others, inflation fell sharply during the first months of this year. In February, inflation was even negative at -0.3 per cent.

Excluding energy prices from the CPI and UND1X, inflation has fallen continuously since the beginning of 2002. The decline in inflation has been broad and included domestic goods and services as well as imported goods and services. Recently, falling import prices have had the strongest dampening effect on inflation. Import prices are expected to make negative contributions to inflation in 2004 and 2005.

The relatively low resource utilisation, moderate wage increases and good productivity growth are the main reasons for the currently low domestic cost pressure. Inflation, measured by UND1X, is estimated at 0.9 per cent at the end of 2004. As the economic situation strengthens, inflation is expected to rise somewhat during 2005. At the end of 2005, there are still expected to be available resources in the economy and inflationary pressure is expected to be moderate. Underlying inflation, UND1X, is estimated at 1.4 per cent at the end of 2005. Inflation, measured by the CPI, is estimated at 2.1 per cent at the end of 2005 (see Table 1.3).

In the light of the forecast inflation trend, the Riksbank is expected to hold the repo rate at 2 per cent during the rest of the year. Next year, the Riksbank is expected to pursue a slightly less expansionary monetary policy and to raise the repo rate in stages to 2.75 per cent at the end of 2005. The key rate rise will contribute to increasing interest expenses for owner-occupied dwellings, which explains the fact that the CPI is expected to rise more rapidly than UND1X next year.

Demand and output

Apart from the dramatic reduction in exports of telecommunication equipment, Swedish exports of goods developed surprisingly well during the recession years 2001–2003. During the first part of this period, Swedish firms benefited from a weak krona. Since the end of 2001, the krona has, however, been strengthening from a weak initial position. The effects of the krona’s development on export growth are difficult to assess and are dependent on firms’ currency hedging strategies. However, it can be seen from annual reports that export firms’ earnings in 2003 were negatively impacted by the krona appreciation. This was particularly true of firms with large sales in the United States. It is therefore reasonable to assume that export volumes and industrial investment were also lower than they would otherwise have been as a result of the krona’s development.

In 2003, exports of goods were supported by very good growth figures in the pharmaceutical and automotive industries. During the latter part of 2003, it was also evident that the situation in the telecommunication equipment industry was beginning to get brighter. Exports to North America and Asia rose at a satisfactory rate last year. However, weak economic activity in the euro zone led to the market growth for Swedish export firms remaining at a relatively moderate 4.3 per cent (see Table 1.4). Overall, 2003 was a very good year for exports compared with the growth in Swedish export markets and in the light of the krona appreciation.

The improvement in the global economy, particularly the anticipated upturn in the euro zone, is expected to lead to world market growth of 8.5 per cent this year and almost 9 per cent next year. Stronger global demand is expected to contribute to Swedish exports of goods rising by 7.8 per cent this year and by 7.4 per cent next year. The increase in exports is largely limited this year by the fact that the pharmaceutical and automotive industries, from a very high level of exports in 2003, are not expected to show as strong export growth this year as last year. Following a number of years of favourable development, exports of raw materials are expected to develop at a slightly weaker rate in the coming years.

Following a few years of sharp falls in imports of goods, the trend was broken in 2003 and imports of goods rose by 5.5 per cent. The upturn was partly due to a rise in imports of crude oil and petroleum products of a full 9 per cent last year and partly to unusually large purchases of vessels.

Imports correlate positively, to a great extent, with exports. The anticipated increase in exports is therefore expected to lead to stronger import growth. Imports will be limited by the anticipated destocking by trade and industry in 2004. The prices of imported goods reflect the development of the exchange rate. During periods when the krona depreciates, import prices rise, dampening the volume of imports, and vice versa. The krona appreciation of the last few years and low world market prices resulted in import prices falling by almost 3 per cent in 2003. Import prices are forecast to fall this year and next year, which tends to increase purchases from abroad. Imports of raw materials and vessels are expected to normalise and rise considerably more slowly than in 2003. Overall, imports of goods are estimated to rise by 5.7 percent this year and by 7.1 percent next year.

In the light of an improvement in the economic situation, trade in services is expected to rise. Increasing global trade in goods and rising investment generate increased demand for, among other things, transport and consultancy services. Exports of services and imports of services are, however, expected to rise at around the same rate. The contribution from trade in servicesto GDP growth is therefore estimated tobe close to zero both this year and next year.

Investment in the business sector fell in 2003 for the third consecutive year. In industry, rising capacity utilisation, satisfactory demand for goods and improved profitability are expected to lead to an investment upturn this year of just under 4 per cent. Next year, industrial investment is expected to increase in more sectors and investment growth is estimated at almost 6.5 per cent.

In the service sectors, investment began to decline later than in industry. An investment upturn is therefore expected to be later and begin in 2005. However, investment requirements differ substantially between different service sectors. The construction of commercial premises continues to show very weak development. The roll-out of G3 mobile phone networks has not compensated for the low investment activity in general in the postal and telecommunications sector. In the financial services sector, investment rose sharply as early as last year. Service sector investment is estimated to fall by almost 2 per cent this year and then rise by approximately 4 per cent next year.

Central government infrastructure investment projects means that central government investment can be expected to remain at the relatively high level established in 2002. Local government investment fell by almost 9 per cent in 2003. The strained financial situation of municipalities means that no marked investment upturn is to be expected in the coming years. Overall, general

Table 1.4 Demand and output

	SEK billion(1) 2003	Percentage change in volume
		2000	2001	2002	2003	2004	2005	2006
Household consumption expenditure	1 195	4.9(2)	0.4	1.4	2.0	2.0	2.2	2.1
General government consumption expenditure	691	0.7(2)	0.9	3.2	0.7	1.3	0.2	0.3
Central government	196	-2.9	-1.6	4.1	0.8	1.5	-1.0	-0.6
Local government	495	2.2(2)	1.9	2.8	0.6	1.2	0.7	0.6
Gross fixed capital formation	383	5.7	-1.0	-3.0	-2.0	1.5	3.4	5.2
Business sector, excluding housing	261	8.2	-2.9	-7.1	-2.8	0.4	4.3	5.1
Housing	53	10.0	4.2	5.7	4.9	7.1	2.3	10.0
Authorities	69	-7.7	4.5	9.7	-3.5	1.6	0.5	1.8
Change in stocks(3)	9	0.5	-0.4	-0.2	0.2	-0.2	0.2	0.0
Exports	1 070	11.5	0.2	1.2	5.9	7.4	7.2	6.2
Imports	909	11.3	-2.5	-1.9	5.4	5.7	6.9	6.0
GDP	2 440	4.3	0.9	2.1	1.6	2.5	2.6	2.5

(1) Current prices.

(2) Excluding the effect of the transfer of the Church of Sweden from the local government sector to the household sector in the National Accounts from 1 January 2000. The corresponding development for 2000 including this effect is 4.0% for household consumption expenditure, -1.1% for general government consumption expenditure and -0.3% for local government consumption expenditure.

(3) Volume change, per cent of last year’s GDP.

Sources: Statistics Sweden and Ministry of Finance.

government investment is estimated to rise by approximately 2 per cent in 2004 and by approximately 1 per cent in 2005.

Housing investment rose by almost 5 per cent in 2003. The rising prices of single-family dwellings have both strengthened the financial wealth position of households and resulted in new construction and refurbishment in some regions being an attractive alternative to buying an existing single-family dwelling. An increased number of building licences indicates favourable growth in the construction of multi-dwelling apartment buildings. The investment subsidy (equivalent to a VAT reduction from 25 per cent to 6 per cent) is expected to have a positive impact on the construction of multi-dwelling apartment buildings next year. Housing investment also benefits from low interest rates and the tax allowance for repairs to housing proposed in this Fiscal Policy Bill. Housing investment is estimated to rise by 7.1 per cent this year and by 2.3 per cent next year. The level of housing investment is still low in a historical perspective.

Reductions in stocks by trade and industry are estimated to dampen GDP growth by 0.2 percentage points this year. The largest stock problems appear to be in the automotive trade. In 2005, the increased level of activity in the economy is expected to again lead to some stock-building and changes in stocks are estimated to contribute 0.2 percentage points to growth.

In 2003, household consumption expenditure rose by 2 per cent. Sharp price falls for electronics products contributed to the consumption of durable goods rising by 4 per cent. The consumption of services, which has been weak since the end of 2001, also began to increase slowly. Last year’s stock market rise contributed to households’ financial assets strengthening by approximately SEK 244 billion during 2003. The real wealth development of households has also been very favourable over a long period. Households’ total real wealth increased from SEK 1,609 billion in 1998 to SEK 2,539 billion in 2003 as a result of rising single-family dwelling prices.

The weak development of the labour market will restrain consumption growth until a marked improvement is evident. Weak employment growth and high unemployment weaken household income and confidence in the future declines, which can lead to increased precautionary saving. One positive factor is that household real disposable income is estimated to rise by 2.2 per cent due to low inflation, despite falling employment and moderate wage increases this year. Next year, real disposable income is estimated to rise by 1.3 per cent. Low interest rates and a strong wealth position, mainly as a result of rising house prices, are important driving forces for household demand. A better labour market situation and increased household optimism are expected to lead to saving declining and household consumption growth strengthening next year. Household consumption is estimated to rise by 2 per cent this year and by 2.2 per cent next year.

Central government consumption rose by just under 1 per cent in 2003, which was marginally weaker than was estimated in the Government Budget Bill. This year, a relatively sharp increase in dental care for the elderly and an increased number of working days contribute to an estimated rise in consumption of 1.5 per cent. In 2005, the development of appropriations in the government budget will result in the volume of central government consumption being expected to decline by 1 per cent, measured by the National Accounts’ accounting methods.

Local government consumption has grown relatively strongly over the past few years. However, consumption growth declined to 0.6 per cent last year. The expenditure reductions implemented in municipalities and county councils in 2003 will have a full impact in 2004. Local government consumption is nevertheless expected to rise by 1.2 per cent this year. The favourable development, compared with the financial situation of the municipalities, is mainly due to the considerably larger number of working days in 2004 than in 2003. Increased central government grants are expected to contribute to consumption rising by 0.7 per cent in 2005 and by 0.6 per cent in 2006.

Composition of growth and saving

Growth this year is characterised by favourable export growth and a more cautious strengthening of domestic demand. Foreign trade therefore contributes to increasing GDP growth by a full 1.2 percentage points (see Table 1.5). GDP growth is temporarily strengthened this year by 0.6 percentage points, as a result of the sharp increase in the number of working days compared with 2003. All demand and output components, apart from stocks, are expected to increase as a result of the calendar. Around half of the calendar effect on GDP growth, approximately 0.3 percentage points, can be explained by higher general government consumption. Next year, domestic demand, particularly investment, is expected to strengthen. Import requirements will thus increase and the contribution to growth from foreign trade will fall to 0.7 percentage points.

Table 1.5 Contributions to GDP growth

Percentage points

	2003	2004	2005	2006

Household consumption expenditure	1.0	1.0	1.1	1.0
General government consumption expenditure	0.2	0.4	0.1	0.1
Gross fixed capital formation	-0.3	0.2	0.5	0.8
Change in stocks	0.2	-0.2	0.2	0.0
Net foreign trade	0.5	1.2	0.7	0.6
Exports	2.6	3.4	3.4	3.1
Imports	-2.0	-2.2	-2.7	-2.5
GDP	1.6	2.5	2.6	2.5

Sources: Statistics Sweden and Ministry of Finance.

Total saving in the economy is estimated to rise from 22.2 per cent in 2004 to 23.5 per cent in 2006 (see Table 1.6). The increase is due to both increased fixed capital formation and higher net lending. Net lending in the corporate and household sectors is at a high level. The strengthening of net lending is, however, explained by higher net lending in the general government sector.

Table 1.6 Components of saving

Current prices, per cent of GDP

	2002	2003	2004	2005	2006

Real balance	16.8	16.1	15.6	16.0	16.5
Fixed capital formation	16.7	15.7	15.5	15.6	16.1
Change in stocks	0.1	0.4	0.1	0.4	0.4
Net lending(1)	4.7	6.5	6.6	7.0	7.0
General government	-0.3	0.5	0.3	0.6	1.1
Households	5.0	3.9	4.1	3.7	3.4
Business sector	0.0	2.1	2.2	2.7	2.5
Gross balance	21.5	22.6	22.2	23.0	23.5

(1) According to Riksbank definition.

Sources: Statistics Sweden, Riksbanken and Ministry of Finance.

Labour market

Employment in Swedish industry has fallen sharply in recent years, partly as a consequence of the global recession. Since the end of 2000, approximately 90,000 jobs in industry have been lost. Until mid-2003, this negative trend was offset by rising employment in other sectors. After that, the decline in employment gradually came to include the private service sector and local government authorities. Employment in the whole economy fell by 0.3 per cent in 2003.

Leading indicators, redundancy notice statistics and the Labour Force Survey results for the first months of this year indicate that the labour market situation can be expected to remain weak this year. For these reasons, among others, employment is estimated to decline by 0.6 per cent this year.

The strengthening of economic activity is not expected to lead to a gradual increase in the demand for labour until next year. Employment is estimated to rise by 0.5 per cent as an annual average. In this Fiscal Policy Bill, the government announces additional funds for municipalities, which will strengthen local government employment.

The forecast entails a regular employment rate of 76.6 per cent in 2005. During the estimate year 2006, the regular employment rate is forecast to rise to 76.8 per cent.

Despite falling employment, the number of hours worked is expected to rise by 0.4 per cent this year. The relatively favourable development of hours is mainly due to four more working days in 2004 than in 2003. This calendar effect is estimated to increase the number of hours worked by almost 1 per cent compared with 2003 (see the explanatory box on page 19). Next year, the number of hours worked will increaseat the same rate as employment.

Average hours worked are expected to increase in 2004 as a result of the calendar effect and be restrained in 2005 as a result of the sabbatical year. However, underlying average hours worked, i.e. average hours worked excluding these temporary effects, are expected to increase both this year and next year. This is partly due to the anticipated fall in absenteeism.

High growth in the working-age population, declining labour market programme volumes and the phasing out of the Adult Education Initiative contributed to a sharp increase in labour in 2003. Together with falling employment, this explains the increase in open unemployment from 4.0 per cent in 2002 to 4.9 per cent in 2003. This year, the supply of labour is expected to be limited by the weak demand for labour and rising labour market programme volumes. The supply of labour is expected to remain unchanged this year, despite good population growth. Open unemployment is estimated at 5.5 per cent as an annual average. The improvement in the labour market situation is expected to lead to the supply of labour increasing by 0.3 per cent next year. Consequently, unemployment is estimated to fall to 5.3 per cent in 2005.

In Chapter 12, an alternative scenario with a very favourable development of the labour market is described. In this scenario, the government’s target of a regular employment rate of 80 per cent is achieved in 2007.

Public finances

In 2003, general government net lending amounted to 0.5 per cent of GDP. Taxes and charges accounted for 50.5 per cent of GDP and total revenue for 56.1 per cent of GDP, while expenditure was equivalent to 55.6 per cent of GDP (see Table 1.7).

In 2004, net lending is estimated to decline to 0.3 per cent of GDP. Revenue is expected to decline as a percentage of GDP, while expenditure will remain unchanged. In 2005, net lending is estimated to rise to 0.6 per cent of GDP, mainly as a result of reduced expenditure as a percentage of GDP. In 2006, expenditure is expected to continue to decline as a percentage of GDP and net lending will increase to 1.1 per cent of GDP. Next year, an increased central government deficit will be balanced by an increased surplus in the old-age pension system. The improvement in general government net lending is due to an increase in local government net lending.

Net lending in 2004 is allocated between the areas of the general government sector so that the central government shows a deficit of SEK 42 billion, while the old-age pension system shows a surplus of SEK 51 billion.

Since output in the economy is expected to be below the long-term sustainable level throughout the period, structural lending is estimated to be higher than reported net lending.

Despite lower net lending compared with the assessment in the Government Budget Bill, the financial position is improved as a result of the increases in share values in 2003. The allocation of net lending between central government and the old-age pension system means that the improvement in the financial position takes the form of increased assets in the old-age pension system. The deficit in central government net lending results in the liability side of the general government sector’s balance sheet increasing during the forecast period. Central government debt and consolidated gross debt will increase temporarily as a percentage of GDP in 2004 and then decline.

Since the Government Budget Bill for 2004, the accounting principles have changed in the National Accounts so that taxes are reported the year that the income and tax liability arise (see the explanatory box on page 77). The result for 2003 has been adjusted for the change in accounting practice in line with the forecast in the Budget Bill. For the forecast period, the substantial downward revision of tax revenues results in lower net lending than in the Budget Bill.

Table 1.7 General government finances

Per cent of GDP

	2002	2003	2004	2005	2006

Revenue	55.4	56.1	55.9	55.5	55.4
Taxes(1)	50.2	50.9	50.6	50.2	50.0
Expenditure	55.7	55.6	55.6	55.0	54.3
Net lending	-0.3	0.5	0.3	0.6	1.1
Structural lending	-0.2	1.1	1.2	1.3	1.6
Consolidated gross debt	52.6	51.9	52.1	51.5	50.6
Net debt	4.8	0.1	-0.3	-0.6	-1.6

(1) Including taxes to EU.

Sources: Statistics Sweden and Ministry of Finance.

Calendar effects on economic growth in 2004

As noted in the Budget Bill for 2004, the calendar differs in several respects between 2003 and 2004. Not only is 2004 a leap year, but also more public holidays fall on Saturdays and Sundays. All in all, 2004 will have four more working weekdays (1) than 2003. This is believed to impact on measures of economic growth this year. 2005 will have the same number of working weekdays as 2004, which means that the calendar is not expected to affect comparative figures for the two years to any significant extent.

Determining the size of the calendar effect is associated with considerable uncertainty. In the Budget Bill for 2004, it was estimated that calendar variations would boost GDP by 0.3 per cent this year. This estimate was based on calculations by the National Institute of Economic Research (NIER), which are based in turn on the historical relationship between the calendar and GDP.

In the present forecast, the calendar effect is believed to be greater. The main reason for this is that the National Accounts have changed the convention for the calculation of value added in the public sector.(2) The NIER has also made new estimates of the historical relationship between the calendar and GDP, which suggest a slightly greater effect. The NIER and the Ministry of Finance are now expecting a calendar effect on GDP of 0.6 per cent this year.

The Ministry of Finance’s forecasts do not normally take account of any effects of calendar variations, as they are generally minor. Its forecasts can therefore normally be said to be calendar-adjusted. Since these forecasts are used as the basis for the central government budget, and the calendar effect this year is expected to be significant, this appendix presents the actual(non-calendar-adjusted) forecast for 2004. When analysing economic growth and the economic climate, however, underlying (calendar-adjusted) developments are more relevant. The table below therefore shows the GDP forecast for 2004 in both calendar-adjusted and actual terms. It should be stressed that the forecasts for 2004 presented in this appendix are, unless otherwise stated, forecasts of actual developments. It is also these developments that should be compared with the outcomes from the National Accounts.

Demand and output 2004

Percentage change

	Calendar-adjusted	Actual	Calendar effect

Household consumption	1.8	2.0	0.2
Public consumption	0.5	1.3	0.8
Gross fixed capital formation	0.7	1.5	0.8
Change in stocks(1)	-0.2	-0.2	0.0
Exports	6.5	7.4	0.9
Imports	4.9	5.7	0.8
GDP	1.9	2.5	0.6

(1) The change in volume is calculated as per cent of GDP last year.

Note: Calendar effects according to estimates from NIER.

Sources: National Institute of Economic Research (NIER) and Ministry of Finance.

Viewed from the supply side, GDP can be calculated as the product of the number of hours worked and output per hour worked, i.e. productivity. In the present forecast, the number of hours worked is estimated to increase by around 0.9 per cent as a result of the calendar. The number of hours worked is therefore expected to rise more than output (GDP), which means that productivity will be lower.(3)

The calendar will have a relatively small impact on labour costs because most employees are paid on a monthly basis. Hourly labour costs will therefore be lower. This will counteract the effect of lower productivity, and labour costs per unit of output will be lower as a result of the calendar.

Despite the relatively large calendar effect on GDP growth, public finances should not be affected to any notable extent. Although tax revenues are expected to grow slightly more, public expenditure (such as unemployment benefits) will probably also rise slightly.

(1) Monday–Friday

(2) Value added in the public sector is calculated on the basis of its costs in the National Accounts. In the preliminary National Accounts, Statistics Sweden has previously calculated labour costs on the basis of a calendar-adjusted number of working hours. However, from 2004 Statistics Sweden will be using the actual (non-calendar-adjusted) number of working hours in the preliminary National Accounts. Value added in current prices is impacted only marginally because most employees are paid on a monthly basis. The calendar effect on GDP in current prices will therefore be smaller.

(3) GDP growth can be approximated as the sum of the change in the number of hours worked and the change in productivity. Productivity growth will therefore be 0.3 percentage points lower as a result of the calendar.

2              International developments

The global economy strengthened during the autumn and winter, and the prospects for continued favourable development are good. After the global economic downturn of the past few years, clear growth can be seen in most regionsand countries, although the strength of the recovery varies.

A strong recovery could be seen in the United States and Asia in the latter half of 2003, whereas the recovery in Europe during the same period was more restrained, particularly in the largest countries of the euro area. In the United States, positive underlying economic growth has been apparent since the beginning of last year. Continued strong economic policy stimulus in the US contributed to a high rate of growth during the latter half of the year. Asia’s high rate of growth picked up further during the autumn of 2003 due to continued dynamism in the Chinese economy and an accelerating growth rate in Japan. Substantially stronger demand in Asia and the United States also contributed to a mid-year recovery in the euro area in 2003. Domestic demand, however, remained restrained in several euro countries for most of the year.

The global economic recovery followed several years of relatively weak development. This can largely be explained by the need for correction of business sector overinvestment and rising debt in the late 1990s. Very expansionary economic conditions, especially in 2003, facilitated the subsequent consolidation of corporate balance sheets. Firms benefited from rising market values and lower borrowing costs last year in pace with gradually improving earnings and lower corporate bond yields. An improvement in corporate earnings during the year was followed by a gradual increase in investment, which began in the United States and Japan and could also be seen in the euro area in late 2003. These developments were also underpinned by a lower level of geopolitical uncertainty after the end of the war in Iraq in addition to the end of the SARS epidemic in Asia in the summer.

Global industrial activity picked up substantially in the second half of 2003 with a higher level of confidence, output and profitability. At the same time, the increasing industrial activity contributed to rising prices for raw materials, particularly oil. However, despite rising energy prices, global consumer price inflation remains restrained. This can largely be explained by low resource utilisation in the world economy (including labour markets) in addition to good productivity growth in several regions. For the euro area, the appreciation of the euro in 2003 has to some extent limited inflationary impulses as a result of higher oil prices. Generally, an element of uncertainty in global economic growth in the past year has consisted of considerable exchange rate fluctuations between major currencies.

The global economic recovery is expected to continue in the spring and the global growth rate is forecast to be satisfactory during the 2004–2006 period. Strong GDP growth is forecast for most regions. In the euro area, however, a relatively modest improvement in GDP growth is expected. Good corporate earnings and continued expansionary fiscal conditions bode well for the global economy, assuming plenty of available resources. An important driving force behind the global recovery is the fact that investment, after several years of low investment volumes, is expected to increase considerably. The expected low inflationary pressure in several countries during the coming year is believed to lead to continuing favourable interest rates for both the corporate sector and households. At the same time, slowly rising employment and lower unemployment in the United States, Japan and the euro area will gradually become a driving force behind increased household consumption. Signs of an improving labour market could be seen in most countries and regions in early 2004, and continued improvements are expected as the effects of the investment-led recovery spread in their economies.

In 2004, global GDP growth is forecast to pick up and amount to 4.2 per cent. In 2005, growth is expected to slow somewhat to 3.8 per cent, when available resources decline and the effects of the economic policy stimulus gradually subside. Fiscal policy is estimated to be neutral or slightly contractionary in the euro area and in the United States during the forecast period. Interest rates are assumed to rise globally, albeit relatively slowly due to low price pressure. Good private consumption growth is forecast based on continued improvement of the labour market situation in general and growth in household income in particular.

Risk and uncertainty in the forecast appear to have been balanced. The effects of GDP growth may be underestimated due to the difficulty of determining the impact of the ongoing growth in demand, output and trade. However, the global recovery is also vulnerable since a clear labour market recovery seems to be delayed. Another element of uncertainty is the high volatility in the exchange rates between large currency areas that has characterised foreign exchange markets in the past year. The high volatility and considerable uncertainty of the relative value of foreign exchange may have a negative impact on global trade and corporate investment decisions. A continued marked depreciation of the US dollar against the euro from current levels may jeopardize growth in the euro area, especially if exchange rates fluctuate dramatically.

Table 2.1 GDP growth, inflation and unemployment

Percentage change, unless otherwise stated

	2002	2003	2004	2005	2006
Gross domestic product
World	2.8	3.6	4.4	4.1	3.9
United States	2.2	3.1	4.8	3.6	3.4
Japan	-0.4	2.7	2.2	1.3	1.3
EU(1)	1.1	0.7	2.0	2.3	2.4
Euro area	0.9	0.4	1.7	2.2	2.4
Germany	0.2	-0.1	1.4	1.9	2.3
France	1.3	0.2	1.7	2.2	2.5
Italy	0.4	0.4	1.3	2.1	2.0
United Kingdom	1.7	2.1	3.1	2.6	2.4
Nordic countries	1.6	1.0	2.5	2.6	2.6
Denmark	1.0	0.0	2.0	2.4	2.8
Finland	2.3	1.9	2.9	3.1	3.0
Norway	1.0	0.3	2.5	2.2	2.3
Consumer prices(2)
EU	2.1	2.0	1.7	1.8	1.9
Euro area	2.3	2.1	1.8	1.9	1.9
United States	1.6	2.3	1.5	1.6	1.9
Unemployment, as a percentage of labour force(3)
EU	7.7	8.1	8.1	7.9	7.8
Euro area	8.4	8.8	8.8	8.6	8.4
United States	5.8	6.0	5.4	5.1	4.9
Market growth for Swedish exports	3.0	4.3	8.5	8.8	7.8

(1)EU figures refer to the 15 existing member states for all years.

(2)HICP for the EU and CPI for the United States.

(3)ILO definition for EU and national definition for United States.

Sources: National sources, Eurostat and Ministry of Finance.

2.1          Developments in Europe

The euro area

Last year’s more or less simultaneous global economic recovery could also be seen in the euro area, where faint signs of economic strengthening appeared in the second half of 2003. The recovery in the euro area is forecast to strengthen this year and next, and GDP growth is expected to be 1.7 per cent in 2004 and 2.2 per cent in 2005.

Between the autumn of 2002 and the summer of 2003, the economy in the euro area stagnated. This was due to several factors; for example, foreign trade contributed negatively to growth and domestic demand showed very weak development. Household consumption was undermined by the increasingly difficult labour market, with slowing employment growth and rising unemployment, which in turn restrained wage increases. There was a clear downward trend in the propensity of firms to invest during the autumn of 2000, which initiated a period of falling investment lasting nearly three years. In the past few years, firms have concentrated on improving their profit margins through extensive cost-cutting programmes and by adjusting their capital stock after overinvestment during the boom of the late 1990s.

After three quarters of stagnation, the economy began to recover in mid-2003. The economic recovery was initially export-led, but investment also began to increase late last year. The relatively high level of capacity utilisation, increased global demand and low interest rates explain much of the rising investment. Investmentgrowth this year and next year, however, is forecast to be relatively limited. The considerable drop in investment is largely the result of previous overinvestment. Also, the appreciation of the euro since 2002 has had a negative impact on the competitiveness of the export industry. The upward pressure on the euro is expected to continue for the remainder of 2004, but the euro is forecast to weaken somewhat towards the end of the forecast period. Estimating the effects of the stronger euro on exports is very difficult, with the value of the euro comprising one of the main uncertainties in the forecast. The effects of the appreciation to date may be underestimated and the euro may appreciate more than estimated in the forecast during the current year. If the euro were much stronger than estimated, this would dampen economic growth compared with the forecast.

In general, the effects of stimuli from increased global demand should outweigh the negative effects of a stronger currency. The stronger euro should dampen inflation, which should in turn increase real household income and provide scope for an expansionary monetary policy. Besides the fact that income will rise thanks to a lower rate of inflation and income tax cuts, continued low interest rates and a initially relatively high level of household saving are expected to contribute to households increasing their consumption during the current year.

Unemployment has remained relatively constant despite the weak economy last year. Unemployment is expected to fall somewhat during the forecast period and then stabilise at a much higher level than when the recession began.

The recovery in the euro area is generally forecast to be slower than the global economic recovery. Weak development particularly characterises the three biggest economies of the euro area, i.e. Germany, France and Italy. In addition to their weak economies, Germany and France have weak public finances, which has led to fiscal policy tightening. This in turn undermines domestic demand. Several countries in the euro area are expected to have strained public finances in the next few years, and for the euro area as a whole, fiscal policy is forecast to be tightened slightly or neutral in 2004 and 2005.

The United Kingdom

The British economy is in the midst of a very strong phase of growth where high consumption growth for households is coinciding with rising private sector investment, a high level of public consumption and increased global demand. The economy has been stimulated by a stable labour market, good wage increases, a continued high rate of growth in housing prices and an expansionary fiscal and monetary policy. However, the growth is partly based on higher private and public debt. A gradual tightening of monetary policy during the forecast period is expected to lead to lower household consumption growth as well as a dampening of the slightly overheated housing market. At the same time, other parts of the British economy are expected to show continued stable development. GDP growth is estimated at 3.1 per cent this year and 2.6 per cent in 2005.

The EU’s new member states

Most of the countries which will be member states of the European Union on 1 May 2004 are experiencing economic recovery. Poland’s economic recovery is continuing and GDP growth is expected to be 4–5 per cent annually in 2004 and 2005. Exports are the most important driving force, but private consumption is tending to increase and should have an increasingly important role. The large budget deficit, which could entail a tightening of monetary policy, risks dampening growth in Poland.

The Baltic States continue to show the highest growth rates of the new member states. Lithuania is forecast to see more even economic development compared with the past few years, but it should still experience the highest growth rates of all the Baltic States at 6 to 7 per cent in 2004 and 2005. Estonia and Latvia are expected to show somewhat lower growth rates.

In Lithuania, domestic consumption and investment are driving the high rate of growth. The current account deficit is modest, but it may increase if demand in the largest European countries continues to be weak. Large current account deficits are also an element of risk in Estonia and Latvia. In both countries, growth has been driven by domestic demand.

Of the other new member states, Hungary and the Czech Republic have the largest economies. These countries are also in the midst of economic recovery, but the rate of growth is forecast to stay at around 3 per cent this year and next.

The Nordic countries

Household consumption is a key driver behind economic growth in the Nordic countries. In pace with the recovering global economy, exports are also expected to grow.

Despite unchanged GDP growth in Denmark in 2003, it is expected to pick up in the next two years. Household consumption is forecast to be the main driving force in the economy, underpinned by low interest rates and tax cuts. In pace with the improving global economic outlook, exports are also expected to pick up. However, low capacity utilisation means that investment should rise no earlier than 2005. Labour market developments have a major impact on how households see the future as well as the development of consumption and saving. GDP growth is forecast to be 2.0 per cent in 2004 and 2.4 per cent in 2005.

Growth in Finland slowed somewhat in 2003. It is likely that growth will nevertheless pick up again in Finland, where household consumption also is the main driver in the economy. Household consumption will be underpinned by wage increases, a lower rate of inflation and income tax cuts in 2004. This should be boosted by growing exports due to the global economic recovery. The global economic recovery should also entail a slight rise in investment in the near future. GDP growth is forecast to be 2.9 per cent in 2004 and 3.1 per cent in 2005.

Despite the weak Norwegian economy in 2003, growth is expected to accelerate in the next few years. Household consumption, as a result of high wage increases, low inflation and low interest rates, is expected to boost growth in the near future. The global economic recovery and the depreciation of the Norwegian krone in the past year should also lead to export growth. In conjunction with low interest rates, this is forecast to lead to rising investment in 2004. Oil companies’ investment plans also indicate positive investment growth in the near future. GDP growth is forecast to be 2.5 per cent in 2004 and 2.2 per cent in 2005.

Russia

Russia has enjoyed strong growth in the past five years, with an average growth of nearly 7 per cent. This can largely be explained by the high price of oil, but also by the country’s stability-oriented economic policy and rising investment. The budget surplus last year was just under 2 per cent of GDP and central government debt is falling steadily.

The main challenge for the Russian economy is to lessen its dependence on raw materials and broaden its growth base in order to achieve sustainable growth. The slow pace of reform combined with a sudden drop in the price of oil are some of the biggest risks to Russia’s growth prospects. The rate of growth is forecast to slow slightly in the next few years, to approximately 5 per cent year-on-year. This reflects a gradual drop in the price of oil, the appreciation of the rouble plus some uncertainty concerning the future pace of reform.

2.2          The United States

After the recession of the past few years, mainly caused by adjustments as a result of previous overinvestment, the US economy showed increasingly clear signs of picking up in the summer of 2003. This positive development has continued since then, stimulated by a very expansionary economic policy. The general recovery can be seen by the fact that both household consumption and investment are boosting growth.

Many of the effects of the economic policy stimulus are forecast to subside in 2005. This summer, the fiscal policy stance is expected to shift from being very expansionary to being more neutral. Monetary policy is expected to tighten towards the end of the year, when the labour market situation has improved.

The conditions for a continuing economic recovery are favourable. For example, firms’ financial situation has improved dramatically in recent years. The relationship between firms’ cash flow and investment expenditure is more favourable than ever before (see Diagram 2.1 below).

Diagram 2.1 Corporate business financing gap as part of GDP in the United States

Source: Ecowin.

During the recession, firms quickly adapted their production and costs to lower demand. In the light of economic recovery, higher revenues have also increasingly contributed to earnings growth in the past year. This has led to quickly rising earnings reaching historic highs. Firms’ confidence has also strengthened and is at a very high level. Therefore, there is reason to assume that the strong investment developments of the past six months will continue.

Another important factor if the economic recovery is to last is the continuing improvement in households’ financial situation. Households’ net wealth rose substantially during the past year, to a level that is clearly above the historical average. As a result of the stock market recovery of the past year and rising property values, the wealth position of households has strengthened despite increasing debt. Many households have also remortgaged their homes and now have fixed rate mortgages with very low interest rates. This means that they are protected from rising interest rates. Mortgages account for around 70 per cent of households’ total debt.

An important driving force of the economy in the future will be the very expansionary economic conditions for both households and the corporate sector. Interest rates are currently very low and there are some factors indicating that the tightening of monetary policy will be less severe than would have been the case during the economic booms of the 1980s and 1990s. One of the factors is that the very quick productivity growth since the mid-1990s is dampening inflation. Firms’ financing costs are low partly due to lower corporate bond yields based on improved balance sheets and investors’ increasing propensity to take risks. Another positive factor is the year-long stock market rally thanks to favourable profit growth. The weak dollar of the past few years is boosting exports. The high level of profits means that firms will be able to recruit new employees and make investments when demand picks up.

The labour market has recovered somewhat. Various indicators are showing different levels of recovery, but the conditions for further improvement are favourable. Increased demand for labour means that wages will rise more quickly and that disposable income will gradually increase.

During the first six months of 2004, US fiscal policy should continue boosting growth since tax refunds are being made to many households. Therefore, overall conditions are also favourable for household consumption.

GDP growth is forecast to be 4.8 per cent in 2004, declining somewhat to 3.6 per cent in 2005 when the economic policy stimulus has subsided.

The risk scenario is judged to be well balanced. It is entirely possible that growth will be stronger than forecast. Several risks seem less likely than before, especially the risk of weak profit growth. If productivity continues to be exceptionally strong, this will dampen inflationary pressure and allow the Federal Reserve to retain its low key rate for the time being. However, the labour market recovery may take longer than expected. There is also continued uncertainty concerning public finances. Even if the outlook is likely to improve somewhat as a result of the economic recovery, some underlying developments are heading in the opposite direction. Unexpected deterioration in the federal budget, for example if public expenditure were to increase more than estimated, this could have a negative impact on confidence and long-term interest rates could rise more quickly than expected. This would dampen economic growth.

2.3          Developments in Asia and Latin America

Japan

The Japanese economy performed well in the past year and growth was stronger than expected. Growth has mainly been attributable to increasing exports to other parts of Asia. Promising corporate investment developments have also contributed to this growth. On the other hand, household consumption has remained sluggish.

The positive economic developments in Japan are expected to continue during the forecast period, but most likely at a somewhat slower pace than in 2003. Firms’ cost-cutting programmes have led to higher earnings and the stock market recovered in the past year. However, large export firms within the manufacturing industry are behind most of the earnings growth, whereas many SMEs and companies in other sectors are still having problems with profitability. The recent appreciation of the yen also hurts Japanese exports somewhat.

The Japanese economy is still suffering from the same underlying structural problems that have been a hindrance to economic activity for more than a decade. Japan’s general government gross debt amounts to nearly 170 per cent of GDP and its budget deficit is 8 per cent of GDP. The deflation of the past five years is expected to persist and the banking sector is still characterised by bad loans and reduced lending. These problems should be obstacles to a sustainable recovery. In the light of this situation, Japan’s current relatively strong growth is believed to be of a short-term and cyclical nature. GDP is expected to grow 2.2 per cent in 2004 and 1.3 per cent in 2005, which is in line with the estimated potential growth.

The rest of Asia

The economic growth in Asia (excluding Japan) has been very strong in the past few years and picked up further in 2003 when growth amounted to 7 per cent. The impact of the pulmonary disease SARS on the economy during spring 2003 has been much less severe than initially feared, and growth quickly resumed in the autumn. A combination of favourable exchange rates, accommodating economic policy and a recovery in the IT sector has boosted economic growth. In addition, the yield differential between government securities in developing countries and the United States decreased considerably in 2003, improving the financing situation for Asian countries.

China is the country in the region contributing the most to economic growth. Growth in China in 2003 was the strongest for seven years, amounting to 9.1 per cent. Exports are the main driver behind China’s growth, but domestic demand is also increasing steadily. Many countries in the region are benefiting from the promising developments in China and regional trade has grown considerably (see also the explanatory box on page 38). India’s growth was also stronger than expected in 2003, with GDP growth of around 7 per cent.

Growth in the region is expected to remain high in the near future as domestic demand increases and the positive impact of the global economic recovery continues. All in all, GDP is expected to grow 7.1 per cent this year (the highest growth rate since the years before the Asian crisis of 1997 and 1998) and 6.8 per cent in 2005.

Latin America

Latin America’s economies started to recover last year after the region experienced a recession in 2002. Growth in the region has largely been driven by positive export developments, but also by stronger domestic demand. These factors are stimulated by competitive exchange rates, favourable financial conditions and the beginnings of a global economic recovery.

The economic outlook in Argentina has stabilised, with growth of nearly 8 per cent last year after considerable negative growth in 2002. Inflation is now largely under control. Brazil had growth close to zero in 2003, but GDP is expected to grow again in 2004 due to improving confidence. This can likely be explained by the fact that the Brazilian government has shown a willingness to carry out structural reforms and strive for macroeconomic stability. Chile, and Mexico to some extent, have shown continued promising economic growth. The countries have managed external shocks quite well, largely thanks to their relatively good economic prerequisites and more open economies.

Latin America’s economic growth is expected to continue this year as a result of a gradual strengthening of domestic demand and the global economic recovery. Developments in the different countries, however, vary considerably. Parts of the region still suffer from political instability, comprising an element of risk to a continued recovery. In addition, several Latin American countries are burdened by debt, which may be a problem if the currently favourable financial conditions should change. All in all, GDP growth for 2004 is forecast at 3.8 per cent, and for 2005 at 3.6 per cent.

2.4          Swedish world market growth

The global prerequisites for Swedish exports improved only marginally last year. Global demand did not begin to strengthen considerably until the second half of the year. World market growth – the trade-weighted import demand for processed goods encountered by Sweden’s exporters – is estimated to have been 4.3 per cent in 2003. Given the positive signs in world trade and the continued global economic recovery, particularly in the United States, Asia, and the euro area to some extent, world market growth is expected to reach 8.5 per cent in 2004 and 8.8 per cent in 2005.

2.5          Oil prices

After a sharp drop in connection with the war in Iraq in the spring of 2003, oil prices gradually rose. In early 2004, oil cost over USD 28 per barrel, which is the upper limit in the price band of USD 22 and USD 28, which has been OPEC’s target since autumn 1999. Increased global demand and lowered crude oil production quotas in several important oil-producing countries are the principle reasons for the price rises. However, the higher price is not as marked in Swedish kronor. For the remainder of 2004, crude oil production mainly in OPEC countries is expected to be adapted to demand. At the end of the year, the price of oil is expected to be USD 28 per barrel. In 2005, the oil price is expected to continue falling to USD 26 per barrel. If oil production cannot keep up with rising demand, however, there is a risk that the oil price will be higher than forecast.

Diagram 2.2 Oil, Brent Spot

Source: Ecowin.

China’s growing importance for the global economy

China is playing an increasingly important role in the global economy. Over the last 20 years the country has generated very strong average GDP growth of 9 per cent annually, and its share of world trade has grown from 1 to 6 per cent.(4) China is now the world’s sixth-largest economy and fourth-largest trading nation; last year exports grew by 35 per cent and imports by no less than 40 per cent. China’s share of the global economy is considerably larger if domestic purchasing power is taken into account. In terms of purchasing power, China is now the world’s second-largest economy after the United States. Many see China as a major new driver for global economic growth.

One important reason for China’s high rate of growth is the extensive reforms – including ownership reforms – which the country has carried out in the last two decades. However, in recent years growth has been fuelled primarily by China’s low labour costs, making it advantageous for foreign companies to locate production there. This has given cause for concern in many countries which are seeing jobs disappear or are facing increased competition from Chinese exports of cheaply produced goods. A study by the IMF(5) shows that China’s economic growth is having an unquestionably positive impact on the world as a whole. However, the effect varies from region to region. Countries competing with the same type of exports as China may be affected negatively in the short term, while countries like Sweden which are major exporters of high-tech products will gain from the strong demand in China.

The Swedish example clearly confirms this. Sweden’s trade with China has grown since the mid-1990s to more than 2.5 per cent of total Swedish foreign trade today.(6) Net trade with China is influenced primarily by developments in the information and communication technology (ICT) sector. In the late 1990s exports of ICT products to China were very high, which led to a positive trade balance. As the international market deteriorated for investment goods as a whole and for ICT products in particular, the surpluses turned to deficits. However, China is now the world’s third-largest importer, and Sweden has a good chance of continuing to gain from strong demand for high-tech products in China in the future. Sweden is also benefiting from strong growth in Swedish imports of primarily cheap consumer goods from China.

Although China is a major importer of raw materials, Swedish exports of raw materials to China are very limited. However, China’s strong demand for raw materials probably has a positive impact on Swedish raw material exports indirectly by boosting the overall demand for raw materials.

A lively debate is under way about the valuation of the Chinese yuan, which, like many Asian currencies, is pegged to the US dollar. Since 2002 the dollar has depreciated, primarily against the euro, and the Asian currencies have followed suit. The outside world has brought a great deal of pressure to bear on China to revalue its currency, partly in order to relieve the upward pressure on the euro and partly to reduce the competitive advantages to China of a weak currency. The combination of a weak yuan and high rates of growth also increases the risk of inflation in China, and a stronger yuan would contribute to the tightening of fiscal conditions. However, the Chinese authorities believe that they have reason to be cautious about a revaluation. For example, China has problems with bad loans in the financial sector (in the region of 40-50 per cent of GDP according to official Chinese statistics), which makes the country vulnerable to rapid movements in exchange rates. A stronger yuan could also slow growth. Growth is essential if China is to carry out further structural reforms and avoid social instability.

Just how important China is for the global economy is debatable. However, it is clear that China’s growth is very strong and that the country is contributing to a higher rate of global growth. The prospects for continued strong economic growth in China are good. The country has extensive labour reserves and rapidly growing human capital. However, China faces major challenges when it comes to continued structural reforms of the financial and business sectors and of the labour market, and when it comes to building up a social security safety net. If successful reforms are carried out in these areas, there is a good chance of China continuing to grow rapidly in the future.

(4) International Monetary Fund, IMF World Economic Outlook, 2004

(5) International Monetary Fund, IMF World Economic Outlook, 2004

(6) Statistics Sweden, foreign trade statistics, 2004

3              Capital markets

Monetary policy was eased further in 2003. Several leading central banks lowered their key interest rates to historically very low levels. Although the global economy strengthened, low resource utilisation and good productivity growth in several countries meant that inflation remained low. Inflation expectations are still at low levels, and the expected increases in the central banks’ key interest rates have been postponed.

Share prices on the world’s stock exchanges have been climbing since March 2003. The main reasons for this positive performance are growing corporate earnings, reduced geopolitical uncertainty, strong economic recovery in the United States and low interest rates.

In the first few months of 2004 uncertainty in the financial markets has increased again somewhat, not least after the terrorist action in Madrid on 11 March. Despite the economic upswing, interest rates are still at low levels. The contributing factors are believed to be the slow recovery in employment in the United States, and low resource utilisation and inflationary pressure. In the foreign exchange market, concern about the sustainability of the US budget and current account deficits contributed to a weaker dollar in autumn 2003, a trend which continued until the beginning of 2004. The major fluctuations in the foreign exchange market in 2004 suggest that the uncertainty is still there.

The yield differential between corporate and government bonds narrowed in 2003, which meant that firms’ borrowing costs fell. The reduced interest spread in the credit market, which also benefited the emergin markets, is due primarily to increased interest in corporate bonds in line with an increasingly bright economic outlook. Corporate bonds are also being seen as less of a risk as firms continue to reduce their debt and improve their earnings.

All in all, global financial conditions – low interest rates and credit spreads, and stable or rising share prices – are creating continued favourable conditions for economic recovery.

Given an increasingly strong economy, the central banks’ key interest rates are believed to be approaching their lowest levels. As the economic recovery becomes more established and spreads, the central banks are expected to begin tightening monetary policy. The US Federal Reserve is expected to raise its key interest rate during the second half of 2004, while the Riksbank in Sweden and the European Central Bank (ECB) are not expected to raise their key interest rates until 2005. International bond yields are expected to rise in 2004 and 2005 as the global economy strengthens.

The krona has strengthened in recent years. At the beginning of April 2004 the trade-weighted TCW index stood at around 128. The krona has been favoured by the recovery on Stockholmsbörsen (the Stockholm stock exchange). The krona is forecast to appreciate further in 2004.

3.1          International developments

Scope for low key interest rate in the United States

The Federal Reserve has kept its key interest rate at a historically low level. It was last cut by 0.25 percentage points to 1.00 per cent in June 2003(see Diagram 3.1). Relatively low resource utilisation, strong productivity growth, slow recovery in employment growth and low inflationary pressure have provided scope for this highly expansionary monetary policy. The low key interest rate in the United States favours economic recovery, and growth expectations for the years ahead are relatively high. The Federal Reserve has indicated that it intends to leave its key interest rate unchanged until there are clearer signs of rising employment and a sustainable economic recovery is established.

Diagram 3.1 Key interest rates in the United States, the euro area and Sweden

Source: EcoWin.

The key interest rate is expected to hold at its current level until the second half of 2004, when monetary policy will start to be tightened as available resources are taken into use. The forecast for the key US interest rate is 1.75 per cent in December 2004 and 4.00 per cent in December 2005.

US bond yields have been at historically low levels since autumn 2002. Despite the strong GDP growth in recent quarters, the economy has plenty of available resources and inflationary pressure is low. This has contributed to the expected rise in bond yields being delayed. Several Asian central banks have purchased large numbers of US bonds in the last year, which has also helped to hold back the rise in yields despite the strong economic signals. Looking ahead, bond yields are expected to rise as available resources are taken into use and the Federal Reserve begins to tighten monetary policy. The US government’s increased borrowing requirement in the next few years is also expected to contribute to a rise in yields. The US 10-year government bond yield is forecast to be 5.30 per cent in December 2004 and 5.70 per cent in December 2005.

Diagram 3.2 10-year government bond yields in the United States, Germany and Sweden

Source: EcoWin.

Interest rates in the Euro area

The ECB lowered its key interest rate by 0.75 percentage points during the first half of 2003 to 2 per cent. The economic recovery in the euro area is slow but is forecast to gain momentum in 2004. The strengthening of the euro in autumn 2003 has led to monetary conditions in the euro area being tighter than at the time of the ECB’s last rate cut. Given the slow recovery and the strong euro, there will be available resources in the economy over the next few years. Inflation is forecast to be slightly below the ECB’s target of just under 2 per cent. All in all, there is therefore believed to be scope for a further interest rate cut in 2004 before monetary policy begins to be tightened in 2005. The forecast for the ECB’s key interest rate is 1.75 per cent in December 2004 and 2.75 per cent in December 2005.

European bond yields are expected to mirror international developments and grow in line with signs of an increasingly strong economy. However, European yields are not expected to rise as far as US yields. The forecast for the German 10-year government bond yield is 4.60 per cent in December 2004 and 4.95 per cent in December 2005.

Dollar weaker against the euro this year

The US dollar has trended downwards against other currencies since spring 2002. Several factors lie behind this trend. The US current account deficit is continuing to widen. The growing debt, along with the large budget deficit, is causing increased uncertainty in the financial markets. Furthermore the relatively low interest rates in the United States compared to those in the euro area and the UK, for example, did not attract sufficient private capital inflows in 2003, which contributed to a weaker dollar (see Diagram 3.3). The dollar has not weakened further so far this year. To some extent, the Asian central banks’ large purchases of US bonds have counteracted other capital outflows from the United States.

Diagram 3.3 The US dollar against the euro and the yen

Source: EcoWin.

Potential growth is currently believed to be higher in the United States than in the euro area, which suggests that the dollar will strengthen against the euro in the longer term. However, there is still believed to be a risk of the dollar continuing to depreciate in 2004, due in part to the uncertainty about the US current account and public finances.

International stock exchanges gaining

Share prices on the leading stock exchanges climbed sharply in 2003 after three successive years in decline (see Diagram 3.4). This positive trend in the stock market began following the US invasion of Iraq in March 2003. Reduced geopolitical uncertainty, strong economic recovery in the United States, growing corporate earnings and continued low interest rates are the main reasons for the positive trend.

After the rapid rise in share prices over the last year, in March 2004 shares were trading at around 18 times expected earnings for the coming 12-month period. This is a relatively high level historically, but the low interest rates mean that there are currently few attractive investmentalternatives to the stock market. The outlook for continued growth in corporate earnings over the next few years is believed to be bright, both in Europe and in the United States. Together with continued high risk propensity among investors, this could motivate today’s pricing. Faster-than-anticipated growth in interest rates, continued depreciation of the dollar and setbacks in the US economic recovery are factors which could serve to undermine growth in the stock markets in the time ahead.

Diagram 3.4 Stock market developments in the United States, the euro area and Sweden

Source: EcoWin.

3.2          Developments in Sweden

Continued expansionary monetary policy

The Riksbank last lowered its key interest rate by 0.50 percentage points to 2.00 per cent on 1 April 2004. This was part of a series of cuts since November 2002. Low resource utilisation and weak employment growth, combined with a favourable inflationary outlook and a stronger krona, are expected to lead to the Riksbank leaving its key interest rate unchanged for the rest of 2004. However, the Riksbank is expected to begin tightening monetary policy in 2005 as the economy begins to grow faster and available resources are taken into use. The repo rate is forecast to be unchanged from its current level of 2.00 per cent in December 2004, rising to 2.75 per cent in December 2005.

Bond yields expected to rise

Bond yields in Sweden have fallen slightly further than those elsewhere so far this year, due in part to expectations of continued low inflation in Sweden. Swedish yields are expected to rise in line with the international trend over the rest of 2004. The forecast for the Swedish 10-year government bond yield is 4.95 per cent in December 2004 and 5.25 per cent in December 2005.

The differential between Swedish and German government bond yields has narrowed during the year, partly as a result of the Riksbank continuing to lower its key interest rate.

Diagram 3.5 The differential between 10-year government bond yields in Sweden and Germany

Source: EcoWin.

The Swedish 10-year yield was around 0.30 percentage points higher than the German equivalent at the beginning of April (see Diagram 3.5). The differential between Swedish and German government bond yields is expected to hold during the forecast period. Stable Swedish public finances relative to the euro area are expected to contribute to this, as are continued low inflationary pressure and a small short-term interest rate spread.

Performance of the krona

The krona as measured by the trade-weighted TCW index has strengthened in recent years. Since autumn 2001 the krona has appreciated by around 12 per cent, from 146 against the TCW index to around 128 at the beginning of April. The krona has been favoured by improvements in the current account balance, increased risk apetite among investors, and relatively strong economic growth. These factors also suggest continued appreciation of the krona over the next few years. The krona is forecast to strengthen to 124 against the TCW index in December 2004 and hold steady in 2005 and 2006.

Balance of payments financial account

Table 3.1 Balance of payments

Flows, SEK billion

	2002	2003
A. Current account	111.6	160.0
B. Capital transfers	-0.7	-1.3
C. Financial balance	-114.9	-181.2
Direct investment	9.4	-57.8
Portfolio investment	-107.3	-73.4
Debt securities	-124.8	-39.6
Swedish	-36.3	-71.4
Foreign	-88.4	31.8
Equities	17.4	-33.9
Swedish	-4.3	-37.0
Foreign	21.8	3.1
Financial derivatives	-1.1	9.2
Other investment	-8.2	-42.9
Reserve assets	-7.4	-16.3
D. Net errors and omissions	3.8	22.6

Source: Riksbank.

The Riksbank’s balance of payments statistics reveal that Swedish and foreign investors’ purchases and sales of shares and interest-bearing securities resulted in a net outflow of SEK 73.4 billion in 2003 (see Table 3.1). The net outflow was greatest in the second half of the year, and included shares and interest-bearing securities. These flows may have an impact on the krona; to what extent depends on how large a proportion of these portfolio investments is hedged against exchange rate fluctuations.

Performance of the stock exchange

Bolstered partly by telecommunications company Ericsson’s share price, which has performed strongly over the last year, Stockholmsbörsen’s SAX (all-share) index gained around 30 per cent in 2003. Thus the Stockholm stock exchange performed better than the leading international stock exchanges. Corporate earnings improved considerably during the year. Relative to 2002, earnings at the companies in Stockholmsbörsen’s OMX (30 most-traded) index grew by around 25 per cent. Good earnings growth is also forecast for the coming years.

Table 3.2 Interest and exchange rate assumptions

Final entry for each year

	2002	2003	2004	2005	2006

Repo rate	3.75	2.75	2.00	2.75	3.75
6-mth interest rate	3.68	2.70	2.60	3.40	4.05
5-year interest rate	4.39	4.30	4.25	4.70	4.90
10-year interest rate	4.89	4.86	4.95	5.25	5.40
Spread Swe-Ger 10 yr	0.54	0.51	0.35	0.30	0.30
6-mth EURIBOR	2.80	2.14	2.55	3.35	4.00
TCW index	131	124	124	124	124
EUR/SEK	9.09	9.02	9.10	9.10	8.95
USD/SEK	8.95	7.36	7.00	7.28	7.46
EUR/USD	1.02	1.22	1.30	1.25	1.20

Source: Ministry of Finance.

4              Foreign trade

During the second half of 2003 the global economy stabilized after the past years’ recession. Even though vital parts of the Swedish export industry were affected, exports developed relatively well. One explanation may be that good productivity growth and a favourable exchange rate enabled the Swedish export industry to compete based on price without any noticeable worsening of profits.

The favourable developments during the second half of last year are expected to continue during the forecast period. Import demand of processed goods in Swedish export markets (world market growth) will rise substantially during 2004 and remain at a high level in 2005. In trade-weighted terms, while the foreign exchange rate is estimated to strengthen somewhat more, a continued strong increase in productivity in Swedish industry helps to limit the impact on relative prices. In other words, conditions are favourable for good export development. All factors considered, Swedish exports of goods are expected to increase by 7.8 per cent this year and 7.4 per cent next year.

Developments for imports of goods are largely dependent on developments related to exports of goods. The predicted upturn in exports during the forecast period is therefore also expected to lead to increased imports of goods. In addition, the past years’ falling import prices are expected to stimulate imports in the future. Imports of goods are forecast to increase 5.7 per cent this year and 7.1 per cent next year.

Imported volumes will therefore rise somewhat slower than exports of goods, despite low import prices, which will increase the surplus of the trade balance. The trade balance contribution to GDP growth will amount to 1.1 percentage points this year and 0.6 percentage points next year. Of this year’s high contribution, about 0.4 percentage points are the result of imports of goods, which were held down by a predicted weaker development of imports of raw materials. The surplus in the trade balance for processed goods is also growing because of the strong development of world market growth in relation to domestic demand.

The fact that 2004 contains more working weekdays than last year is expected to influence growth of both exports and imports this year (see the box on page 19). Calendar-related effects are expected to boost export growth somewhat over import growth, causing a somewhat higher trade balance.

According to the National Accounts, exports of services rose 8.4 per cent in 2003. At the same time, growth of service imports is estimated to amount to 5.2 per cent, resulting in a contribution from trade in services to GDP growth of 0.3 percentage points last year. Developments within trade in services are difficult to interpret, in part because of changes in statistics in late 2002 and early 2003. Against the backdrop of an improved economy in Sweden and the world around us, increased trade in services is predicted. However, the contribution from trade in services is expected to be growth-neutral this year and weakly positive in 2005.

According to the Riksbank, the current account balance amounted to just over SEK 160 billion for 2003. The outcome for goods and trade in services as well as investment income was sharply revised. As a result, the current account balance is now estimated to be 6.6 per cent of GDP for 2003. In this forecast the current account balance improves additionally during both the forecast and the budget period, amounting to almost SEK 200 billion in 2006. The revised investment income has also led to a substantial improvement in GNI and is expected to be higher than nominal GDP as early as this year, a sign that Sweden’s net financial position compared with the rest of the world has clearly improved.

Table 4.1 Exports and imports of goods and services

	SEK billion	Percentage change in volume
	2003	2003	2004	2005	2006

Exports of goods	817	5.1	7.8	7.4	6.6
Processed goods(1)	700	5.2	7.7	8.2	—
Exports of services	253	8.4	6.0	6.5	5.0
Total Exports	1070	5.9	7.4	7.2	6.2
Imports of goods	663	5.5	5.7	7.1	6.0
Processed goods(1)	513	4.7	7.1	8.5	—
Imports of services	246	5.1	5.7	6.2	6.0
Total imports	909	5.4	5.7	6.9	6.0

(1) Classification according to SNI.

Sources: Statistics Sweden and Ministry of Finance.

4.1          Exports of goods

Strong exports despite global recession

After strong global growth in the late 1990s, the first signs of weaker international growth appeared toward the end of 2000. Initially the decline was limited to the US market and the sector for information and communications technology, ICT. This was the run-up to the global recession, which because of an unfavourable composition of exports hit Sweden especially hard.

In 2001 ICT exports plummeted 24 per cent, contributing heavily to a loss of market share for Swedish export companies that year. The ICT sector’s problems worsened during 2002 but thanks to good development in exports of pharmaceuticals and raw materials, the loss of market share was limited. All factors considered, exports have developed relatively well during the recession. For example, exports of processed goods excluding telecommunication equipment grew 4 per cent per year between 2001 and 2003 – even faster than world market growth.

During autumn 2003 the global economy finally stabilized and Swedish exports of goods bounced back across the board.

Even if most regions showed a clearly increasing demand for Swedish export goods during the second half of 2003, according to Statistics Sweden’s foreign trade statistics, this strong export development was concentrated to North America and Asia. Although exports to EU countries improved during 2003, import growth in the European economies is still relatively low and has a restraining effect, considering that the EU accounts for over half of the Swedish export market.

The powerful economic policy measures in the United States have kept the U.S. economy afloat during the recession, and despite some uncertainty for the labour market and the budgetary deficit, domestic demand has now recovered. Swedish exports to the United States also increased last year but the growth slowed toward the end of the year, which can largely be attributed to decreased motor vehicle exports.

The rapid expansion of the Chinese economy (see the box on page 27) has stimulated other economies in the region through substantially increased import demand, which has also had an impact on Swedish exports.

High imports of raw materials by China, and more recently even the United States, are the reason why global demand for raw materials has developed well despite the recession. Between 2001 and 2003, Swedish exports of raw materials increased an average of about 4 per cent annually, to be compared with almost 2 per cent annually between 1998 and 2000. The substantial increase in exports of motor vehicles and pharmaceuticals last year was largely because both truck and passenger car manufacturers renewed their models at the same time that pharmaceutical companies assigned production of new substances to Sweden. Last year exports of ICT products also stabilized, and developments during the autumn indicated that demand has even started to rise again.

In summary, it appears as if conditions for increased Swedish exports of goods rest on a broader base than previously, in terms of both geography and sector.

Exports of goods to improve in the future

In this forecast the competition-weighted exchange rate, measured in TCW terms, is estimated to strengthen to about 124 at the end of the current year, after which it will remain essentially unchanged during the latter portion of the forecast period. At the same time, world market growth is expected to amount to 8.5 per cent this year and 8.8 per cent in 2005. However,a stronger import demand for processed goods in Swedish export markets does not necessarily mean an equivalent upswing for Swedish export growth. In addition to changes in relative prices, the combination of Swedish exports could beless advantageous.

Because Swedish industry emphasizes intermediate and capital goods, exports historically develop the strongest during the recovery phase of the business cycle. However, the pattern is only partially expected to repeat in this forecast. International demand for intermediate and capital goods, which accounts for the lion’s share of Swedish exports, is relatively weak in relation to the economy. This is partly because continued low global capacity utilization limits the need to invest and because export growth in2003 was strengthened as a result of temporary effects, particularly in the motor vehicle and pharmaceutical industries.

There is also reason to believe that the strong world market growth during the autumn and winter was in part because of dwindling concern about the pulmonary disease SARS, the war in Iraq was over, and share prices rose worldwide.

The investment climate will be strengthened during the forecast period but global import demand is expected to be aimed increasingly towards consumer goods, which will result in a loss of market share for the Swedish export industry. Nevertheless, the outlook for the ICT sector has improved and both system suppliers and operators point to major investment decisions particularly within third generation mobile systems (3G). Meanwhile, Ericsson emphasizes that the expected increase in demand is a natural consequence after operators focused on restructuring their balance sheets in recent years rather than carrying out necessary investments in network expansion. This would mean that the increasing investments in the telecom industry would be partly temporary, with a more cautious underlying development.

The indicators have been growing stronger for some time; in some cases they are even higher than before the recession. The Purchasing Managers’ Indices in North America and Europe indicate higher activity, which has had an impact in Statistics Sweden’s statistics for industries’ orders and the National Institute of Economic Research (NIER’s) quarterly and monthly Business Tendency Surveys. These positive developments have also been confirmed by statements and results from the larger export companies in relation to their financial statements and reports. But even though orders and expectations have improved, according to the Business Tendency Survey the tough competition is expected to continue and therefore few companies see this as an opportunity to raise prices. In other words, according to this forecast, continued high pressure to achieve greater efficiency is necessary if Swedish export companies are to maintain their competitiveness and world market share.

Overall exports of goods are forecast to increase by 7.8 per cent this year, about 1 percentage point of which is a calendar-related effect. As global capacity utilization rises and the investment climate gains momentum, the prospects for Swedish exports are expected to become even more favourable. In 2005 export growth is expected to amount to 7.4 per cent.

Uncertainties about developments for budget year 2006 are considerable and calculations are largely based on assumptions for factors such as growth trends in GDP and foreign trade, as well as an analysis of the resource situation. The international business cycle is expected to continue to improve, with increased demand for Swedish export goods. However, export development during 2006 is limited because the historical pattern indicates that if the exchange rate remains unchanged, world market growth wouldexceed Swedish growth in exports. During 2006 exports of goods are predicted to increase by 6.6 per cent.

Export goods prices continue to fall

Against the backdrop of tough competition in international markets, last year Swedish companies’ export prices fell an average of 2.7 per cent – much more than international prices fell, despite the simultaneous appreciation of the Swedish krona. This substantial difference is probably mainly because the Swedish export industry focuses on capital goods, which have been hit especially hard by the recession. Meanwhile, the negative impact on profit margins was limited because of high productivity growth in Swedish industry, which meant that the relative level of costs did not worsen to any great extent. According to the annual reports of export companies, however, enterprises with a large percentage of sales denominated in US dollars were affected negatively as hedging contracts ran out.

Pressure from competition is expected to be high during both the forecast and the budget period, though it will diminish as demand for intermediate and capital goods increases. Swedish competitiveness is also buoyed by continued high productivity growth that alleviates the effects of a stronger exchange rate.

Overall, prices are expected to drop 3.1 per cent this year and 0.8 per cent next year, after which they will climb about 1 per cent during 2006.

4.2          Imports of goods

After a few years of declining imports of goods, developments reversed during 2003 and imports of goods rose just over 5 per cent. Imports of processed goods have gradually risen since the end of 2002 and the growth rate accelerated toward the end of 2003. During the fourth quarter imports of processed goods rose 6.3 per cent compared with the fourth quarter the previous year. Growth for full year 2003 was 4.7 per cent. This improvement affected several sectors. Special mention can be given to imports of office equipment and computers, as well as imports of motor vehicles, which rose 14 per cent and 16 per cent respectively. Imports of telecommunication equipment increased by just over 8 per cent. Toward the end of the year imports of chemical products also picked up substantially.

Raw materials account for almost one-fourth of total imports of goods. Last year raw materials imports rose 6.0 per cent. This upturn can largely be explained by increasing imports of crude oil and petroleum products during the beginning of the year. Imports of crude oil and petroleum products, which account for just over 40 per cent of total raw materials imports, increased 9.1 per cent last year.

Imports of ships, which are not counted here as either processed goods or raw materials, account for only an extremely small portion of total imports of goods (about 0.5 per cent in 2002), rising sharply in late 2002 and early 2003. Measured as an annual average, the upswing amounted to a full 77 per cent, which contributed 0.5 percentage points to the increase of total imports of goods for 2003.

All factors considered, the outcome for 2003 was somewhat stronger than predicted in the budget bill for 2004 because imports of commodities and ships were underestimated.

Increasing demand for imported goods during 2004 and 2005

Demand for imported processed goods increased last year and growth is expected to increase further during 2004 and 2005. Imports of processed goods are largely dependent on developments related to exports of processed goods.(7) As described in section 4.1, a continued increase in export growth of processed goods is expected, which also contributes to increased imports of processed goods. Growing domestic demand will also contribute to increased imports this year and even more so next year. Household consumption of goods rose almost 3 per cent annually during 2002 and 2003, and despite modest increases in income a relatively good development is also predicted for the future. Meanwhile, investment in machinery, which is recognized in part through increased imports, is expected to fall somewhat this year and then rise again starting next year. Adjustments to retail trade stocks and finished product stocks for industry during the first six months of 2004 will have a limiting effect on demand for imports.

All factors considered, import-weighted demand is estimated to rise just over 6 per cent in 2004 and almost 8 per cent in 2005. However, imports of processed goods are expected to rise somewhat more because of the favourable development of import prices (see below).

Import prices to continue to fall in 2004

Import prices decreased just over 6 per cent from the end of 2001 until the end of 2003, in part because of the appreciation of the krona, but also because of falling international prices for several goods, such as continued declining prices worldwide for telecommunication equipment, computers and other office equipment.

Import prices for processed goods are expected to decline further this year because of the continued appreciation of the krona. At the same time a subdued price trend is expected for internationally traded goods. During 2005, a somewhat faster upswing of international prices is expected at the same time that the value of the krona is essentially expected to remain unchanged, which will cause a slight rise in import prices for processed goods.

Although raw material prices have varied broadly, prices measured in kronor were at about the same levels in late 2003 as two years earlier.

(7) Estimates from the Swedish Ministry of Finance, based on the relationship between 1993 and 2003, indicate that export elasticity amounts to 0.7, which means that if exports of processed goods increase by 10 per cent, imports of processed goods would increase by 7 per cent.

The global market price of crude oil fell sharply after the war in Iraq ended, but has gradually climbed since then. Since late 2003 the price has exceeded $28 per barrel, the upper limit of the interval that OPEC set as its target (see Diagram 2.2 in section 2.5).

In the future the global market price is expected to approach OPEC’s interval ($22-28 per barrel). Late this year a global market price of $28 per barrel is expected, after which it will fall next year to $26 per barrel.

A lower global market price of oil, together with a rising krona this year, will cause raw material prices to fall both this year and next.

It is difficult to estimate the extent to which lower import prices will affect the volume of imported goods. Import prices should be linked to the prices of domestically produced goods. The latter prices have increased somewhat, resulting in a sharp drop in the relative price of imported goods since late 2001. Some goods are difficult to substitute from domestic production to imports, especially in the short run. However, prices can influence the volume of imports, even for such goods that cannot directly be substituted because companies and consumers can choose to schedule imports earlier or to postpone them. The end result is a changed combination of goods.

Growing imports of goods

During the forecast period 2004–2005 the strong development of imports from last year is expected to continue, though the composition will not be the same. Import growth of processed goods will increase while developments for raw materials imports will be more relaxed.

Imports of processed goods are predicted to rise 7.1 per cent this year and 8.5 per cent next year. In addition to growing demand, low import prices are also expected to support imports in the future. For the past three years, imports of processed goods have developed sluggishly in relation to domestic demand. An adjustment can therefore occur that would allow imports to grow faster in the future.

The relatively hefty upturn in raw materials imports in 2003 is expected to some extent to be temporary, and in the future an adjustment will occur toward a more normal average growth rate. Raw materials imports are forecast to increase almost 2 per cent annually in 2004 and 2005. At the same time ship imports are predicted to decline somewhat in the future.

In summary, this means that imports of goods will increase 5.7 per cent this year and 7.1 per cent next year.

4.3          Trade in services

Statistics for trade in services were sharply revised during the past year. The new collection method introduced in late 2002 and early 2003 has caused major variations in the time series, causing projections of developments to be extremely uncertain.

Travel probably increased somewhat during the course of the previous year, a development that industry organizations and travel agencies expect to continue because reservations are higher than at the corresponding point in time in 2003. As domestic and international trade in goods strengthens, demand for transport services should increase — even though NIER’s survey suggests that hauliers are dissatisfied with volumes. When corporate profits rise and investments increase, the need for different consulting services is also expected to grow. Increased demand can already be noted among technology consultants, especially within those services that are linked to the telecoms sector. The service content in export industry sales is high, which means that trade in services is affected positively by an increase in trade in goods.

All factors considered, net exports of services should be essentially growth neutral through budget year 2006.

4.4          Current account balance

Despite weaker than expected price developments for exports in 2003, the current account balance climbed about SEK 48 billion compared with 2002. An unexpectedly strong balance of trade in late 2003 was accompanied by a substantial upward revision in the services balance and investment income.

Mainly against the backdrop of the fact that export prices are not expected to fall at the same rate as previously, the trade balance is expected to grow stronger in the future. The new level of the services balance, as well as new data for investment income, also contribute to a heavily revised current account balance during both the forecast and budget period. However, current transfers, including the EU contribution, appear to be moving in the opposite direction. Net lending, which is the total of the current account balance and capital transfers, is estimated to increase as a percentage of GDP from 6.5 per cent in 2003 to 7.0 per cent in budget year 2006.

Table 4.2 Balance of payments

SEK billion, current prices, unless otherwise stated

	2003	2004	2005	2006
Trade balance	159.5	178.1	188.9	202.9
% of GDP	6.5	7.1	7.2	7.4
Services balance	14.2	15.5	18.8	11.5
Factor income	3.0	1.0	0.7	3.0
Current transfers	-16.6	-19.6	-21.3	-21.6
Current account	160.1	175.0	187.1	195.8
% of GDP	6.6	6.9	7.1	7.1
Capital transfers	-1.3	-9.3	-4.0	-4.3
Net lending(1)	158.8	165.7	183.1	191.5
% of GDP	6.5	6.6	7.0	7.0

Note: The current account and capital transfers are reported in accordance with Riksbank definitions.

(1) Net lending is the sum of the current account balance and capital transfers.

Sources: Riksbank and Ministry of Finance.

4.5                               Gross national income

The aforementioned revisions of investment income will lead to a substantial improvement in gross national income (GNI). GNI is obtained by adding Swedes’ income from abroad to GDP in current prices, and subtracting the income of non-residents in Sweden. GNI is used as the basis for calculating aid to developing countries and Sweden’s contribution to the EU. This year’s GNI is estimated to be somewhat higher than GDP in current prices mainly because of the good return on direct investments. The forecast also assumes that interest payments abroad will diminish in the future, leading to a gradually increasing GNI through 2006.

Table 4.3 Gross national income

SEK billion, current prices

	2003	2004	2005	2006
GDP	2440.1	2521.4	2629.4	2742.2
Primary income(1)	0.1	2.0	2.4	4.3
GNI	2440.2	2523.1	2631.4	2746.5

(1) Investment income, wages, subsidies and taxes, net to the rest of the world.

Sources: Statistics Sweden and Ministry of Finance.

Sweden’s trade with the new EU member states

On 1 May 2004 ten more countries will become members of the EU: Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia. The enlargement means that the population of the EU will grow by around 20 per cent, from some 375 million to 450 million. However, total output (GDP) will increase by only around 10 per cent because the new member states have a substantially lower GDP per capita.

Foreign trade between Sweden and the new member states has grown considerably in recent years. Increased prosperity and free trade agreements with the EU are factors which have contributed to this increased trade. The most important trading partner among the new member states is Poland, which accounts for around 2 per cent of Sweden’s total imports and exports. Other important trading partners for Sweden are the Baltic States, Hungary and the Czech Republic.

Imports from the new member states have grown substantially faster than exports in recent years. The balance of trade with these countries has therefore deteriorated, and Sweden has run a trade deficit with the new member states since 2002. One possible explanation for this is that firms in the Baltic States and Poland in particular have become important subcontractors toSwedish industry.

Swedish firms have also begun to set up their own production facilities in the new member states in recent years. Swedish firms have made direct investments of more than SEK 30 billion in Poland and the Baltic States in the last five years. However, these investments are still limited relative to Sweden’s total direct investments. (8)

Sweden’s imports and exports with the new EU member states

Source: Statistics Sweden

(8) Swedish firms made total direct investments of around SEK 800 billion during the same period.

5                                         Business sector output

Following a relatively sharp rise in business sector output (9) in the late 1990s, the growth rate has been considerably lower over the past three years. Last year, output rose by a moderate 1.5 per cent. The continued low growth can be explained by the weak global economy and low domestic demand.

Business sector output picked up towards the end of last year. The strong development is expected to continue during the forecast years.This year, the level of output will also be raised by the larger number of working days than last year (see explanatory box on page 19).

Table 5.1 Business sector output

	SEK billion	Percentage change in volume
	2003(1)	2003	2004	2005	2006

Agriculture, forestry, fisheries	39	2.4	3.0	1.2	—
Industry	435	1.9	4.3	4.5	—
Electricity, gas, heating, water	64	-2.9	0.0	1.5	—
Construction	95	-0.6	1.6	2.3	—
Services	1 053	1.8	2.4	2.7	—

Total business sector(2)	1 687	1.5	2.8	3.1	3.0

(1) Current prices.

(2) Excluding FISIM.

Sources: Statistics Sweden and Ministry of Finance.

Industrial activity strengthened at the end of last year. According to the Business Tendency Survey published by the National Institute of Economic Research (NIER), both the inflow of orders and output rose. The global economic upturn is expected to lead to increased demand for Swedish goods, which combined with gradually increasing domestic demand for investment goods will contribute to industrial output growing relatively strongly both this year and next year.

Household demand for services is expected to increase in the next few years and industrial demand for services is expected to rise as industrial activity improves. This means that output of services will increase more strongly during the forecast years than last year.

Output in the construction industry declined last year, partly as a result of the very weak development of construction investment. In manufacturing industry, construction investment has declined for three consecutive years and is expected to continue to do so this year. Public sector construction investment also declined last year, but is expected to increase this year mainly as a result of central government infrastructure investment. Construction repairs rose in 2003 and are expected to continue to contribute to output in the construction industry in the future.

Overall, business sector output is forecast to grow by 2.8 per cent this year and by 3.1 per cent next year (see Table 5.1).

At the end of 2005, there are still expected to be available resources in the business sector and output is therefore expected to rise by 3 per cent in 2006. This is stronger than the estimated potential output growth.

Business sector productivity rose by 3.6 per cent last year. Cautious recruitment plans combined with a strengthening of output are expected to result in high productivity growth this year as well, despite the calendar effect temporarily dampening productivity growth. Next year, the number of persons employed in the business sector is expected to increase, and productivity growth will fall somewhat. Business sector productivity is estimated to rise by 2.8 per cent in 2004 and by 2.5 per cent in 2005.

5.1                               Industry

Industrial output to pick up this year

Last year, industrial output rose by 1.9 per cent. The increase in output was largely in the investment goods industry. The output of motor vehicles was particularly strong.

The situation in the telecommunication equipment industry has been very strained for several years. According to the National Accounts, value added was negative in 2001 and 2002, which means that the sector was paid less for its output than its costs for labour, intermediate goods and services. Firms in the telecommunication equipment industry have undergone extensive rationalisation, with regard to both staffing levels and production capacity. However, the economic situation for the sector appeared

(9) Output refers to value added, i.e. the value of gross output less intermediate consumption.

to improve at the end of last year. Capacity utilisation rose, output ceased to fall and the inflow of orders improved. An increase in output is expected in the telecommunication equipment industry in the future (see section 4.1).

According to NIER’s Business Tendency Survey, industrial activity strengthened during the autumn. At first, firms’ expectations became increasingly optimistic, and by the end of the year, output and the inflow of orders (mainly from the export market) had also risen sharply. The Business Tendency Survey shows that firms’ expectations for this year are also high and indicate an increase in output.

The global economic situation is expected to continue to strengthen during the forecast years and thus contribute to rising demand for Swedish export goods. Domestic demand for investment goods is expected to be stronger during the forecast years than last year, which will also contribute to increased industrial output. However, the stockbuilding that took place last year is expected to lead to firms reducing their stocks at the beginning of this year, restraining output.

Overall, industrial output is estimated to rise by 4.3 per cent in 2004 and by 4.5 per cent in 2005.

Table 5.2 Selected industrial statistics

Percentage change, unless otherwise stated

	2002	2003	2004	2005

Industrial output	4.1	1.9	4.3	4.5
Productivity	8.9	5.8	5.8	4.0
Unit labour costs (ULC)	-4.4	-2.1	-3.1	-0.5
ULC, 11 OECD countries(1),(2)	0.3	0.7	0.8	1.1
Relative ULC(2)	-4.7	-2.8	-3.9	-1.6
Relative ULC, SEK	-2.0	2.6	-1.1	-0.7
Profit share(3)	33.9	34.9	37.7	38.6

(1) 11 OECD countries refer to Canada, United states, Japan, Belgium, France, Italy, Netherlands, United Kingdom, Germany, Denmark and Norway.

(2) National currency.

(3) Profit share refers to gross operating surplus as share of value added at factor prices.

Sources: Statistics Sweden, NIER and Ministry of Finance.

Industrial productivity rose by 5.8 per cent last year, mainly due to continued large cuts in staffing levels and lower average hours worked. Despite a strengthening of industrial activity, industrial firms still do not appear to have a major need to take on staff in the present situation. The number of hours worked will not increase in industry until next year. This means that productivity growth will continue to be strong this year, but slightly weaker next year. Productivityis estimated to rise by 5.8 per cent in 2004 and by 4.0 per cent in 2005 (see Table 5.2).

Continued good competitiveness in Swedish industry

The high productivity growth last year offset rising labour costs, which resulted in the unit labour cost falling. During the forecast years, productivity is also expected to rise more than firms’ labour costs, as the rate of wage increase is expected to be moderate.

Diagram 5.1 Industry’s unit labour costs in Sweden compared with 11 OECD countries

Sources: NIER, Statistics Sweden and Ministry of Finance.

The relative unit labour cost, measured in national currency, has fallen since the early 1990s. This means that, except for a few years, the unit labour cost has risen more in competitor countries than in Sweden.

During much of the 1990s the Swedish krona depreciated substantially, which meant that the relative unit labour cost measured in a common currency fell even more. An appreciation of the krona, measured in competitor-weighted terms, is expected to moderate the fall in the relative unit labour cost during the forecast years. In a historical perspective, the competitive situation of Swedish industry is nevertheless expected to remain satisfactory during the forecast period (see Diagram 5.1).

Improved profit situation for firms

Despite the fact that firms’ costs of imported intermediate goods fell and productivity growth was high, there was only a slight increase in firms’ profit shares (10) last year. This was partly due to the krona appreciation forcing many firms to reduce their prices on the export market, and partly to the continued strained economic situation in Sweden making it difficult for firms to raise their prices on the domestic market.

Firms’ profit shares are expected to improve both this year and next year. This is due to continued strong productivity growth and moderate wage increases combined with the economic upswing, making it easier for firms to raise their prices (at least on the domestic market). Profit shares in industry are forecast to rise to just over 38 per cent in 2005 (see Diagram 5.2).

Diagram 5.2 Profit shares in industry

Note: Profit shares refers to operating surplus as share of value added at factor prices.

Sources: NIER, Statistics Sweden and Ministry of Finance.

5.2                               Construction industry

When assessing construction industry output, the development of construction volume acts as a guide since both variables change according to the same pattern. Total construction volume, i.e. construction investment plus repairs, was largely unchanged in 2003 compared with 2002. This was mainly due to the continued weak development of construction investment, which declined by 1.7 per cent. Repairs grew more slowly than the previous year but nevertheless showed a rate of increase of 3.4 per cent.

Construction investment, and thus total construction volume, includes the value of some output of services, for example fees to architects and technical consultants. The costs of building materials are also included in total construction volume. To avoid these being double counted when totalling business sector output, they are excluded when construction industry output is studied.

Construction investment in manufacturing industry has fallen for three consecutive years. Despite some signs of stronger industrial activity in the future, with increased capacity utilization, for example, construction investment in manufacturing industry is expected to continue to decline this year and then increase in 2005. Investment in the rest of the business sector is expected to increase this year, which means that total construction investment in the business sector is estimated to rise by 1.4 per cent this year and 3.7 per cent next year.

Public sector construction investment also fell in 2003, mainly as a result of very weak development in the local government sector at the beginning of the year. The continued strained financial situation means that local government investment is expected to remain at a relatively low level this year as well. Central government construction investment fell at the end of last year. However, in the light of available funds for infrastructure investment, the decline is assumed to be temporary and central government construction is expected to rise again this year. As from next year, the introduction of a special tax stimulus for environmental investment in public premises will contribute to an increase in public sector repairs and maintenance of premises. Overall, public sector construction investment is estimated to rise by just over 2 per cent this year and then decline again somewhat in 2005.

Housing construction showed positive growth mainly in the second half of last year and is expected to continue to boost construction activity. New construction is estimated to increase by just over 10 per cent this year and then rise at a slightly lower rate in subsequent years. (See also section 10.2.)

According to NIER’s Business Tendency Surveys, construction activity has been gradually weakening since 2001. Firms continue to be pessimistic about the immediate future, constructionis declining and seven out of ten firms consider the inflow of orders to be too small. As a result of increasing repairs and maintenance activities, supported by the temporary tax allowance for housing repairs as well as a rise in

(10) Profit share refers to gross surplus as a proportion of value added at factor prices, i.e. gross operating surplus.

housing construction, total construction volume (and thus construction output) is nevertheless expected to rise during the forecast period.

Table 5.3 Construction volume

	SEK billion	Percentage change in volume
	2003(1)	2002	2003	2004	2005
Construction investment	164	1.9	-1.7	3.5	2.2
Business sector	66	-8.5	-5.4	1.4	3.7
Authorities	45	17.0	-3.5	2.2	-0.3
Housing	53	5.7	4.9	7.1	2.3
Repairs and maintenance	95	12.0	3.4	3.5	7.1
Total	259	5.2	0.1	3.5	4.0

(1) Current prices.

Sources: Statistics Sweden and Ministry of Finance.

5.3                               Service sectors

Output of services rose by 1.8 per cent last year, particularly output in the retail and wholesale sectors and corporate services. Demand for services last year stemmed therefore from both the household sector and the corporate sector.

NIER’s Business Tendency Survey shows that the economic situation for a large proportion of service firms in the retail and wholesale sectors is relatively favourable. Firms anticipate increased sales in the next few months. The Business Tendency Survey also shows that business services and computer consultants anticipate an improvement in the economic situation in the immediate future.

This year and next, output in the service sectors is expected to pick up slightly compared with last year. Household demand for services is expected to remain favourable. Moreover, increasingly strong industrial activity is expected to lead to increased demand from firms for corporate and financial services.

Overall, output in the service sectors is forecast to rise by 2.4 per cent in 2004 and by 2.7 per cent in 2005 (see Table 5.1).

Productivity growth in the service sectors was just over 3 per cent last year. The strong rate of growth despite relatively low output was due to the reduction in the number of hours worked. This year, the rate of rationalisation in service firms is expected to decline and the number of hours worked to begin to rise, leading to lower productivity growth in the future. Productivity in the service sectors is forecast to rise by 1.8 per cent this year and by 1.7 per cent next year.

6                                         Labour market

Open unemployment has increased since the middle of 2002. The rise was initially due to an increasing supply of labour, but since the middle of 2003, reduced employment has contributed to the rise in open unemployment. The fall in employment is no longer limited to industry, but now applies to most sectors, including the public sector. The number of hours worked has fallen more drastically than the number of people employed and the fall has continued for quite some time.

For 2004, it is forecast that unemployment will increase further. The optimism prevailing in the business sector as regards production and sales is not reflected in companies’ employment expectations. Moreover, the cost cutting which the local government sector carried out in 2003 is expected to lead to a fall in the number of employees in the sector this year. During the year, employment is thus expected to fall both in the business sector and in the public sector. The economic upswing is not expected to lead to an increased demand for labour and a new rise in employment until next year. In addition, the government is proposing in this Bill a number of measures to stimulate employment. The increase in employment, and thereby also the fall inunemployment, is however somewhat subdued by the falling sick leave.

Table 6.1 Selected labour market statistics

Percentage change unless otherwise stated

	2003	2004	2005	2006

GDP	1.6	2.5	2.6	2.5
Productivity	2.8	1.9	2.0	2.0
Number of hours worked	-1.3	0.4	0.5	0.4
Average hours worked	-1.1	1.1	0.0	-0.2
Number of employed	-0.3	-0.6	0.5	0.7
Regular employment rate(1)	77.6	76.8	76.6	76.8
Labour force	0.7	0.0	0.3	0.3
Open unemployment(2)	4.9	5.5	5.3	4.9
Labour market policy programmes(3)	2.1	2.4	2.1	1.7

(1) Number of employed in age group 20-64, excluding those employed in labour market policy programmes, as a percentage of the population in that age group.

(2) Percentage of labour force.

(3) People in labour market policy programmes as a percentage of the labour force.

The programmes included in this term are those reported by the National Labour Market Board (AMS) as labour market policy programmes and European inter-practical scholarships.

Sources: Statistics Sweden, National Labour Market Board and Ministry of Finance.

The number of people employed will continue to fall this year

In principle, the number of people employed in the economy as a whole was unchanged from the second quarter of 2001 to the second quarter of 2003. Against the background of the weakdemand for labour during the period, as indicated in different investigations, this was a surprisingly encouraging development. Since mid- 2003, however, employment has fallen. It seems linked, among other things, to people with temporary employment being obliged to leave their employment when permanent staff previously on sick leave return to work. In all, employment fell by 0.3 per cent or just over 10,000 people for 2003 compared to 2002.

The development of employment has differed between women and men in recent years (see also Table 6.2). Among men, employment has fallen more or less continuously since the second quarter of 2001. Employment among women did not begin to fall until the second half of last year. The development can to a certain extent belinked to the economic situation in different industries and the gender distribution within them. The economic situation in industry weakened towards the end of 2000, and shortly afterwards, the fall in industrial employment began. The majority of those working in industry aremen. Employment development in local government – where the majority of employees are women – was satisfactory until the middle of last year.

Indicators of coming developments on the labour market point to employment continuing to fall throughout the year. The number of newly reported vacancies to Employment Offices seems to have stabilized at a low level. In 2003 a total of 74,000 people were given notice of redundancy, which is the highest total for ten years and an increase by almost 7,000 people compared with the already high level of 2002. In relation to 2002, more were given redundancynotice in the private service sector – primarily business services, financial activities, transport and communications – and in public sector activities. Redundancy notices decreased some- what in industry but still the largest proportion of those given notice was in industry. The National Institute of Economic Research’s (NIER’s) Business Tendency Survey shows that in most sectors, companies’ recruitment plans have stabilized in the past couple of quarters at a level that indicates continued cutbacks or an unchanged employment level. Companies in only a few sectors estimate that the number of employees will increase.

Diagram 6.1 Vacancies and redundancy notices

Source: National Labour Market Board.

Industry

Capacity utilization in industry has risen continuously since the second quarter of 2002. However, despite increases in both orders and production, companies have continued with staff cutbacks. The optimistic outlook regarding production in the immediate future is not reflected in recruitment plans. The present assessment is that employment will continue to diminish throughout the year. For next year, a slight increase is forecast.

Construction industry

For two years now, NIER’s Business Tendency Survey has presented a dismal situation for construction and road and civil works, including reduced construction and falling employment. Nevertheless, employment has increased in the construction industry as a whole, albeit to a relatively small extent. The explanation is probably that although construction investment activity has been low, construction repairs have continued to increase. They are relatively labour-intensive. Now there are signs of increased construction investment activity (see also section 5.2). In addition, this Bill proposes three different temporary tax allowances for building repairs for the purpose of stimulating employment. It is thus predicted that employment in the construction industry will continue to increase during the forecast period.

Service sector

Just over 40 per cent of all people employed work in the private service sector. Most of the strong rise in employment in the years 1997– 2000 took place in the service sector and recent years’ fall in industrial employment has been offset to some extent by a continued increase in employment in the service sector. Last year, however, employment in the sector as a whole was unchanged compared with 2002. Development nevertheless differed between different parts of the service sector. In trade, employment picked up considerably. Employment has also increased in household services, although the rate was somewhat lower than it has been in recent years. The lower rate of increase is partly due to the fact that unlike previous years, there were no corporatisations of operations previously managed by local government. Within several parts of the service sector closer to industry, e.g. transport and communications, financial operations and corporate services, employment decreased in 2003.

NIER’s Business Tendency Survey indicates considerably weaker development in employment in trade last year than other sources of employment figures show. In certain parts of trade, it is predicted that the number of people employed will remain at an unchanged level in the immediate future, and in others, decreases are expected. However, there are other parts of the service sector that are somewhat more optimistic as regards the future development of employment. This applies above all to computer consultants and other business services. In all, however, employment is expected to decrease in the service sector this year. A slight increase is predicted for next year.

Local government

The recent years’ strong development of employment in the local government sector weakened last year. The number of newly reported vacancies in local government operations diminished during the year, and the number of redundancy notices rose drastically, albeit from a low level. Towards the end of the year, this had an impact through falling local government employment.

Despite tax rises, the economy of the local government sector is strained. The cost cutting carried out in the local government sector in 2003 is expected to have full effect this year, and employment is thus predicted to decrease somewhat. In December, the government announced an additional SEK 4 billion for the local government sector, which will contribute to a renewed increase in employment in 2005. In addition to this, there is a proposal in this Bill for general employment support to local government in 2005, among other things.

The economy as a whole

For the economy as a whole, employment is expected to decrease by about 27,000 persons this year compared with 2003. Increased demand for labour is not expected to lead to an increase in the number of people employed until next year. In addition, the government proposes a number of measures to stimulate employment in this Bill. About half the increase in employment next year, amounting to over 20,000 people, is attributed to the fact that a sabbatical year initiative for about 12,000 employees will be introduced in Sweden. In the Labour Force Survey (LFS), people are classed as employed irrespective of whether they are actually carrying out work or are temporarily absent from work.

Sabbatical replacements are not, however, counted as regularly employed, but are excluded when the rate of regular employment is calculated. The same applies to people with employment subsidies or support for entrepreneurial start-ups. In the Budget Bill for 1999, the government proposed an employment target which the Riksdag later adopted. The proportion regularly employed among the population aged 20–64 was to increase from 73.9 per cent in 1997 to 80 per cent in 2004. Up to and including 2001, the rate of regular employment developed better than was expected when the target was adopted. However, although there were somewhat more regularly employed in 2003 than in 2001, the rate of regular employment has decreased since then. This is because the population increase has been greater than the employment increase. The present forecast assumes that the employment target will not be fulfilled during the forecast period. The achievement of the target has been rendered more difficult by the economic slump of recent years and by the fact that population growth is still principally in age groups with a low rate of employment. Chapter 12 presents an alternative scenario in which the employment target is fulfilled in 2007.

Average hours worked no longer decreasing due to increased sick leave

Average hours worked per employed person(11) depend partly on how large a proportion of those employed are actually at work, and not absent from work for any reason, and partly on how many hours they work on average. Last year there was a decrease both in the proportion of people at work and the average number of working hours per person at work. Average hours worked per employed person thereby fell for the fourth consecutive year. However, it is encouraging that for the first time since 1997, sick leave did not contribute to a reduction in average hours worked. The total number of hours worked in the economy decreased for the second consecutive year.

The development in the number of hours worked has to some extent been dampened in recent years since there have been somewhat fewer working days than normal per year. This year the number of hours worked will be influenced in the other direction since there are four more working days than 2003. These potential extra working days were calculated in the Budget Bill to increase the number of hours worked by just over 0.5 per cent this year. New estimates from NIER now indicate that the calendar effect on the number of hours worked may be almost 1.0 per cent for the economy as a whole (see also the explanatory box on page 19). Excluding this calendar effect, the number of hours worked will decrease also this year, but not to the same extent as the number of people employed. The underlying development of average hours worked is thus favourable. This is due to lower absenteeism, including decreased sick leave.

Next year, the number of hours worked will increase as much as the number of people employed, i.e. the average hours worked per employed person will be unchanged compared to this year. The sabbatical year and education initiatives in the local government sector will have a negative impact on average hours worked since they mean more employed people not at work. The underlying development of average hours worked thus continues to be favourable. It

(11) Measured as the total number of hours worked during the year according to the National Accounts, divided by the average number of employees according to the LFS.

is judged that the stronger demand for labour will have an impact through an increase in normal working hours (12) and more overtime.

Productivity growth high also this year

The weak productivity development in 2001 has been followed by two years with considerably higher productivity growth than the estimated long-term rate. The increase is largely a consequence of fewer hours worked in the economy. Productivity has developed well in both industry and the service sector.

This year also, productivity growth is expected to be strong. However, the increase is dampened somewhat by the calendar effect previously mentioned. The fact that there are more working days is estimated to increase production to a lesser extent than it increases the number of hours worked, which has the consequence of productivity being lower than would otherwise be the case. In the business sector, the productivity increase is estimated at 2.8 per cent. Next year, growth is expected to be 2.5 per cent, which is more in line with what is estimated to be a long-term rate.

Labour supply unchanged this year

Last year, the supply of labour was influenced by the high population growth, cutbacks in municipal adult education and in the number of participants in labour market policy programmes, along with the increase in the number of long-term sick not in the labour force. The first three factors had a favourable effect while the last factor contributed to dampening the supply of labour.

Population growth is expected to have a favourable effect on the supply of labour also during the forecast period. Just as last year, the number of young students at basic level is estimated to increase due to high population growth in that age group. This will dampen the supply of labour. As regards older students at basic level and students at university level, no major changes are expected. However, the number of participants in labour market policy programmes will increase from an average of 92,000 persons per month in 2004 to an average of 103,000 this year. Estimates for next year are based on 91,500 participants per month. The figures include an expansion of the special employment support by a volume corresponding to 3,000 places. In connection with the Budget Bill for 2005, the government intends to review the volumes of the labour market policy programmes.

The number of long-term sick not in the labour force will increase somewhat during the years covered by the forecast, which is explained mainly by the age structure of the population. The proportion of sick people will cease to increase in most age groups and will decrease in some. As a consequence of the poor labour market situation, the number of people who for other reasons are not part of the workforce is expected to increase somewhat both this year and next.

Overall, the supply of labour is estimated to be unchanged this year compared with 2003. Next year, the supply will increase by 0.3 per cent.

Diagram 6.2 Supply of labour and employment

Sources: Statistics Sweden (LFS) and Ministry of Finance.

Unemployment at a continued high rate during the forecast period

Open unemployment began to rise in mid-2002. Initially the increase was a consequence of an increasing labour supply. However, since the middle of 2003, falling employment has also contributed to the increase in unemployment. Measured as an annual average, the number of unemployed increased by 40,000 last year, amounting to 217,000 people, or 4.9 per cent of the workforce. The number of long-term unemployed

(12) The hours that an employee is to work as agreed with his or her employer.

people – those with a continuous period of unemployment exceeding six months – increased by 16,000 people to 60,000. Almost 12 per cent of the unemployed had at least three year’s tertiary education, which is a historically high proportion. Compared with the year 2000,the proportion has almost doubled.

In the 1970s and 1980s, unemployment was lower among men than among women. However, when unemployment increased considerably in the early 1990s, it increased more for men than it did for women. Since then, the level of unemployment among men has been higher than among women. The increase in unemployment in 2002 was noticed first among men, but last year unemployment increased most among women. The level of unemployment however was still lower for women (see Table 6.2).

The forecast developments in employment and the labour supply mean that open unemployment will continue to increase somewhat this year. Measured as an annual average, unemployment is expected to amount to 5.5 per cent of the workforce. As employment rises againnext year, it is predicted that unemployment will decrease, but at a relatively slow rate.

Historically, there is a clear negative statistical correlation between sick leave and open unemployment (see Diagram 6.3). Periods with increasing sick leave coincide with periods of decreasing unemployment and vice versa. One reason to predict that open unemployment will remain at relatively high levels during the forecast period is indeed decreasing sick leave. Low sick leave is positive and necessary in a longer perspective to achieve a high rate of employment. In the short term, in a period of relatively low demand for labour, it can however mean higher unemployment when replacements must leave when those on sick leave return to work.

Diagram 6.3 Persons on sick leave and openly unemployed

Source: Statistics Sweden (LFS).

The aggregate of the number of openly unemployed and participants in labour market policy programmes did not increase to the same extent as open unemployment last year (see Diagram 6.4). The increase in the number of participants in labour market policy programmes this year means however that the total will increase somewhat more than open unemployment. Next year the total will decrease somewhat more than open unemployment, since both the number of programme participants and the number of openly unemployed will decrease.

Diagram 6.4 Open unemployment and people in labour market policy programmes

Sources: Statistics Sweden (LFS), National Labour Market Board and Ministry of Finance.

Table 6.2 Employment and unemployment by sex

	1999 Women	Men	2000 Women	Men	2001 Women	Men	2002 Women	Men	2003 Women	Men
Number of employed(1)	1 947	2 121	1 992	2 167	2 036	2 203	2 047	2 197	2 043	2 191
Private sector(1)	997	1 808	1 037	1 852	1 080	1 891	1 080	1 879	1 077	1 866
Public sector(1)	949	311	953	312	954	307	965	314	965	322
Open unemployment(2)	5.2	5.9	4.3	5.0	3.6	4.3	3.6	4.4	4.4	5.3

Note: In LFS, Church of Sweden employees were not transferred from the local government sector to the private service sector until 2001. As a result, the number of people employed in the public sector is overestimated, and the number of employed in the private sector is underestimated, by approximately 22 000 persons in 2000.

(1) Thousands.

(2) Percentage of labour force.

Source: Statistics Sweden (LFS).

Developments after 2005

It is estimated that by the end of 2005 there will be a relatively large amount of available resources in the economy (see also section 1.1). Thus GDP growth in 2006 can be higher than the long-term sustainable growth rate. Productivity will develop in line with the long-term rate. The favourable GDP development will be accompanied by a strong development in the number of hours worked in the economy. This is in turn due to rising employment. The average hours worked per person employed will decrease, however, partly because of an increase in births, which is expected to lead to greater absenteeism. The supply of labour will increase somewhat slower than employment and open unemployment will decrease. In 2006, open unemployment will be at 4.9 per cent and the rate of regular employment will be 76.8 per cent. It is estimated that there will still be available resources in the economy. Open unemployment can thereby be expected to fall further in the succeeding years without the occurrence of overheating on the labour market. The rate of regular employment will rise.

7                                         Wages

The rate of wage increase slowed last year. According to the National Mediation Office, wages preliminarily increased by 3.4 per cent, which was 0.7 percentage points lower than in 2002. The subdued rate of wage increase was probably due to a relatively weak economy and low demand for labour.

Wages are expected to continue to increase at a more moderate rate in the next few years as a consequence of continued weak development inemployment and low inflationary pressure. For the economy as a whole, wages will increase by 3.2 per cent per year in 2004 and 2005. Wages are subsequently assumed to increase by 3.5 per cent per year.

Table 7.1 Wages

Percentage change

	2001	2002	2003	2004	2005	2006
Industry	3.9	4.2	3.3	—	—	—
Construction	4.8	3.7	3.8	—	—	—
Private service sector	4.3	3.8	3.2	—	—	—
Local government	4.9	4.5	3.7	—	—	—
Central government	4.2	4.3	4.0	—	—	—
Total	4.4	4.1	3.4	3.2	3.2	3.5

Sources: National Mediation Office and Ministry of Finance.

Last year, wages preliminarily increased by 3.4 per cent, which was considerably less than in 2001 and 2002, when wages increased by 4.4 per cent and 4.1 per cent respectively (see Table 7.1). The rate of wage increase slowed last year in all industries except the construction industry. In the private service sector, the rate of wage increase has successively slowed since the middle of 2001. It is above all in banking, insurance and business services that wages have developed more weakly than previously. Wages in the public sector last year rose more than in the business sector, as was the case also in 2001 and 2002.

Most factors indicate that in the near future, the rate of wage increase will continue to be low in comparison with developments in recent years. The demand for labour is currently low. Despite increased activity in the economy this year, employment is not expected to increase until 2005. It is expected that the underlying inflationary pressure will be low both this year and next year. Both in industry and the private service sector, productivity has increased strongly in the last two years, which should allow scope for higher wage increases, but company profits have not increased to the same extent, among other things due to companies being forced to cut prices in export markets. The low rate of inflation means that real wages are continuing to rise at a satisfactory rate despite smaller nominal wage increases. Public sector finances are strained, which can lead to wage increases in the public sector becoming weaker in the near future than in recent years.

Most agreements have been renegotiated in the business sector this year. In industry, wage negotiations resulted in three-year agreements that give negotiated wage increases over the whole period of between 5.8 per cent and 7.5 per cent. A cut in working hours corresponding to a wage increase of 0.5 per cent is included in the agreements. Most agreements contain individual guarantees and an increase in the lowest wage level. In several cases, members of the white-collar workers’ unions received wage rises somewhat lower than those received by members of unions affiliated to the Swedish Trade Union Confederation. The last year is terminable in all agreements.

The new agreements in the construction industry and in the information and communications technology industries are in line with the agreements in industry.

The agreement by the Swedish Commercial Employees’ Union with the employers, the Commerce Employers’ Association, gives negotiated pay increases of in all 9 per cent over three years. The size of the local wage kitty will successively increase during the period. The fact that agreements in the commercial sector give higher wage increases than the agreements in industry is in line with the drive for low-wage groups that characterised Trade Union Confederation members’ co-ordinated pay demands to employers. White-collar workers in the commercial sector have reached agreements in line with the agreements in industry.

The agreements signed so far this year give lower negotiated wages increases than the previous wage negotiations.

In the local government sector, most agreements are in force up to and including March 2005. The average negotiated increase in this sector is somewhat lower this year than last year.

However, many agreements lack centrally determined wage increases.

To summarize, wages in the economy are estimated to increase by 3.2 per cent overall both this year and next year. Real wages are estimated to rise by an average of approximately 2.5 per cent per year.

8                                         Inflation

Over the past year, Sweden’s economy has been characterised by relatively low resource utilisation and high productivity at the same time as import prices have fallen. Inflationary pressure is therefore currently low. It is predicted that the low price pressure will prevail during the beginning of the forecast period 2004–2005. During the latter part of the forecast period, the strengthened growth and demand are expected to gradually lead to increased inflation.

Inflation, measured as the year-on-year percentage change in the consumer price index (CPI) (13), is expected to amount to 0.6 per cent at the end of 2004 and 2.1 per cent at the end of 2005 (see Table 8.1). Measured as an annual average, inflation is estimated to be 0.4 per cent in 2004 and 1.4 per cent in 2005. The underlying inflation, according to the Riksbank’s UND1X(14), is estimated to be 0.9 per cent at the end of 2004 and 1.4 per cent at the end of 2005. The difference between the two inflation measures at the end of the forecast period is due principally to the fact that interest expenses for owner-occupied housing, which are not included in UND1X, are estimated to contribute to an increase in the CPI during 2005. For the medium-term year 2006, inflation is assumed to be in line with the inflation target.

Table 8.1 Consumer price development

Percentage change

	2002	2003	2004	2005	2006
CPI, year-on-year	2.4	2.0	0.4	1.4	2.0
CPI, Dec-Dec	2.3	1.4	0.6	2.1	2.0
UND1X, year-on-year	2.5	2.3	0.8	1.2	—
UND1X, Dec-Dec	2.2	1.7	0.9	1.4	—
HICP, year-on-year	2.0	2.3	0.9	1.3	—
HICP, Dec-Dec	1.7	1.8	1.0	1.5	—
NPI, year-on-year	2.5	1.4	-0.1	1.2	—
NPI, Dec-Dec	2.1	0.8	0.1	2.0	—
Base amount, SEK, thousand	37.9	38.6	39.3	39.4	39.9
HICP, EU, year-on-year	2.1	2.0	1.7	1.8	1.9

Sources: Statistics Sweden and Ministry of Finance.

The effects of energy prices are diminishing

The strong increases in energy prices which took place during winter 2002/2003 came to dominate the inflation situation during the subsequent twelve months. The greatest effect was from electricity prices, which rose dramatically over a few months in late 2002 and early 2003. Electricity price levels have since then remained high, and therefore every month during 2003, electricity prices drove up the rate of inflation by between 0.8 and 1.2 percentage points.

The considerable electricity price rises at the end of 2002 and the beginning of 2003 now no longer affect inflation. In addition, the price of electricity to the consumer has now begun to fall somewhat, even though the price level continues to be considerably higher than it was before the dramatic increases around the end of 2002.

In February this year, the price of fuels was also lower than a year previously. The combined contribution of energy prices to inflation was thereby negative in February, i.e. they contributed to lowering inflation (see Diagram 8.1).

Diagram 8.1 Energy consumer price indexes and total impact on CPI inflation

The inflation forecast is based on the assumption that energy prices over the next two years will be more stable than they have been for the past two years. Electricity prices are predicted to fall somewhat, but they are not expected to return to the level of 2002 during the forecast period. The forecast for the price of oil will be dealt with later in this chapter. The aggregate effect of energy prices on inflation is estimated for 2004 and 2005 to be negative, and considerably weaker than it was in 2003.

(13) The percentage change in the CPI over 12 months.

(14) UND1X excludes interest expenses for owner-occupied housing and direct effects on consumer prices of changes in the net of indirect taxes and subsidies.

Inflation falling considerably

During the second half of 2003, inflation gradually decreased from 1.8 per cent in June to 1.4 per cent in December. Inflation has subsequently fallen considerably and even become negative (see Diagram 8.2). The development of energy prices is not the sole explanation for the falling inflation. The rate of price increases from month to month was clearly subdued in 2003 as regards several groups of goods and services. Diagram 8.2 shows that if the direct effects of energy prices are excluded from the CPI, then inflation has successively decreased since the beginning of 2002 (with the exception of certain months).

Diagram 8.2 Inflation (CPI) excl. electricity, oil, and petrol

Sources: Statistics Sweden and Ministry of Finance.

The rate of price increases is lower today than it was two years ago for both imported and domestically produced goods and services, but different groups have developed differently. Diagram 8.3 shows the contributions in percentage points of the price development for different goods and services to total CPI inflation.

The contribution of domestically produced goods to inflation ceased falling at the beginning of 2003, while the contribution from services, excluding housing and administratively priced services, continued to fall last year. (Administratively priced services are dealt with later in this chapter.) The aggregate contribution from domestically produced goods and services exclusive of housing ceased to decline at the end of 2002 and has since then been around 1 percentage point.

Diagram 8.3 Impact on CPI inflation of certain goods and services excluding electricity, oil, and petrol

Sources: Statistics Sweden and Ministry of Finance.

However, the contribution of imported goods to inflation has continued to fall, in 2003 becoming negative, i.e. reducing total inflation. The falling import prices have thus been of great significance to the recent and considerable drop in inflation.

Import prices continuing to dampen inflation

Import prices of processed goods are expected to continue to decrease during 2004. This is due partly to the strengthening of the krona expected during the year, and partly to a continued subdued price pressure on internationally purchased goods. The prices of imported raw materials are expected to decrease markedly as a consequence of lower prices on oil and petroleum products (see also section 4.2).

Next year, import prices are also estimated to fall somewhat, despite only marginal changes in exchange rates. The reason is that the oil price is predicted to fall. Import prices on processed goods, on the other hand, are judged to increase slightly in 2005 due to rising world market prices on commodities.

Import prices affect consumer prices both directly, since a large proportion of consumer goods are imported, and indirectly, since the prices of imported intermediate goods used in domestic production affect consumer prices. The impact of changed import prices upon consumer prices normally arises after a certain time lag, and it has often proven difficult to predict both the extent and timing of the effect.

To summarise, the development of import prices is estimated to have a relatively large effect in dampening inflation during 2004, and only a marginal effect in increasing inflation during 2005. However, the development of oil prices is a source of uncertainty in the forecast.

Low domestic inflationary pressure

The rapid increase in inflation on domestic goods and services in 2000 and 2001 was at least partly due to the fact that resource utilisation in the economy at that time had become strained. Employment had risen rapidly for a number of years, and wages and unit labour costs had increased at a relatively high rate. This was noticed especially in the development of consumer prices for services, which rose rapidly (see Diagram 8.3 above) since the personnel situation in consumer-related service sectors had become increasingly strained over a number of years.

Since then, the employment upswing in the economy as a whole has ceased. Productivity growth has been considerably strengthened after having been weak in 2001, and wages and unit labour costs have risen at a considerably lower rate than previously. Resource utilisation in Sweden’s economy at present is low (see section 1.2), which has resulted in a reduction in domestic inflationary pressure.

Inflation expectations have also fallen gradually in recent years, although they rose somewhat during the first half of 2003, probably due to energy prices. At the beginning of 2002, inflation expectations for a one-year term lay around 2.5 per cent, according to both the National Institute of Economic Research’s survey of households’ purchasing plans and the survey by the Prospera company on expectations among labour market and financial market players. At the beginning of 2004, these expectations lay just below 2 per cent.

As discussed in Chapter 6, employment is not expected to increase until next year. Wages are predicted to increase by 3.2 per cent per year in 2004 and 2005, and productivity growth is expected to be relatively good, which indicates a moderate increase in unit labour costs. Against this background, domestic inflationary pressure is expected to remain low during the forecast years. It is assumed to increase gradually as the economic situation improves, demand strengthens and employment rises again, but the forecast assumes that there will be available capacity in the economy at the end of the forecast period. Therefore, inflationary pressure is expected to be relatively low then too.

The National Institute of Economic Research’s Business Tendency Survey has limited coverage of the consumer-oriented service sectors, but the survey questions dealing with personnel shortages in the retail trade can to a certain extent also be seen as indicators of the degree of resource utilisation in related service sectors. Diagram 8.4 shows an overall appraisal of the responses to these questions. The diagram also shows the Riksbank’s measure of principally domestically generated underlying inflation, UNDINHX, exclusive of energy, a measure of inflation which largely reflects consumer price developments for services. In recent years, the two time series have been rather highly correlated, allowing for a time lag of approximately six quarters. If the pattern continues, then companies’ reportedly minor personnel shortage today can be seen as support for the assessment that the cost pressures on the production of consumer services will remain low for much of the forecast period.

Diagram 8.4 Underlying domestic inflation (UNDINHX) and shortage of manpower in wholesale, retail, and vehicles trade

* Net balances for NIER Business Tendency Survey questions on manpower shortage in wholesale, retail, and motor vehicles trade. (Average, weighted by employment.)

Sources: Statistics Sweden, Nat. Inst. of Economic Research, and Ministry of Finance.

One part of the domestically generated inflation which has not been subdued in recent years consists of the price rises implemented on administratively priced services, such as fees for water and sewage, public transport and healthcare. The effect of these service prices on total CPI inflation has increased relatively strongly since 1998, and during 2003 was almost 0.2 percentage points. This is a significant contribution in view of the low total inflation (see Diagram 8.3.) Also during the forecast period, these fees are expected to boost inflation more than usual.

The development of retail margins, which are estimated to have contributed to raising inflation in 2003 to a relatively large degree, is expected to have considerably less impact on inflation in 2004 and 2005.

The forecast is based on the assumption that the effects of the large number of working days in 2004 compared with 2003 on consumer price developments will be negligible. (See explanatory box on page 19.)

Mortgage rates forecast to boost inflation in 2005

Housing costs contributed greatly to inflation in 2003, even disregarding the effects of energy prices. In the course of 2003, rents increased by 2.6 per cent, which contributed to raising inflation by 0.4 percentage points. Rent increases are estimated to be somewhat higher in the course of 2004, mainly against the background of the increased heating costs for rental properties, and then forecast to be somewhat lower in 2005.

The interest expenses for owner-occupied housing since April 2003 have contributed to considerably subdued inflation. According to the interest rate forecast presented in section 3.2, this will be the case also in 2004. During the first half of 2005, the forecast assumes that interest rates for owner-occupied housing instead will begin to contribute to increased inflation. At the end of 2005, interest expenses are estimated to contribute to a rise in inflation by just over half a percentage point.

In all, the development of housing costs exclusive of tax and heating costs for owner-occupied housing is predicted to reduce inflation in the course of 2004 by approximately 0.2 percentage points, but will increase inflation in 2005 by approximately 0.9 percentage points.

Inflation slowly approaching the target

To summarise, the underlying inflationary pressure is expected to remain low during the forecast period 2004–2005. The underlying inflation, measured with UND1X, is predicted to rise relatively slowly during 2005 (see Diagram 8.5). Interest expenses for owner-occupied housing (which are not included in UND1X) mean that inflation measured with the CPI will rise at a faster rate. In the inflation forecast for 2005, it is assumed that the green tax exchange scheme will continue with the same profile as in 2004 (including increased energy taxes).

In December 2005, when there are still estimated to be available resources in the economy, it is estimated that underlying inflation (UND1X) will be just under 1.5 per cent and CPI inflation will be just over 2 per cent. It is assumed that the monetary policy will be adapted so that inflation during the medium-term year 2006 develops in line with the Riksbank’s inflation target.

Diagram 8.5 Consumer price development

Sources: Statistics Sweden and Ministry of Finance.

9                                         Household sector finances and consumption expenditure

Recent years’ trend of strongly growing real income was broken in 2003, when real income was unchanged compared with the year before. Households’ real disposable income is expected to grow by over 2 per cent in 2004 and by just over 1 per cent annually thereafter. Despite weaker income growth, households’ consumption expenditure is expected to grow by around 2 per cent per year during the forecast period. The relatively good consumption growth is explained by continued low interest rates and a good wealth position. The relatively weak growth in income means that the savings ratio will fall during the forecast period.

9.1                               Household income

Real household income had been growing very favourably for a number of years as a result of good growth in income from wages combined with central government expenditure reforms and tax cuts. In 2003 lower growth in real wages and a continued weak labour market situation led to the positive trend being broken.

The average annual real income growth of 3.6 per cent seen in the period 1998-2002 was preceded by a period of very weak, and in some years negative, growth in real income. Over the last ten-year period, households’ real income has grown on average by 1.6 per cent per year, which is also the average rate of growth anticipated during the forecast period 2004–2006.

Unchanged real income in 2003

Real household income in 2003 was unchanged from 2002 (see Table 9.1). The weak economy curbed growth in hourly wages, and the number of hours worked in the economy as a whole fell, which meant that income from wages before tax was unchanged in real terms.

General government transfers to households grew by more than 5 per cent in real terms. Of this increase, 3.4 percentage points were due to the special basic tax allowance for pensioners being replaced with a taxed guaranteed pension. This change meant that pre-tax pensions increased, as did households’ tax payments. In connection with this changeover, it was promised that no pensioner would receive a lower net pension. The transition therefore led to households being overcompensated to a certain degree. The top level of unemployment insurance was increased on 1 July 2002, and therefore had a positive effect on growth in real transfers in 2003 as well.

Household taxes and charges grew by just over 5 per cent in real terms, which is the same rate of growth as in general government transfers to households. Besides the aforementioned change in the pension area, a tax exchange scheme was introduced in 2003 which meant that income tax was reduced for some income groups. At the same time, energy taxes were raised to a corresponding degree, resulting in higher prices. Local government taxes were raised by a total of SEK 0.65 in 2003, which slowed income growth by 0.7 percentage points.

Other household income grew weakly in 2003. These developments, with unchanged real disposable income, tie in well with the assessment made in the Government Budget Bill once account is taken of the changes in the reporting of taxes in the National Accounts (see explanatory box on page 77).

Table 9.1 Household real disposable income

	SEK billion	Percentage change
	2003	2000	2001	2002	2003	2004	2005	2006

Wages	1 014	5.6	3.4	1.4	0.0	1.8	2.0	2.1
General government transfers	465	1.3	0.3	2.3	5.2	2.3	0.8	0.8
Other income	250	1.6	4.9	-4.5	0.5	4.3	0.1	-0.7
Taxes and charges	-491	2.9	-5.2	-5.0	5.3	2.4	1.7	1.6
Real disposable income	1 239	4.2	6.5	3.0	0.0	2.2	1.3	1.2

Note: Real disposable income is deflated by the implicit price index for household consumption expenditure (IPI).

Sources: Statistics Sweden and Ministry of Finance.

Table 9.2 Contributions to growth in household real disposable income

Percentage points

	2002	2003	2004	2005	2006
Wages	1.1	0.0	1.5	1.6	1.7
Other factor income	-0.1	0.1	0.6	0.4	0.3
Interest and dividends	-0.5	0.1	0.4	-0.2	-0.4
General government transfers	0.8	1.9	0.9	0.3	0.3
Private transfers	-0.5	-0.1	-0.1	-0.2	-0.1
Taxes and charges	2.0	-2.0	-0.9	-0.7	-0.7
Real disposable income(1)	3.0	0.0	2.2	1.3	1.2
IPI(1),(2)	1.8	2.5	1.1	1.5	1.9
Nominal disposable income(1)	4.8	2.4	3.3	2.9	3.1
Savings ratio(3)	5.4	3.5	3.7	2.9	2.0
Financial savings ratio	9.7	7.7	8.0	7.4	6.8

Note: Real disposable income is deflated by the implicit price index for household consumption expenditure (IPI).

(1) Percentage change.

(2) Implicit price index for household consumption expenditure.

(3) Excluding private supplementary pensions.

Sources: Statistics Sweden and Ministry of Finance.

Relatively strong real income growth this year thanks to low inflation

Household income is forecast to continue to grow weakly. Due to the low rate of inflation, growth in real terms will however be relatively strong this year at 2.2 per cent. The implicit price index for household consumption expenditure is projected to rise by just 1.1 per cent.

Real income from wages is forecast to grow by 1.8 per cent (see Table 9.1), which will boost growth in income by 1.5 percentage points (see Table 9.2). Other factor incomes and interest and dividends, are together expected to make a positive contribution of 1 percentage point, even though households substantially increased their debt last year. The increase in borrowing will be offset by falling interest rates.

General government transfers are expected to increase by just over 2 per cent in real terms, making a positive contribution to growth in income of almost 1 percentage point. This is due in part to higher payments from the old-age pension system. In the new pension system, pensions and accrued pension entitlements are linked to an income index, which means that pensions will grow in line with the income of the working population, subject to a certain time lag. In 2004 the income index will rise by 3.4 per cent, which means that pensions will grow fairly strongly relative to the low rate of inflation. Income from unemployment insurance will also increase, since unemployment is expected to rise by 0.6 percentage points in 2004.

This year there will be another tax exchange, which means that energy taxes will be increased by a total of SEK 2 billion. As compensation for the part of this increase that directly affects households, income tax will be reduced by SEK 1.4 billion by giving all income earners a SEK 200 tax credit. At the same time, local government taxes will be raised by SEK 0.34, equivalent to SEK 4.5 billion. All in all, household taxes and charges will grow by just over 2 per cent, making a negative contribution to income growth of almost 1 percentage point.

Weak real income growth in the coming years

Real household income is forecast to grow by just 1.3 per cent in 2005 and 1.2 per cent in 2006 despite a gradually stronger labour market. Wages and other factor incomes will account for most of the positive contribution to growth in real income. Rising interest rates will contribute to increased interest expenditure and decreased net interest. Private transfers include the net of premiums paid and claims recovered by households on general insurance policies, which has favoured households for several years. In the forecast it is assumed that the gap will close in 2005, and that the insurance companies will then charge households more in premiums than they are paying out on claims.

Transfers from the general government sector will make a relatively minor contribution to income growth. It has yet to be decided how the tax exchange scheme will work in 2005 and 2006; the calculations assume that the scheme will continue with the same profile as in 2004. This means that energy taxes will be raised further, while at the same time households will be compensated through reductions in income tax. All in all, households’ real income will not be affected by the tax exchange scheme.

Weaker growth in general government transfer income

Household income from pensions rose sharply in 2003 when the special basic tax allowance for pensioners was replaced with a taxed guaranteed pension (see Table 9.3). The low rate of inflation this year means that the income index, which largely determines the level of general government pension payments, will rise slightly in 2005.

Household income from sickness- and disability- related transfers has been growing strongly for several years. As short-term sicknesses have grown into longer-term cases, payments in the form of activity and sickness compensation (the previously disability pension) have begun to grow. The rate of increase is predicted to fall during the forecast period. A smaller number of short-term sicknesses, the transfer of those on sick leave to activity and sickness compensation, and various other measures to reduce expenditure are together expected to lead to falling income from health insurance this year. The increase in 2005 is because the level of qualifying income is to rise from 77.6 to 80 per cent, and because central government will again be taking responsibility for compensation during the third week of sick leave. Another income item that has been growing strongly for a number of years is assistance compensation for the disabled, which is expected to continue to grow by more than 10 per cent per year in real terms. Despite reduced sick leave, households’ income from sickness- and disability-related transfers is expected to grow in real terms in the period 2004–2006.

Unemployment is forecast to rise from 4.9 per cent in 2003 to 5.5 per cent in 2004. Therefore household income from unemployment insurance will also increase. Households’ transfer income from the labour market area is then expected to fall in real terms as the labour market picks up.

Household income from support for families and children will rise in real terms during the forecast period. In 2006 the increase is due to the changes to transfers to families with children announced by the government, including changes to maintenance support and housing benefits, as well as special measures for children in economically vulnerable families. The announced child supplement for students is also included. The sharply reduced income from study support in 2003 was largely due to a smaller number of students.

Household income from other current transfers, such as social assistance and benefits for asylum-seekers, is expected to fall during the forecast period.

Table 9.3 Transfer income divided by purpose

	SEK billion	Percentage change
	2003	2002	2003	2004	2005	2006
Old age	223	2.3	8.2	2.0	-0.1	1.8
Illness	113	6.9	4.8	1.2	5.6	2.2
Labour market	39	0.1	7.7	11.0	-4.9	-8.3
Families & children	47	0.5	1.3	1.5	0.5	1.2
Education	12	-5.3	-11.5	2.0	-1.7	0.8
Other	32	-2.7	-2.8	-1.1	-0.8	-1.2
Total	466	2.3	5.2	2.3	0.8	0.8

Note: Real disposable income is deflated by the implicit price index for household consumption expenditure (IPI).

Sources: Statistics Sweden and Ministry of Finance.

A broader concept of income

Capital gains are not included in household income in the National Accounts. However, taxes on realised capital gains are included in household taxes, and so impact negatively on household income. If household taxes on capital gains grow in line with other income, there is no effect on the rate of growth in real income. However, if capital gains fluctuate substantially, as has been the case in recent years, taxes on capital gains will impact on the reported level of income growth. Since households can pay taxes on capital gains with part of the capital gains themselves, a more accurate picture of the underlying income growth is obtained if income is reported net of taxes on capital gains. Table 9.4 shows that real income growth excluding tax on capital gains was higher in 1999 and 2000 when households’ capital gains grew sharply. In 2001 and 2002 capital gains fell, as did households’ tax payments. Their adjusted real income therefore grew more weakly than reported in the National Accounts. Particularly striking is the change from 2000 to 2001, when the drop in capital gains reduced household taxes by SEK 18 billion, or almost 2 per cent of disposable income.

Table 9.4 Effects of capital gains on disposable income

Percentage change

	1998	1999	2000	2001	2002	2003	2004	2005	2006
Calculated tax on capital gains, SEK billion	19	31	40	22	16	18	20	22	23
Real disposable income
As reported in National Accounts	1.9	2.5	4.2	6.5	3.0	0.0	2.2	1.3	1.2
Excluding tax on capital gains	2.0	3.6	4.9	4.6	2.4	0.1	2.4	1.4	1.2

Sources: Statistics Sweden and Ministry of Finance.

9.2                               Household consumption expenditure

Household consumption expenditure grew by 2.0 per cent last year. Thus households’ consumption increased at a relatively good rate despite their real disposable income being unchanged from 2002. Since real household income grew strongly in the years before 2003, savings as a proportion of disposable income could be reduced.

Weaker employment and higher unemployment will limit growth in consumption expenditure this year. However, there are other factors which suggest good consumption growth during the forecast period. These include continued low interest rates and a good wealth position. The unusually strong calendar effect this year will add 0.2 percentage points to consumption growth, which is forecast to be 2.0 per cent this year, rising to 2.2 per cent in 2005. The medium-term forecast for 2006 assumes that consumption growth will continue to grow at just over 2 per cent.

Consumption has grown at a steady rate

According to the preliminary National Accounts, consumption has grown at a steady rate over the last two years. Year-on-year consumption growth was 2.0 per cent in 2003. Consumption of goods increased by almost 3 per cent, while consumption of services increased by just under 1 per cent. The main contributing factor to the strong growth in consumption of goods was consumption of durable goods, which grew by more than 4 per cent.

Price growth in several durable goods sectors was subdued in 2003, and prices in the electronics trade fell faster than before. These price developments probably contributed to the strong growth in volumes.

Household consumption of cars increased by almost 6 per cent last year, after falling in both 2001 and 2002, and boosted overall consumption growth by 0.2 percentage points.

However, there are signs that car sales slowed during the fourth quarter and at the beginning of 2004.

Consumption of services (excluding housing), which has been largely unchanged since the end of 2000, began to grow slowly last year (see Diagram 9.1). Growth areas included consumption of dentistry (primarily private), child care and public transport. Consumption of mobile telecomunication services also grew. Household expenditure on restaurant and hotel services continued to fall in 2003.

Diagram 9.1 Household consumption of goods and services

Sources: Statistics Sweden and Ministry of Finance.

Household wealth position strengthened in 2003

After a period of rapidly falling share and mutual fund values, the stock exchange began to recover in spring 2003. By the end of the year, the value of households’ holdings of shares and mutual funds was around SEK 700 billion, which is a sharp increase from around SEK 570 billion a year earlier (see Table 9.5). Since households also continued to increase their savings in bank and insurance assets during the year, this means that households’ total financial assets grew by almost 10 per cent in 2003. At the same time they increased their liabilities by almost 10 per cent. All in all, net wealth grew by just over SEK 120 billion.

Table 9.5 Household financial wealth

Market value at the end of the year, SEK billion, current prices

	1999	2000	2001	2002	2003

Financial assets(1)	2,798	2,780	2,822	2,625	2,869
Equities and mutual funds	1,085	956	831	570	699
Deposits in banks	427	414	417	506	530
Insurance	733	800	889	927	947
Other equity	334	418	430	426	494
Financial liabilities	1,031	1,123	1,227	1,325	1,447
Financial net wealth	1,767	1,657	1,595	1,300	1,422

(1) Excluding collective insurance and “other financial assets” included in the Financial Accounts.

Source: Financial Supervisory Authority Savings Survey.

Nevertheless net wealth is substantially lower than it was around 2000, when Stockholmsbörsen (the Stockholm stock exchange) was at its peak. As can be seen from Table 9.5, this is more down to financial liabilities having increased than to financial assets having decreased.

Besides financial assets, households also have substantial real assets, primarily in the form of houses. The growing level of borrowing is largely linked to rising house prices, i.e. increased real wealth, and rising prices for tenant-owner rights.(15) House prices in 2003 were just over 7 per cent higher than in 2002. Diagram 9.2 shows that, relative to their total assets, households’ liabilities are low from a historical perspective, even though they grew from a low of 20 per cent in 1999 to around 24 per cent in 2002 and 2003. However, relative to their disposable income, households’ liabilities have increased slightly more in recent years and are now close to the levels seen at the beginning of the 1990s. This means that households have become more sensitive to movements in interest rates.

Diagram 9.2 Liabilities in relation to disposable income and total assets

Note: Assets excluding collective insurance.

Sources: Statistics Sweden, NIER and Ministry of Finance.

However, households are benefiting from their overall interest expenditure being kept down by low nominal interest rates. Lower interest rates meant that households’ interest expenditure decreased by almost SEK 1.5 billion from 2002 to 2003 despite the increase in debt. This year, falling interest rates are again expected to lead to a drop in interest expenditure despite growing debt. In the following years, interest rates are forecast to begin to rise, while household borrowing will continue to increase, albeit at a slower rate. Altogether this means that interest expenditure is expected to climb again from 2005. Nevertheless the interest ratio, defined as interest expenditure relative to disposable income, will remain low from a historical perspective (see Diagram 9.3).

Diagram 9.3 Household interest expenditure after taxes

Sources: National Institute of Economic Research and Ministry of Finance.

(15) Around 60 per cent of household liabilities consists of loans from mortgage institutions.

Good consumption growth in 2004

The Statistics Sweden and Swedish Research Institute for Trade retail index revealed continued high volume growth at the beginning of 2004. The National Institute of Economic Research’s consumer survey found that confidence about economic developments strengthened at the beginning of 2004 after falling sharply during the last quarter of 2003. This optimism applies both to households’ own finances and the Swedish economy as a whole. Both indicators are higher today than a year ago (see Diagram 9.4). However, households are still concerned about the weak labour market situation, and a majority of households expect unemployment to rise in the next year.

Developments in the labour market will probably be one of the key factors for consumption growth. Besides impacting on household income, employment probably also plays a major role in confidence about the future, and so in households’ choice between consumption and saving. One indicator which suggests a certain degree of caution among households is registrations of private cars, which were somewhat lower in the first quarter this year than in the fourth quarter last year.

Diagram 9.4 Household expectations about the economy 12 months ahead

Note: Net balances before Jan. 2002 have been level adjusted.8

Sources: Statistics Sweden and NIER.

Steady consumption growth in future years too

After a certain slowdown during the last quarter of 2003 and the first half of 2004, household consumption expenditure is forecast to grow at a slightly higher rate from the autumn. This is because household confidence is expected to strengthen in line with a brighter labour market outlook. Overall year-on-year consumption growth is expected to be 2.0 per cent in 2004. Households are also expected to continue to increase their consumption in the following years as the labour market improves. Consumption is forecast to grow by 2.2 per cent in 2005 and just over 2 per cent in 2006.

Factors believed to support favourable consumption growth over the next few years include households’ relatively strong confidence in future economic developments and their stable wealth position, which is a result of the savings surplus built up in 2001–2002 and rising asset prices. Risk factors include uncertainty about developments in the labour market; rising unemployment would probably undermine confidence and result in weaker income growth, which together could lead to lower consumption growth than forecast.

Since consumption expenditure is forecast to grow at the same rate as income, the savings ratio will be largely unchanged this year. Consumption expenditure is expected to grow faster than households’ disposable income in 2005 and 2006. Savings are forecast to fall to 2.0 per cent of disposable income in 2006 from 3.7 per cent in 2004 (see Diagram 9.5).

Diagram 9.5 Household net savings ratio

Note: Saving, excl. changes in pension fund reserves, in relation to disposable income.

Sources: Statistics Sweden and Ministry of Finance.

10                                  Gross capital formation

Investments in the business sector fell last year for the third consecutive year. Rising resource utilization, low interest rates and stabilisation of corporate profits will all contribute to reversing the decline this year. However, a more pronounced recovery will not occur until next year. Housing construction rose late last year and a slight increase is predicted for the next few years. In contrast, local government investments fell sharply last year and there is great uncertainty about developments in the future. Investments in infrastructure are buoying the investment level within the general government sector. The fact that this year has more working weekdays than last year helps boost overall investments during 2004 (see the box on page 19). All factors considered, total investments will rise 1.5 per cent in 2004 and 3.4 per cent in 2005 (see Table 10.1).

At the end of 2005 the labour market should still have resources available. In the medium-term estimate for 2006, the economic recovery will continue and GDP growth will exceed long-term estimates then as well. Investments will therefore increase at a good pace in 2006.

Diagram 10.1 Investments

Sources: Statistics Sweden and Ministry of Finance.

10.1                        Business sector

Decline in goods-producing sector investments to reverse this year

Statistics Sweden’s survey suggests that industry will increase investments this year, albeit slightly. The paper and pulp industries in particular have expansion plans. The main reason that investments in industry now appear to be on the up-swing after a three-year decline is that resource utilization has increased. Diagram 10.2 shows that capacity utilization has risen continuously over the past two years because production has increased, but also because production capacity has been cut back in certain sectors, such as the telecommunication equipment industry. Personnel cutbacks, less unutilised real capital and low interest rates have strengthened companies’ profitability, thus improving the conditions for future investments (see also Chapter 5). Improved profits combined with production growth of about 4.5 per cent both this year and next strengthen the scenario suggesting a need to raise the rate of expansion beginning this year. Next year the upswing will broaden and the recovery in industrial investments will increase.

Diagram 10.2 Capacity utilisation in industry

Source: Statistics Sweden.

The picture is mixed for other goods-producing sectors. As a result of the slack economy, construction firms have gradually cut back on procurement of machinery in recent years. Construction activity is still subdued and construction firms will not start expanding again until next year, which can also be seen in Statistics Sweden’s survey. In contrast, investments in the energy sector rose at a good rate last year and expansion plans are continuing this year. The relatively strong developments can be explained by factors such as extensive refurbishment of the power grid as well as renovation and new construction of district heating plants. All factors considered, the decline of recent years will now reverse and the investments from goods-producing sectors will grow about 3 per cent this year and about 5 per cent next year.

Table 10.1 Gross fixed capital formation

Percentage change in volume

	2002	2003	2004	2005	2006
Business sector(1)	-7.1	-2.8	0.4	4.3	5.1
Producers of goods	-5.5	-3.2	3.3	4.8	-
Producers of services	-8.3	-2.5	-1.8	4.0	-
Housing	5.7	4.9	7.1	2.3	10.0
General government	9.7	-3.5	1.6	0.5	1.8
Central government	12.2	2.0	2.3	-0.2	2.0
Local government	7.2	-8.9	0.8	1.3	1.5
Total	-3.0	-2.0	1.5	3.4	5.2
Building and construction	1.9	-1.7	3.5	2.2	5.5
Machinery	-5.6	-3.5	-0.8	4.8	5.3
Others	-7.1	1.5	2.4	2.8	4.0

(1) Housing excluded.

Sources: Statistics Sweden and Ministry of Finance.

Service sector investments to continue falling this year

In the service sector, the decline in investments has been even more pronounced. The fall continued unabated during the second half of last year when service industries’ investments were 3.7 per cent lower year on year. However, purchases of ships and planes were unusually extensive. Excluding these purchases, the reduction was a full 6.6 per cent. Although Statistics Sweden’s survey results are somewhat ambiguous, several sectors have conservative investment plans. Consequently, multiple factors suggest that many parts of the service sector still have adequate or excess capacity. The need to expand is therefore currently limited.

The sectors in which this decline is most obvious are corporate services, household services and construction of commercial premises. For the latter sector it is likely that developments will continue to be weak in 2005. Vacancy figures are high, especially in the Stockholm area, and the number of building permits for office premises remains low. The order situation for architects is also problematic according to the National Institute of Economic Research’s Business Tendency Survey, which indicates lacklustre growth for the next one to two years.

The investment trend in post and telecommunications, for which prognoses previously had been extremely optimistic, was strongly negative last year at -21 per cent. Consequently, the expansion of third generation mobile telephony has not compensated for the decline in investments in general within this industry. The level was very low late last year and many factors suggest that investments within the postal and telecommunications sector will continue to fall this year, albeit at a slower rate than during 2003.

The service sector that is currently expanding is mainly financial services. The situation also appears to have stabilized for hotels and restaurants as well as for the retail trade after earlier declines. In the future, investments in these sectors in particular should rise because of growing domestic demand.

Despite certain favourable elements, investments in the service sector as a whole are expected to drop about 2 per cent this year. Next year the prolonged decline in investments will reverse once activity in the sector increases further. Note that production in the service sector has increased an average of 1.8 per cent annually over the past three years despite slack growth. Production is expected to rise about 2.5 per cent both this year and next. Consequently, a need to expand will arise and investments in the service sector will increase by about 4 per cent next year.

10.2                        General government sector

Sharply falling investments in local government account for 0.8 percentage points of last year’s decline in total investments of 2.0 per cent. The greatest decrease was noted in local government investments in construction. As a result of the continued strained financial situation, local government investments are expected to remain at a relatively low level this year too. Next year the situation will improve because of an increase in central government grants (see also Chapter 11).

Central government investments increased 2 per cent last year. The forecast for central government investments in construction, which account for about two-thirds of central government’s total investments, is based on approved and announced infrastructure-related measures. This means that these investments will largely remain at the level established after the substantial increase in 2002. However, central government is expected to increase its investments in machinery to some extent in the future.

After three years of decline, beginning this year an increase in procurement and internal production of computer software is expected from both local and central government as well as in most of the business sector. In addition, the proposed tax allowance for environmental investments in public premises will probably boost investment activity for government agencies. All factors considered, general government total investments will increase 1.6 per cent in 2004 and 0.5 per cent in 2005.

10.3                        Housing

Investments in housing increased last year by almost 5 per cent according to the National Accounts. Renovations(16) increased by 2 per cent, which is essentially the same rate of development reported every year since 1998. New building starts rose almost 7 per cent because of a substantial increase in construction of single-family homes, while new investments in multi-dwelling apartment buildings decreased somewhat.

Even though new building starts increased last year, the level is still very low from a historical perspective. As can be seen in Diagram 10.3, the number of new building starts of homes has increased from around 12,000 apartments in the mid-1990s to over 22,000 apartments last year. However, this is still much less than the almost 70,000 apartments started in 1990 and far from the level of about 100,000 apartments per year during the Million Homes Programme around 1970.

The increase in construction of single-family dwellings will be somewhat subdued this year, in part because of the negative impact of the slack labour market on households’ interest in investing. Interest rates remain low, however, and when the economy improves and employment starts to pick up, conditions will be in place for a continued upswing, which is supported by the strong household wealth position. The continued increase in building permits is also a sign that construction of single-family dwellings should increase with renewed vigour towards the end of this year. Construction of single-family dwellings is expected to remain at about the same level this year as last, after which it will increase again beginning in 2005.

The number of apartments under construction in multi-dwellings, which essentially has remained unchanged for the past two years, rose sharply during the fourth quarter last year. The upturn is partly expected to be temporary, but even building permits for multi-dwellings rose during the latter portion of the year and the level of construction of multi-dwellings (just as for construction of single-family dwellings) is expected to remain unchanged this year. The investment grant, equivalent to a reduction of VAT from 25 per cent to 6 per cent and which was implemented last year, will mainly affect construction starting in 2005. In addition, construction of apartment buildings in Stockholm County is expected to pick up again next year. Construction of apartment buildings will therefore increase somewhat next year.

Like last year, the overall number of new building starts of apartments this year is estimated to amount to just over 22,000, after which it will increase to almost 24,000 in 2005.

Diagram 10.3 Number of dwellings - housing starts

Sources: Statistics Sweden and Ministry of Finance.

A continued upswing in repairs and renovations is expected to contribute to increasing housing investment in the future. Implementation of a tax allowance for repairs to housing stimulates this type of measure, for which there is a growing need. A large proportion of existing housing in Sweden was built during the 1960s and 1970s during the Million Homes Programme. According to calculations from the Swedish National Board of Housing, Building and Planning, close to 1.2 million apartments will need to replace plumbing pipes over the next twenty years. Similar measures for ventilation, electricity and facades are also expected. To some extent, these measures are expected to begin during the forecast period.

10.4                        Stocks

The subdued industrial activity of recent years is reflected in industries’ large stocks of finished goods. Ever since the end of 2000, industry has had inventory problems according to both the National Institute of Economic Research’s Business Tendency Survey and the development of the stocks ratio (stocks in relation to production). The situation improved temporarily in early 2003, but in the middle of the year, an upswing in the stocks ratio was noted once again along with mounting disappointment in the stock situation according to the Business Tendency Survey. Even though stocks of finished goods were adjusted downward during the second half of 2003, an additional reduction is needed. This adjustment will take place this year and will be facilitated by the further strengthening of demand for industrial goods in the near future. In contrast, stocks of intermediate goods appear to be at the desired level and are expected to grow both this year and next as production increases.

Stock problems occurred within the retail trade in late 2002 and these problems continued to grow during the first half of 2003. According to the Business Tendency Survey, the greatest dissatisfaction with stocks was found in the wholesale trade. The problems with stocks in the retail trade were probably related to the damped industrial activity of that time. During the second half of last year the situation improved, but parts of the retail trade - especially motor vehicles - still report an unfavourable stock situation. Fuelled by growing domestic demand, the retail trade’s stocks will decrease this year. After that a planned inventory build-up will occur as the sector expands.

Reductions of stocks in the retail trade and industry will slow GDP growth by 0.2 percentage points this year. The planned increase in stocks, mainly within the retail trade, will help to raise GDP growth 0.2 percentage points next year.

11                                  General government sector

Net lending in the general government sector is estimated to amount to a surplus of 0.3 per cent of GDP in 2004. A gradual strengthening of net lending is expected during the forecast period.

11.1                        Consolidated general government sector

Net lending

The general government sector’s net lending worsened substantially in the early 1990s as a result of the severe economic crisis. The consolidation programme and the economic recovery turned the large deficit into a surplus, which in 2000 amounted to 5.1 per cent of GDP (See Diagram 11.1). The economic downturn with decreased capital gains revenues and an expansionary fiscal policy turned the surplus into a slight deficit in 2002. In 2003 net lending improved to a surplus of 0.5 per cent of GDP due to a sharp reduction of interest expenditure.

Diagram 11.1 General government net lending

Sources: Statistics Sweden and Ministry of Finance.

Direct taxes and charges as a percentage of GDP amounted to 50.5 per cent and total revenues to 56.1 per cent, while expenditure corresponded with 55.6 per cent of GDP. This year net lending will decrease to 0.3 per cent of GDP because of decreased income as a percentage of GDP. During 2005 and 2006 expenditure will decrease as a percentage of GDP and net lending will increase to 0.6 per cent and 1.1 per cent of GDP respectively.

Net lending in 2004 will be allocated between the three components of the general government sector such that the central government will generate a deficit of 1.7 per cent of GDP, while the old-age pension system will generate a surplus of 2 per cent of GDP. Next year an increased deficit in the central government will be offset by an increased surplus in the pension system. The general government’s net lending will improve through an increase in the local government sector’s net lending.

Table 11.1 General government finances

Billion SEK

	2003	2004	2005	2006

Revenue	1369	1409	1460	1519
per cent of GDP	56.1	55.9	55.5	55.4
Taxes and charges	1233	1267	1313	1364
per cent of GDP	50.5	50.3	49.9	49.8
Capital income	53	56	57	59
Other income	84	86	89	95
Expenditure	1357	1401	1445	1489
per cent of GDP	55.6	55.6	55.0	54.3
Primary expenditure	1304	1341	1380	1418
per cent of GDP	53.4	53.2	52.5	51.7
Interest	53	61	65	71
per cent of GDP	2.2	2.4	2.5	2.6
Net lending	12	8	15	30
per cent of GDP	0.5	0.3	0.6	1.1
Central government	-34	-42	-47	-29
Pension system	49	51	56	55
Local government	-4	-2	7	4
Financial position
Net debt	4	-9	-15	-44
per cent of GDP	0.1	-0.3	-0.6	-1.6
Consolidated gross debt	1265	1312	1354	1387
per cent of GDP	51.9	52.1	51.5	50.6

Sources: Statistics Sweden and Ministry of Finance.

Financial position

The general government sector’s financial assets and liabilities are reported in Statistics Sweden’s Financial Accounts. Under current EU regulations (ENS-95), assets and liabilities are valued at market price. This means that changes in the net financial position are not only determined by net lending, but are also affected by changes in the value of financial assets and liabilities. This applies to both realised and unrealised changes in value.

In 1990, the general government sector’s financial wealth amounted to over SEK 100 billion, or 8 per cent of GDP. During the severe crisis of the early 1990s, the financial position deteriorated rapidly. Wealth was replaced by net debt, which in 1996 was almost 27 per cent of GDP. Since 1996, the financial position has improved, and in 2001 net debt was once again replaced by positive wealth. During 2002 and 2003, net debt was heavily impacted by the substantial changes in value in the stock market, since the bulk of pension system assets is invested in shares. The 2002 downswing in the stock market once again resulted in net debt, after which it was reduced to almost nought because of the rising values of shares during 2003. Because of this positive net lending, net debt will revert to a positive financial position this year. No assumptions are made in the forecast about future changes in value, with the exception of the effects on central government debt from changes in foreign exchange rates. This means that the trend in net debt will follow net lending. In 2006 the general government’s financial assets are expected to exceed liabilities by SEK 44 billion.

Diagram 11.2 General government net financial position

Sources: Statistics Sweden and Ministry of Finance.

Consolidated gross debt is defined by EU rules (the Maastricht criteria). The definition means that the general government sector’s gross debt is to be reduced by the general government sector’s holding of own liabilities. For Sweden, the definition means that consolidated gross debt consists of central government debt at par value plus the local government sector’s liabilities in the credit market, with a deduction for the National Pension Funds’ holdings of treasury bonds. At the end of 2003, consolidated debt amounted to 51.9 per cent of GDP, which was well below the EU reference value of 60 per cent of GDP.

The allocation of net lending between the central government and the pension system will cause the financial position to strengthen during the forecast period through increased assets in the pension system. At the same time, the deficit in the central government’s net lending means an increase in the liability column of the general government’s balance sheet. Central government debt and consolidated gross debt will also rise as a percentage of GDP temporarily in 2004, after which it will decline.

Comparison with the Government Budget Bill for 2004

Since the Budget Bill for 2004, the principle for reporting taxes in the National Accounts has changed; taxes are now reported in the year that the income and tax liability arise (see the box on page 77). After taking the new accounting principles into account, the general government’s net lending has been revised downward by SEK 3 billion for 2004, SEK 17 billion for 2005 and SEK 15 billion for 2006. These downward revisions are due to substantially lower tax revenues than what had been calculated in the Budget Bill. Expenditures were also revised downward, in part due to lower inflation compared with the estimates in the budget bill.

Direct taxes and charges

The taxes reported in the National Accounts for the general government sector are somewhat lower than total tax revenues. In the National Accounts, the portion of value added tax and customs revenues included as part of the EU contribution is classified as a foreign payment rather than as a transaction in the general government sector.

Taxes as a percentage of GDP (the tax ratio) decreased during 2001 and 2002 due to tax cuts and decreased revenues from taxes on capital gains and corporate taxes. Last year the tax ratio increased somewhat because of the increase in local government taxes and a changeover to a taxed guaranteed pension (see Diagram 11.3).

According to the National Accounts, the tax ratio in 2003 amounted to 50.9 per cent of GDP (see Table 11.2). Tax on wages, business income and transfers account for 65 per cent of tax revenues; tax on goods and services accounts for 26 per cent and tax on capital for 9 per cent. A total of 55 per cent of taxes accrue to the central government, 11 per cent to the pension system and 33 per cent to the local government sector, while 1 per cent of taxes goes to the EU via customs and the part of the EU contribution based on value added tax. These percentages, relating to both tax bases and sectors, will essentially remain stable during the forecast period.

Table 11.2                                       Direct taxes and charges

Per cent of GDP

	2003	2004	2005	2006

Household taxes and charges	19.7	19.7	19.5	19.4
Company direct taxes	2.4	2.2	2.2	2.3
Payroll charges	14.4	14.3	14.1	14.0
Value added tax	9.2	9..2	9.1	9.1
Property tax	1.0	1.0	1.0	1.0
Other production taxes	4.2	4.2	4.2	4.3
Total	50.9	50.6	50.2	50.0
of which to EU	0.4	0.3	0.3	0.3

Sources: Statistics Sweden and Ministry of Finance.

This year the tax ratio is estimated to fall to 50.6 per cent, despite net tax gains of approximately SEK 2 billion, equivalent to just under 0.1 per cent of GDP. The declining tax ratio is mainly due to the relatively weak development of companies’ direct taxes. Local government taxes were raised 0.34 percentage points, corresponding with SEK 4.5 billion. Otherwise, changes in the tax rules mean that tax revenues will be reduced by SEK 2.7 billion this year. A tax exchange scheme with a balance of SEK 2 billion has been implemented this year. According to this tax exchange scheme, energy taxes have been raised at the same time that income tax and employer fees have been reduced by an equivalent amount. Taxes are also reduced through a rule limiting taxes on wealth and discontinuing inheritance taxes for spouses, as well as reduced taxes for certain types of construction. Adjustment of thresholds for the central government income tax has been limited to 1 percentage point.

The current Spring Fiscal Policy Bill is announcing the implementation of temporary tax breaks for repairs and renovations as well as for investments for sorting waste at the source. All factors considered, these tax cuts are estimated to involve a tax loss of SEK 1.4 billion per year in 2004 and 2005. In addition, a tax stimulus is being announced for environmental investments in public premises for the period between 1 January 2005 through 30 June 2006. This tax stimulus is expected to result in SEK 2 billion being reported, similar to the municipal employment support, as a grant to the local government sector in the National Accounts.

For 2005 and 2006, a continued tax exchange of an additional SEK 7 billion has been announced. The tax ratio will decrease somewhat during 2005 and 2006, mainly because wages will develop more slowly than GDP.

Diagram 11.3 General government taxes and charges

Per cent of GDP

Sources: Statistics Sweden and Ministry of Finance.

Other income

Alongside taxes, the general government sector receives other income, which in 2003 amounted to SEK 137 billion, or 5.6 per cent of GDP. Around 40 per cent of this income consists of capital income in the form of interest and dividends, and approximately half of this is the yield on pension funds. Other income consists mainly of imputed pension charges and consumption of fixed capital. This income is imputed and is matched on the expenditure side by equally large costs, which are included in general government consumption expenditure. In addition, the public sector receives transfer income from households, enterprises, and abroad. Overall, it is estimated that capital income and other income will remain essentially unchanged as a percentage of GDP during the forecast period.

Expenditure

The general government sector’s expenditure as a percentage of GDP (expenditure ratio) has decreased substantially since 1993 (see Diagram 11.4). In 2003, the expenditure ratio amounted to 55.6 per cent. The expenditure ratio is estimated to remain unchanged this year, although excluding interest expenditure the expenditure ratio decreases somewhat. For 2005 and 2006, the expenditure ratio will decrease despite rising interest expenditure (see Table 11.3).

Transfer payments to households will be unchanged as a percentage of GDP this year despite increased unemployment. The expected improvement in the labour market in subsequent years will contribute to a gradual reduction of transfers to households as a percentage of GDP. The sharp rise in expenditure for sickness benefits in recent years has been reversed, but the sickness and activity benefit (formerly early retirement) continues to increase. The Spring Fiscal Policy Bill is announcing an increase in the level of compensation for health insurance to 80 per cent and a return of the sick pay period to 14 days for 2005. Pension payments will decrease as a percentage of GDP in 2005 as a result of this year’s low inflation. (Transfers to households are described in greater detail in section 9.1.)

Diagram 11.4 General government expenditure

Sources: Statistics Sweden and Ministry of Finance.

A relatively sharp decrease in transfers to the business sector is expected in 2004. The part of the EU contribution based on gross national income will amount to 0.7 per cent of GDP. The entire EU contribution, including the portion paid through taxes, will amount to 1 per cent of GDP.

General government consumption will increase somewhat as a percentage of GDP in 2004. This year, calendar-related effects will contribute to a 1.5 per cent increase in fixed prices for central government consumption and a 1.2 per cent increase for local government consumption (see the box on page 19). For 2005 and 2006 central government consumption is expected to decline in volume. The financial scope for local government consumption is estimated to an increase of 0.7 per cent in 2005 and 0.6 per cent in 2006.

The relatively weak development of public consumption volume in 2005 and 2006 will result in a reduction of its share of GDP. A relatively weak increase in volume is also expected for public investments, despite central government investments in infrastructure.

Interest expenditure decreased by SEK 22 billion between 2002 and 2003 because of low interest rates and the appreciating exchange rate. The decreased interest expenditure means that the net of capital income and interest expenditure was nought in 2003. Because net debt was so close to nought, the yield on assets was as great as the interest cost for the liabilities at the interest rates of 2003. Normalization of interest rate levels and rising central government debt will lead to a rise in interest expenditure exceeding capital income during the forecast period, even though net debt is reversed to a positive net financial position.

Table 11.3 General government expenditure

Per cent of GDP

	2003	2004	2005	2006
Transfers to households	19.1	19.1	18.8	18.5
Pensions	9.2	9.1	8.9	8.8
Illness	4.6	4.6	4.7	4.7
Labour market	1.6	1.7	1.6	1.5
Family and children	1.9	1.9	1.9	1.9
Studies	0.5	0.5	0.5	0.5
Social assistance etc.	0.4	0.4	0.4	0.4
Other	0.9	0.8	0.8	0.8
Other transfers	3.1	2.7	2.8	2.6
of which GNI-fee to EU	0.7	0.7	0.7	0.7
Consumption	28.3	28.4	28.1	27.9
Central government and old-age system	8.0	8.1	7.9	7.7
Local government	20.3	20.3	20.2	20.2
Investment	2.9	2.9	2.8	2.8
Interest	2.2	2.4	2.5	2.6
Total expenditure	55.6	55.6	55.0	54.3
exclusive of interest	53.4	53.2	52.5	51.7

Sources: Statistics Sweden and Ministry of Finance.

11.2                        Central government

Central government net lending showed a deficit of SEK 34 billion in 2003, while the budget balance showed a deficit (borrowing requirement) of SEK 46 billion. The difference between net lending and the budget balance is partly because lending and other financial transactions were included in the budget balance but not in net lending, and partly because of the accrual effects of taxes and interest.

Net lending will deteriorate over the next two years and in 2005 the deficit is estimated to amount to SEK 47 billion, or almost 2 per cent of GDP. One important factor underpinning the increase of the central government deficit is a sharp increase in the contribution to the local government sector. In 2006 an improvement in central government net lending is expected. The budget deficit will increase during 2004, although it will decrease in 2005. During the forecast period the budget balance will be strengthened, unlike net lending, through assumed sales of shares amounting to SEK 15 billion per year.

Table 11.4 Central government finances

Billion SEK

	2003	2004	2005	2006

Revenue	753	770	800	831
Taxes and charges	685	701	728	758
Other income	68	69	71	74
Expenditure	786	812	847	860
Transfers to private sector and abroad	348	351	362	364
Contributions to local government	122	125	139	141
Transfers to the old-age pension system	43	47	50	51
Consumption and investment	229	236	239	243
Interest	45	53	58	63
Net lending	-34	-42	-47	-29
per cent of GDP	-1.4	-1.7	-1.8	-1.1
Budget balance	-46	-62	-36	-33
per cent of GDP	-2.0	-2.0	-0.7	-0.7
Central government debt(1)	1186	1240	1284	1316
per cent of GDP	48.6	49.2	48.8	48.0

(1) The central government debt presented is consolidated (in accordance with the publication Annual Report for Central government), which means that central government authorities holdings of central government bonds are consolidated.

Sources: Statistics Sweden and Ministry of Finance.

Central government debt, which increased by SEK 20 billion during 2003, will continue to grow during the forecast period. This year the increase is expected to be so large that central government debt will also increase as a percentage of GDP. Central government debt will decrease thereafter as a percentage of GDP (see Table 11.4).

11.3                        The old-age pension system

The old-age pension system consists of an income-related part and a prefunded part. During the build-up phase of the reformed pension system, income exceeds pensions paid, resulting in savings for both the income-related and the prefunded components of the pension system. The National Pension Funds serve as a buffer in the income-related portion. Alongside the income-related system, an asset base has been built up since 1995 within the prefunded section of the pension system. These funds correspond to earned premium pension rights and are invested initially with the Swedish

National Debt Office. During temporary management by the Swedish National Debt Office, transfers to the prefunded pension system are included in central government net lending, thereby reducing central government debt. Since 2000 funds corresponding to the premium pension right have been transferred to the Premium Pension Authority in the second year after the year of income and invested by the fund manager selected by the individual.

Table 11.5 The old-age pension system

Billion SEK

	2003	2004	2005	2006
Income	208	217	227	236
Contributions	166	170	177	183
Premium reserve funds	20	22	23	24
Interest and dividends	22	25	26	29
Expenditure	159	166	171	181
Pensions	155	163	167	177
Other	3	4	4	4
Net lending	49	51	56	55
per cent of GDP	2.0	2.0	2.1	2.0
of which
Pension funds(1)	27	25	28	26
Premium pension authority	22	26	27	29

(1) The pension funds noted here comprise the distribution part of the old-age system.

Sources: Statistics Sweden and Ministry of Finance.

The EU’s statistics function, Eurostat, recently decided in principle that certain types of funded pension systems shall not be classified under the general government sector in the National Accounts. Eurostat and Statistics Sweden are discussing how this decision in principle affects classification of the prefunded pension system. Eurostat decided in 1997 that the entire reformed Swedish pension system would be assigned to the general government sector. The main reasons for the decision were that participation is obligatory and that the central government controls the regulations for both fees and benefits. Accounting for the pension system and general government finances in this Government Bill is based on the assumption that this decision will be in effect even in the future.

In 2003, the net lending in the pension system, i.e. the National Pension Funds and the Premium Pension Authority (PPM), amounted to SEK 49 billion or 2 per cent of GDP. In addition, investment assets in the pension system increased as a result of the rising value of shares, which account for the bulk of assets in both the National Pension Funds and in those funds managed by PPM. Changes in value do not affect the net lending, which only includes yields in the form of interest and dividends.

Net lending is predicted to remain around 2 per cent of GDP during the forecast period and will be allocated more or less equally between the income-related and the prefunded pension systems (see Table 11.5).

Compared with the Budget Bill for 2004, both income and expenditures are expected to decrease. Net lending has been revised downward by 0.1 per cent of GDP for the entire forecast period.

As the pension system reform has been phased in financially, between 1999 and 2001 a total of SEK 245 billion was transferred from the National Pension Funds to the central government to pay off central government debt. Under the terms of the pension agreement, a possible final transfer sum from the National Pension Funds to the central government will be decided before the end of 2004.

11.4                        Local government sector

At the end of the 1990s and in the early 2000s, employment growth in the economy contributed to increased tax revenues for municipalities and county councils. Central government grants also rose during this period, partly due to a number of reforms implementedin local government. Local governmentoperations grew relatively strongly, keeping up with the strong growth in income. In 2002 consumption volume increased 2.8 per cent. Despite major increases in income over the past four years, the sector reported a loss before extraordinary items amounting to SEK 7 billion in 2002.

The trend of rapidly rising expenditures reversed last year when consumption growth slowed to 0.6 per cent. The average local government tax rate was raised 0.65 percentage points during 2003. Even so, the sector as a whole still reported a deficit.

In order to convert the deficit into a sustainable surplus, last year a cost-cutting programme was initiated in many municipalities and county councils. The savings are expected to achieve full effect in 2004. More working days this year will lead to an estimated increase in actual consumption volume amounting to 1.2 per cent, but the underlying increase is about 1 percentage point lower. In current prices, local government consumption expenditures are affected only marginally by calendar-related effects (see the box on page 19).

This year, average local government taxes have been raised 0.34 percentage points, from 31.17 per cent to 31.51 per cent, which corresponds to SEK 4.5 billion in increased income for municipalities and county councils.

In the Budget Bill for 2003 a preliminary adjustment of general central government grants to municipalities and county councils was made because the guaranteed pension became taxable, raised basic deduction, etc. Calculations show that another portion remains to be regulated vis-à-vis with the local government sector; therefore a final adjustment is now being carried out. The final adjustment will result in a decrease of general central government grants amounting to SEK 1.3 billion annually beginning in 2003. The adjustment for 2004 amounts to SEK 2.6 billion and also applies to 2003.

The local government sector’s net lending is expected to strengthen somewhat this year, while the sector’s results before extraordinary items will deteriorate compared with 2003. This difference can mainly be attributed to the effect of the increased pension liabilities on the results but not on net lending.

The Spring Fiscal Policy Bill announces a grant to the local government sector of SEK 4 billion beginning in 2005, which refers to initiatives such as adding personnel at the preschool level. Another grant that has been announced relates to temporary general employment support for the local government sector in 2005 amounting to SEK 1.5 billion as well as a tax stimulus package for environmental investments in public premises, which will come into force on 1 January 2005 and apply for 18 months. Beginning in 2006 the local government sector will receive an additional SEK 3 billion through elevated central government grants.

Table 11.7 Local government finances

Billion SEK

	2002	2003	2004	2005	2006
Revenue	546	577	597	626	647
Taxes and central government grants	498	527	546	573	591
Percentage of GDP	21.2	21.6	21.7	21.8	21.6
Tax rate, %	30.52	31.17	31.51	31.51	31.51
Other revenues	48	50	51	53	56
Expenditure	559	581	598	619	643
Consumption	471	495	513	532	553
Percentage change in volume	2.8	0.6	1.2	0.7	0.6
Other expenditure	88	86	86	87	90
Net lending	-13	-4	-2	7	4
Percentage of GDP	-0.6	-0.2	-0.1	0.3	0.1
Financial result	-7	-1	-4	7	3

Note: Central government grants and taxes have been combined in the table since the impact of reforms affecting the tax base are neutralized through adjustments in central government grants.

Sources: Statistics Sweden and Ministry of Finance.

Calculations of growth in expenditure for 2005 and 2006 are based on approved and announced changes to central government grants as well as unchanged local government tax rates. The balanced budget requirement is expected to be met in 2006 by most municipalities and county councils. Against the backdrop of the spread in financial results that can be observed, a surplus in the sector as a whole is considered to be necessary. Consolidation of local government finances means that the need for tax hikes or expenditure cutbacks in a future recession would be smaller.

The scope for increased expenditures between 2004 and 2006 is estimated to amount to about SEK 45 billion, and all factors considered, operational volume could increase 1.3 per cent. The allocation of increased expenditure between 2005 and 2006 is uncertain. It cannot be ruled out that the scope for expenditure until 2006 is taken into account as early as 2005 to a greater degree than that presented in Table 11.7. In this case the scope for increased expenditure during 2006 would decrease an equivalent amount based on the conditions that apply to this assessment.

Diagram 11.5 Local government finances

Note: Church parishes have been excluded throughout the period.

Sources: Statistics Sweden and Ministry of Finance.

Weaker price trend during forecast period

Consumption expenditure accounts for about 85 per cent of expenditures in the local government sector. Local government consumption, reported net after deductions for fees, etc., is largely wage-related, either as direct wages or as purchases of labour-intensive services. Relatively sharp price increases between 2001 and 2003 can mainly be explained by rising wages within local government operations. Moreover, implementation of the maximum charge for child daycare services contributed to the strong price trend in 2002.

The slack labour market is expected to result in a slowing of the pace of rising local government hourly wages. In addition, actual hourly wages this year are reduced as a result of the calendar-related effect described above. Between 2005 and 2006 the price of local government consumption is expected to increase at a somewhat faster pace.

Diagram 11.6 Local government consumption expenditure

Sources: Statistics Sweden and Ministry of Finance.

Developments in sub-sectors

Over the past four years, the economic situation has been significantly worse for the county councils than for municipalities. In 2003, 60 per cent of all municipalities recorded a positive result, while only seven of the twenty county councils reported a surplus.

The improvement in the county councils’ results before extraordinary items, from a loss of SEK 8 billion in 2002 to a loss of SEK 2 billion in 2003, essentially corresponds with a tax hike of SEK 0.48. The municipalities’ results before extraordinary items in 2003 improved from SEK 1 billion to SEK 1.5 billion compared with 2002. The tax hike amounted to SEK 0.17.

Employment growth in the local government sector

Employment in the local government sector has developed stronger than employment in the economy as a whole during 2002 and 2003. During 2003 the pace of employment growth in municipalities and county councils slowed. Cost-cutting measures are expected to have an effect on the number of employees in municipalities and county councils this year, with a decline of 0.2 per cent in the sector as a whole. In 2005 the elevated central government grants and the implementation of the sabbatical year are expected to contribute to an increase in employment of 0.8 per cent. During 2006 employment is expected to climb 0.3 per cent.

11.5                        Fiscal policy targets and indicators

The central target of fiscal policy is to maintain an average surplus in the general government sector’s net lending equivalent to 2 per cent of GDP over a business cycle. The main aim is to strengthen the wealth position of the general government sector in preparation for impending demographic changes over the next few decades. The surplus target also creates sufficient scope to avoid excessive deficits in a recession within the regulatory framework of the EU. The automatic stabilisers can have their full impact, and there is scope for labour market policy and other active fiscal measures when economic activity weakens without the deficit limit of 3 per cent of GDP being exceeded. In this way, fiscal policy can help stabilise demand and employment.

An indicator for the surplus target

Public finances are affected by automatic variation in tax revenues and expenditures over the business cycle. The surplus for any individual year may therefore deviate from 2 per cent of GDP without putting the target at risk. When there are available resources in the economy, the surplus can be permitted to fall below 2 per cent, and when resource utilisation is above the long-term sustainable level, the surplus should be greater than 2 per cent.

An indicator, the structural balance, is used to determine whether the target for the surplus is being met in any individual year. This indicator reflects the level of net lending adjusted for temporary effects. These normally consist of variations in taxes and expenditure linked to the business cycle.

The structural surplus in general government finances should normally be close to 2 per cent of GDP. However, economic situations may arise in which the automatic stabilisers require reinforcement through active measures. In such situations the structural balance may be permitted to deviate from 2 per cent of GDP. A higher or lower structural balance may be necessary in a particular year if the surplus for the preceding year deviates substantially from the target. A rapid adjustment of public finances towards the target may have an excessively strong impact on demand.

The cyclical adjustment of net lending is based on an assessment of the economic situation as well as on the effects of the economic situation on public finances. The economic situation is described by the GDP gap, which constitutes the difference in per cent between actual and potential GDP. The size of the GDP gap is based on an overall assessment of a number of indicators for output, the labour market and for price and wage formation.

Calculations of the cyclical sensitivity of public finances show that a 1 percentage point change in the GDP gap affects the public balance by between 0.65 and 0.90 per cent of GDP. Values in the lower part of the range emerge when only the automatic stabilisers are measured. Higher values are obtained when labour market policy is also taken into account. Labour market policy can be regarded as a “semi-automatic” stabiliser, which as a rule is used to stabilise unemployment, even though this presupposes formal decisions.

The Ministry of Finance’s assessment is that, on average, a change in the GDP gap of 1 percentage point affects the surplus in public finances by 0.7 per cent of GDP. Sensitivity varies from year to year depending on how the components of GDP develop in relation to each other. For example, public finances are more sensitive to a change in household consumption, which accounts for an important tax base, than to changes in exports or investments.

Structural surplus in the general government sector

According to the National Accounts, the general government net lending in 2003 amounted to 0.5 per cent of GDP. Between 2002 and 2003 net lending strengthened somewhat. The main explanation is that net capital income improved and tax hikes strengthened net lending in municipalities and county councils. The GDP gap was estimated to be about –1 per cent of GDP. This means that the structural balance is greater than the actual balance. Table 11.8 shows that the structural surplus in 2003 is estimated to be 1.1 per cent of GDP.

Table 11.8 Structural balance in the general government sector

Procent av BNP

	2000		2001	2002	2003	2004	2005	2006
Net lending	5.1		2.9	-0.3	0.5	0.3	0.6	1.1
Cyclical adjustment	-0.8		0.1	0.1	0.6	0.9	0.7	0.5
One-off measures	-0.5	(1)	0.0	0.0	0.0	0.0	0.0	0.0
Structural balance	3.8		2.9	-0.2	1.1	1.2	1.3	1.6
GDP-gap	1.2		-0.1	-0.1	-0.9	-1.2	-1.0	-0.7

(1) Revenue from taxes on dividends from Alecta.

Sources: Statistics Sweden and Ministry of Finance.

In the Government Budget Bill for 2003, the surplus in general government finances was estimated to be 1.5 per cent (1.6 per cent in accruals) of GDP. The outcome for 2003 was consequently 1 percentage point lower. GDP was expected to grow 2.5 per cent but the outcome, according to the National Accounts’ preliminary calculations, was 1.6 per cent. The weaker outcome for net lending was therefore largely attributable to the weaker GDP growth, though net lending was also affected by lower than expected tax revenue, even taking the weakeconomic development into account.

The surplus in general government finances in 2004 is estimated to amount to 0.3 per cent of GDP. The output gap will widen from -0.9 to -1.2 per cent of GDP. Thus it is assessed that there are unused resources in the economy to a somewhat greater extent this year than in 2003. The underlying reasons for this development in the GDP gap, however, have changed in such a way that productivity has strengthened while employment has weakened. The latter contributes through lower tax revenues to weaker general government finances. The structural balance is estimated to be essentially unchanged compared with 2003 at 1 per cent of GDP.

In 2005 and 2006 the surplus is expected to be 0.6 and 1.1 per cent of GDP respectively. These years are also expected to have unused resources in the economy equivalent to a production gap of -1.0 and -0.7 per cent of GDP. This means that the structural surplus each year is greater than the actual surplus, but that the difference is narrowing. The structural surplus is expected to be 1.3 and 1.6 per cent of GDP respectively.

The average surplus in general government finances between 2000 and 2006 is estimated to be 1.4 per cent of GDP.

An indicator for the effects of public finances on demand

Demand in the private sector is affected by changes in public finances. Worsened net lending in public finances means that taxes and charges are increasing more slowly than public expenditure, which normally strengthens income growth in the private sector. For a variety of reasons, however, the effects on demand are difficult to assess. Households with different propensities to consume react differently to fiscal stimulus. Households with good access to credit are able to smooth out their consumption expenditure in the event of changes in income. For other households, consumption expenditure is affected more directly. There is also some uncertainty as to when the effects arise.

In addition to taxes and transfers, which directly affect household income, other public sector activities also have a fiscal impact on the economy. For example, general government consumption and public investments have a direct impact on demand. Changes in corporate taxation can influence companies’ desire to hire and invest, and changes in capital gains and interest expenditure affect the income flows of households and companies. Changes in indirect taxes affect consumption’s time profile because the relative price of consumption in different time periods is affected. In contrast, changes in net lending as a result of changes in transfers abroad, such as foreign aid and the EU contribution, do not affect demand in the Swedish economy.

For fiscal policy to have the desired effect, there must be confidence in the long-term sustainability of public finances. Households become more cautious in their expenditure decisions if the general government deficit is large, since the deficit must be financed sooner or later by increases in taxes or cuts in expenditure. On the other hand, consumer confidence may be affected positively when public finances show a substantial surplus. For these reasons the annual change in government net lending should only be viewed as a rough indicator of the fiscal impact of public finances on the economy.

The change in general government net lending from year to year can be described using three components that affect the balance:

Automatic stabilisers

The automatic stabilisers in public finance make an important contribution to stabilisation policy. When GDP growth is above the trend level, public finances are strengthened and income growth in the private sector is moderated. This helps limit domestic demand and reduces the risk of overheating. Conversely, the economy is stimulated when growth is below trend. The high tax and expenditure ratios in Sweden mean that the effects of the automatic stabilisers are high compared with most other countries and that public finances have a comparatively strong moderating effect on swings in the business cycle. In 2003, actual GDP growth was weaker than potential growth. The automatic stabilisers therefore had a negative effect on the change of government net lending, and consequently, a beneficial effect on demand. This year the contribution is marginal, but in 2005 and 2006 the automatic stabilisers will contribute to a tightening effect on demand as resource utilization increases (see Table 11.9).

Discretionary fiscal policy in the central government budget

The discretionary component of fiscal policy consists of active reform decisions and savings in the central government budget. A summary of previously decided and now proposed or announced reforms is given in Chapter 4 of the Spring Fiscal Policy Bill. The budget effect relates to the year in which the decisions are implemented, irrespective of when they are taken.

Other factors affecting the balance

In addition to automatic stabilisers and discretionary fiscal policy, general government finances are affected by several factors. The composition of growth can have significant effects on general government net lending for individual years. In addition, capital income and interest expenditure are affected by changes in the general government sector’s assets and liabilities, as well as by the level of interest rates. Transfer expenditure is affected by demographic trends or other changes, without any direct correlation to the economic situation. Finally, public finances are affected by developments within the local government sector.

The change in general government net lending comprises the total of the three components described above and serves as a rough indicator for the effect of public finances on demand. The change in the structural balance, i.e. the change in net lending that is not due to the automatic stabilisers, is an indicator of fiscal stance. Consequently, this indicator covers not only decisions about reforms and savings in the central government budget, but also other factors affecting the balance.

Fiscal stance 2003-2006

Table 11.9 shows the change in general government net lending from 2003 to 2006. Between 2002 and 2003 net lending strengthened, which means that general government finances were somewhat tightening. A certain amount of stimulus was also generated through the automatic stabilisers since the GDP gap widened and the discretionary policy in the central government budget was expansionary. The structural balance showed relatively robust improvement, nevertheless. Measured with this indicator, fiscal stance can be described as tightening. Several factors contributed to this tightening of policy. The local government sector’s finances strengthened through large increase in taxes and the general government’s net capital income improved, in part because of the low level of interest rates that mainly affect the interest costs of the central government debt.

Between 2003 and 2004, net lending is expected to weaken somewhat, which means that taken together, general government finances have a weak stimulating effect on the economy. The stimulus comes mainly from the automatic stabilisers. Fiscal stance, measured as the change in the structural balance, is consequently neutral.

The somewhat expansionary discretionary budget policy and the weakening of net capital income are offset by the fact that the local government sector’s finances have been strengthened in part because of continued increases in local government taxes.

During the period 2005–2006, net lending will gradually improve. Both the automatic stabilisers and a strengthening of the structural balance will help achieve this. Fiscal policy will thus be mildly tightening both years despite a continued expansionary budget policy. In 2005 the substantial strengthening of the municipalities’ finances will help to improve the structural balance.

Table 11.9 Fiscal impact

Change in per cent of GDP

	2003	2004	2005	2006

General government net lending	0.7	-0.2	0.3	0.5
of which
Automatic stabilizers	-0.5	-0.2	0.1	0.3
Structural balance	1.3	0.0	0.1	0.3
of which
Discretionary fiscal policy	-0.6	-0.3	-0.4	-0.1
Net capital income	1.0	-0.2	-0.1	-0.1
Other	0.9	0.5	0.6	0.5
GDP gap	-0.8	-0.3	0.2	0.4

Sources: Statistics Sweden and Ministry of Finance.

Changes relative to the Government Budget Bill for 2004 concerning public finances and household income

Since the Government Budget Bill for 2004 was presented, the principles for the accounting of taxes in the National Accounts have been changed. Tax is now recognised in the year in which the taxable income and tax liability arise, i.e. the income year. Previously, as was the case at the time of the Budget Bill, some taxes were instead recognised in the year in which they were paid, i.e. in the assessment year. The change mainly concerns household and corporate taxes on income which is wholly or partially exempt from preliminary taxation, such as tax on capital gains and corporate taxes. The new accountingpolicy facilitates economic analysis, because tax revenues are linked to economic developments in the year in question. However, the new policy does mean that the outcome is not known until assessments are finalised in the December of the year following the income year. The outcomes in the National Accounts in the March of the year following the income year are therefore based on forecasts, which naturally means that the outcomes are more uncertain than with the previous accounting method.

Description of impact on historical developments

This change in accounting policy has major implications for general government net lending and household disposable income. As can be seen from the table below, general government net lending in 2000 has been revised upwards by SEK 35 billion relative to the Government Budget Bill. Of this adjustment, SEK 26 billion is due to the change in the accrual of taxes and SEK 8 billion to other revisions of tax revenues. For 2001 and 2002, the change in the accrual of taxes means that general government net lending has been revised downwards. For 2002, taxes have also been revised downwards by SEK 15 billion for other reasons. The change in the accrual of taxes has had such a major impact on the period 2000–2002 because of the substantial variations in corporate taxes and tax on households’ capital gains from year to year during this time. These revisions of public finances mainly concern the central government sector. In the local government sector, the change in the accrual of taxes has brought their reporting in the National Accounts more in line with local governments’ own accounting policy.

Households’ direct taxes – and so disposable income – have also been affected by the change in the accrual of taxes. Income growth is substantially higher in 2001 as a result of taxes on the high levels of capital gains realised in 1999 and 2000 being accrued back to the income year. Income growth in 2002 is lower, since the sharp drop in tax on capital gains is now being reported in 2001.

The National Accounts have reported a preliminary outcome for 2003 using the new accounting policy and which ties in well with the estimate of accrual effects made in the Government Budget Bill. Otherwise tax revenues were SEK 6 billion lower than estimated in the Budget Bill. The new accounting policy means a redistribution of taxes between the central and local government sectors in 2003 relative to the principles that applied in the Budget Bill.

Change in accruals has limited impact on forecast

The change in the accrual of taxes will have a limited impact during the forecast period because tax on capital gains and firms is expected to be stable. There will be a slight positive effect on public finances as a result of increases in these taxes being reported one year earlier than at the time of the Government Budget Bill. Otherwise taxes have been revised sharply downwards. This is partially offset by public expenditure also being expected to be lower than forecast in the Budget Bill due to lower inflation and interest rates. All in all, general government net lending has been revised downwards by SEK 3 billion for 2004, SEK 17 billion for 2005 and SEK 15 billion for 2006.

Households’ real income growth is now expected to be slightly stronger in 2004 and 2005 than forecast in the Government Budget Bill, despite lower income from wages. This is due primarily to lower inflation and interest rates. The change in the policy for the accrual of taxes has had only a marginal impact on the revision of income growth.

Table: Changes since the Budget Bill for 2004

Billion SEK

	2000	2001	2002	2003	2004	2005	2006
Budget Bill for 2004
General government net lending	76	103	25	4	11	31	44
Per cent of GDP	3.4	4.6	1.1	0.2	0.4	1.2	1.6
Central government	24	213	-14	-53	-40	-26	-11
The old-age pension system	45	-104	48	51	54	59	59
Local government	7	-5	-8	6	-4	-1	-3
Changes	35	-39	-31	7	-3	-17	-15
Accrual of taxes	26	-46	-17	4	1	4	5
Other changes of taxes	8	6	-15	-6	-17	-23	-27
Non tax changes	1	1	1	8	12	3	8
2004 Spring Fiscal Policy Bill
General government net lending	111	65	-6	12	8	15	30
Per cent of GDP	5.1	2.9	-0.3	0.5	0.3	0.6	1.1
Central government	58	173	-40	-34	-42	-47	-29
The old-age pension system	48	-104	48	49	51	56	55
Local government	5	-4	-13	-4	-2	7	4
Household disposable income
Change in the accruals of taxes	8	-27	-13	1	-2	-3	-4
Real percentage change
Budget Bill for 2004	2.7	2.5	4.7	1.6	0.9	0.7	1.5
2004 Spring Fiscal Policy Bill	4.2	6.5	3.0	0.0	2.2	1.3	1.2

Sources: Statistics Sweden and Ministry of Finance.

12                                  Alternative scenarios

To illustrate the uncertainty associated with the projections made in the base scenario presented in Chapters 1–11, this chapter presents two alternative scenarios.

In the low-growth scenario, global growth is assumed to be substantially weaker than in the base scenario as a result of a substantial deterioration in the US economy.

In the high-growth scenario, the labour market and wage formation are assumed to function better than in the base scenario. There are more available resources in the economy at the beginning of the forecast period, and the potential rate of growth is also assumed to be higher. With the same assumptions for the central bank’s key interest rate and the rate of wage growth, GDP and employment can therefore rise faster without pushing up inflation. The government’s employment target of a regular employment rate of 80 per cent for those aged 20–64 is achieved in 2007.

12.1                        The base scenario

The slowdown in the economy and the poor performance of the labour market last year meant that resource utilisation fell and that the GDP gap (defined as the difference between actual and potential GDP) widened. Growth is expected to pick up speed this year, but the GDP gap is nonetheless expected to widen further(17). Next year there is a slight recovery, but resource utilisation is still expected to be lower than normal. The GDP gap is estimated to be –1 per cent. This means that the recovery can continue in the years after 2005. GDP grows by around 2.5 per cent in 2006 and 2007, which is almost 0.5 percentage points faster than the level considered to be sustainable in the long term. Open unemployment continues to fall, and the regular employment rate rises to 76.9 per cent in 2007.

General government income and expenditure have been projected to 2007 using the same principles as the calculations for 2005 and 2006. Income is unchanged relative to GDP. The expenditure ratio continues to fall slightly as a result of the continuing economic recovery, resulting in lower unemployment, among other things. General government finances improve and net lending rises to 1.5 per cent of GDP.

Table 12.1 Selected statistics, base scenario

Percentage change unless otherwise stated

	2003	2004	2005	2006	2007

GDP	1.6	2.5	2.6	2.5	2.4
GDP gap(1)	-0.9	-1.2	-1.0	-0.7	-0.4
Market growth for Swedish exports	4.3	8.5	8.8	7.8	7.2
Repo rate, final entry	2.75	2.00	2.75	3.75	3.75
EUR/USD, final entry	1.2	1.3	1.3	1.2	1.2
Wages	3.4	3.2	3.2	3.5	3.5
CPI, annual average	2.0	0.4	1.4	2.0	2.0
Regular employment ratio(2)	77.6	76.8	76.6	76.8	76.9
Open unemployment, level	4.9	5.5	5.3	4.9	4.5
Net lending in general government, % of GDP	0.5	0.3	0.6	1.1	1.5
Local government consumption	0.6	1.2	0.7	0.6	0.3
Local government tax rate, per cent	31.17	31.51	31.51	31.51	31.51
Real disp. Income	0.0	2.2	1.3	1.2	1.3

(1) Difference between actual and potential production.

(2) Number of employed in age group 20-64, excluding those employed in labour market programmes, as a percentage of the population in that age group.

Sources: Statistics Sweden, National Mediation Office, OECD, Riksbank and Ministry of Finance.

12.2                        The low-growth scenario

In this scenario the economic recovery in the United States is assumed to peter out as the fiscal policy stimulus diminishes during the early summer. The labour market’s continued weak performance leads to public finances deteriorating. Weak employment growth and increased concern that fiscal policy will need to be tightened contribute to making households more cautious. Reduced demand also undermines business sector investment. GDP growth in the United States is limited to around 3.5 per cent this year and just over 2 per cent in 2005 and 2006.

Growing macroeconomic uncertainty and a widening budget deficit cause the dollar to

(17) The reason why the GDP gap does not narrow despite GDP growing by 2.5 per cent in 2004 is that the GDP gap is calculated on the basis of calendar-adjusted GDP growth, which will be below 2 per cent in 2004. See explanatory box on page 19.

depreciate further than in the base scenario. The dollar falls to 1.5 against the euro at the end of 2005. The depreciation of the dollar leads to rising import prices and higher inflation in the United States. Inflation impulses from the dollar’s depreciation restrict the Federal Reserve’s scope to continue pursuing an expansionary monetary policy. Although growth is slowing, the Federal Reserve therefore raises its key interest rate as early as the end of 2004.

The stronger euro and the slowdown in the United States check the already weak growth in the euro area. The European Central Bank pursues a more expansionary monetary policy in this scenario. Nevertheless growth in the euro area is just 1.4 per cent this year, 0.5 per cent in 2005 and 1.0 per cent in 2006.

Swedish exports are assumed to be substantially weaker than in the base scenario as a result of weaker international economic development. Exports are also negatively affected by the stronger appreciation of the krona against the dollar.

An international downturn of this magnitude would be expected to have tangible repercussions for domestic demand. As a result of the continued decline in employment and an increase in unemployment both this year and next, coupled with less favourable income growth, household consumption is assumed to be weaker than in the base scenario. A weaker stock market undermines financial wealth and impacts negatively on household confidence. Incomes are lower, due in part to less favourable employment growth and higher local government taxes. Household savings are also expected to rise. All in all, the scope for consumption is substantially reduced.

Investment grows more weakly throughout the business sector due to the lower growth in output. Stocks cannot be scaled back as in the base scenario this year, since firms are unable to adjust output to the more subdued demand. However, output is adjusted next year, so stock investments are lower than in the base scenario.

The local government sector’s tax revenues are lower due to reduced tax bases. Local government consumption is assumed to grow at the same rate as in the base scenario, and local government taxation is raised to moderate the deterioration in the financial result.

The labour market performs much worse than in the base scenario. Employment continues to fall both this year and next, and unemployment rises to 6.5 per cent in 2005. Wages grow more weakly, and inflation is lower than in the base scenario.

The Riksbank, like other central banks, is assumed to be able to counter the weaker economic climate with a more expansionary monetary policy, but the downturn is still prolonged. GDP grows by 1.8 per cent this year and 0.7 per cent next year. The global economy – and so also the Swedish economy - picks up in 2006, although year-on-year growth is still low. In 2007 the upswing continues, and there is a slight recovery in the economy. Nevertheless the GDP gap has increased sharply during the downturn and is still relatively large in 2007. In other words, the downturn is so deep that it will take several years before the economy returns to full resource utilisation. The downturn is also assumed to have lasting effects. Potential employment and GDP in 2007 are lower than in the base scenario.

Table 12.2 Selected statistics, low growth scenario

Percentage change unless otherwise stated

	2003	2004	2005	2006	2007

GDP	1.6	1.8	0.7	1.5	2.9
GDP gap(1)	-0.9	-1.6	-2.9	-3.1	-2.2
Market growth for Swedish exports	4.3	6.5	5.1	5.8	8.2
Repo rate, final entry	2.75	1.50	1.50	2.00	2.50
EUR/USD, final entry	1.2	1.4	1.5	1.4	1.3
Wages	3.4	2.9	2.7	3.0	3.5
CPI, annual average	2.0	0.3	0.7	1.6	2.0
Regular employment ratio(2)	77.6	76.2	74.6	74.0	74.5
Open unemployment, level	4.9	5.7	6.5	6.4	5.6
Net lending in general government, % of GDP	0.5	0.0	-0.7	-0.6	0.0
Local government consumption	0.6	1.2	0.7	0.6	0.3
Local government tax rate, per cent	31.17	31.51	31.51	31.82	31.87
Real disp. Income	0.0	1.9	0.7	0.4	1.2

(1) Difference between actual and potential production.

(2) Number of employed in age group 20-64, excluding those employed in labour market programmes, as a percentage of the population in that age group.

Sources: Statistics Sweden, National Mediation Office, OECD, Riksbank and Ministry of Finance.

Public finances

The weaker economic climate has a major impact on public finances. Reduced tax bases and higher expenditure on transfers mean that the general government surplus in the base scenario turns into a general government deficit for the bulk of the forecast period.

The local government sector’s finances come under renewed pressure. The calculations assume that volumes of activity are maintained at the same level as in the base scenario. More and more municipalities and county councils have problems meeting the balanced budget requirement as their tax bases deteriorate and tax rate increases become necessary. The calculations assume that local government tax is raised by an average of around 0.35 percentage points in 2006. This means that average local government tax in 2006 is around 1.35 percentage points above the level in 2002, which is equivalent to almost half of the compensation awarded to date for individual contributions to the pension system. Despite this tax increase, the local government sector reports substantially weaker financial result each year than in the base scenario. At the end of the period, the local government sector’s capital is estimated to be just over SEK 10 billion lower. There is therefore a continuing need for consolidation among municipalities and county councils in a future economic upswing.

Central government finances are also hit hard by the weak growth. The deficit grows from 1.4 per cent of GDP in 2003 to 2.8 per cent in 2005. Not until 2007 is there a slight recovery as the economy begins to pick up again. Scope for countering the weak economy with an expansionary fiscal policy is greatly reduced, since an overly large departure from the surplus target could impact on confidence in the long-term stability of public finances. Central government debt, which has fallen as a percentage of GDP since 1996, begins to rise again, from just over 48 per cent of GDP in 2003 to just over 52 per cent in 2007.

12.3                        The high-growth scenario

The high-growth scenario assumes that the labour market and wage formation function better than in the base scenario. Resource utilisation at the beginning of the forecast period is lower than in the base scenario. It is also assumed that the supply of labour can increase substantially faster, and that open unemployment can remain permanently at a lower level than in the base scenario without the labour market overheating. The potential rate of growth is therefore higher. Employment and output can rise faster in the future without pushing up growth in prices and wages. In this scenario, GDP grows by an average of 3.5 per cent per year in 2004-2007, and GDP at the end of the period is more than 4 per cent higher than in the base scenario. The number of employed increases by about 170,000 more than in the base scenario, and the government’s employment target is achieved. The GDP gap closes in 2007, and open unemployment is then 3.5 per cent.

Table 12.3 Selected statistics, high growth scenario

Percentage change unless otherwise stated

	2003	2004	2005	2006	2007

GDP	1.6	2.9	3.6	3.7	3.4
GDP gap(1)	-1.9	-2.0	-1.4	-0.5	0.0
Market growth for Swedish exports	4.3	8.5	8.8	7.8	7.2
Repo rate, final entry	2.75	2.00	2.75	3.75	4.25
EUR/USD, final entry	1.2	1.3	1.3	1.2	1.2
Wages	3.4	3.2	3.2	3.5	3.5
CPI, annual average	2.0	0.4	1.4	2.0	2.0
Regular employment ratio(2)	77.6	77.1	77.8	79.1	80.0
Open unemployment, level	4.9	5.3	4.8	4.1	3.5
Net lending in general government, % of GDP	0.5	0.5	1.3	2.0	2.5
Local government consumption	0.6	1.4	1.0	1.0	1.0
Local government tax rate, per cent	31.17	31.51	31.34	31.19	31.18
Real disp. Income	0.0	2.3	2.0	2.9	2.6

(1) Difference between actual and potential production.

(2) Number of employed in age group 20–64, excluding those employed in labour market programmes, as a percentage of the population in that age group.

Sources: Statistics Sweden, National Mediation Office, OECD, Riksbank and Ministry of Finance.

For employment to be able to rise as sharply as assumed in the high-growth scenario, and for the regular employment rate to be able to remain permanently at 80 per cent, the supply of labour needs to be substantially larger than in the base scenario. The number of people included in labour market policy programmes and adult education is therefore assumed to be lower. The government’s policy for reducing sick leave is expected to have a major impact, and the proportion of people on long-term sick leave and in early retirement is assumed to be lower. There is also a need for other groups outside the labour force, such as those who do not believe the likelihood of finding a job to be sufficient to make it worth actively seeking work, to become established in the labour market to a greater degree.

The higher rate of growth is fuelled primarily by stronger domestic demand. World market growth is assumed to be the same as in the base scenario. Stronger growth in employment means that household income develops more favourably and so pushes up household consumption more quickly. The strong domestic demand also leads to higher investment to handle rapidly growing output. Local government income rises quickly as a result of the increased activity in the economy. This means that local government consumption can rise more quickly than in the base scenario without the municipalities needing to increase tax rates.

Public finances

The higher economic growth strengthens public finances. Tax bases grow in line with GDP, and general government transfers to households in the form of unemployment benefits, sickness benefits, early pensions and so on can fall as more people enter employment. If the higher growth is due solely to a cyclical increase in activity, public finances will deteriorate once the economy slows again. If the increase in GDP is permanent – e.g. through a better functioning labour market – the improvement in public finances will also be permanent, and structural net lending will be strengthened. This is the only scenario with scope for permanent reforms.

The increase in employment strengthens the base for the local government sector’s income. Expenditure on social assistance also falls. It is assumed that the number of people employed by municipalities and county councils is around 23,000 higher in 2007 than in the base scenario. There is also scope for an average reduction in local government tax rate of 0.15 percentage points in both 2005 and 2006 without jeopardising the balanced budget requirement. This corresponds to a reduction in household taxes of SEK 5 billion relative to the base scenario. Central government grants are assumed to be the same as in the base scenario.

Central government finances are also strengthened substantially by the higher level of activity in the economy. Income rises, due primarily to higher indirect taxes as a result of household consumption expenditure being higher than in the base scenario. Higher employment and salaries increase employers’ contributions. Corporate tax revenues also increase. Lower transfers to households than in the base scenario also have a positive effect on central government finances.

The calculations assume that general government net lending relative to GDP in 2006 and 2007 is around 1 per cent higher than in the base scenario at 2.0 and 2.5 per cent respectively. This provides a margin for the surplus target, so increasing the scope for active stimulatory measures in a future downturn. Besides strengthening net lending, the higher economic growth provides scope for unfunded reforms amounting to around SEK 14 billion in 2006 and a further SEK 14 billion in 2007. The calculations assume that this benefits households, so contributing to substantially faster real income growth than in the base scenario.

The high-growth scenario illustrates the importance of a well functioning labour market and wage formation. Households’ real income and consumption can grow. Public finances are strengthened, which means that the production of general government welfare services can increase at the same time as general government debt decreases.

13                                  Evaluation of forecasts

The Ministry of Finance’s forecasts serve as a basis for the formulation of the government’s economic policy and budget. Economic policy has tended to become increasingly target-driven, and several of the government’s stated targets – such as the employment target and the target of a surplus in general government net lending – are related to macroeconomic developments. The accuracy of these forecasts is therefore of great importance.

This section discusses how the four forecasts for 2003, which the Ministry of Finance published in 2002 and 2003, compare with the preliminary outcome. In line with previous forecast evaluations, the Ministry of Finance’s forecasts are also compared with those of other economic analysts.

The Ministry of Finance has previously published four forecast evaluations and intends to continue publishing these evaluations in future Spring Fiscal Policy Bills. The ultimate purpose of these evaluations is to improve future forecasts.

13.1                        The Ministry of Finance’s forecasts for 2003

The National Accounts have published a preliminary outcome for 2003, which may subsequently be revised. According to this preliminary outcome, GDP growth slowed from 2.1 per cent in 2002 to 1.6 per cent in 2003. In general, the forecast errors for output and other key figures were reduced as the forecast horizon grew shorter and more information became available, as illustrated in Table 13.1. GDP growth was overestimated in the forecasts made in 2002, but was in line with the preliminary outcome in the forecasts made in 2003. However, unemployment was surprisingly high in 2003. Unemployment was underestimated in all of the forecasts published by the Ministry of Finance in 2002 and 2003. However, the forecasts of inflation, measured as the change in the CPI, were relatively accurate.

GDP forecasts made in 2002

In spring 2002 there were signs that an international recovery had begun. In the 2002 Spring Fiscal Policy Bill it was assumed that the global economy would bottom out in 2002, and that the recovery would gain momentum in 2003.  Exports and industrial output were therefore expected to pick up speed at the end of 2002 and grow even faster in 2003 as the global economy strengthened and demand for Swedish goods increased. Several indicators, such as the National Institute of Economic Research’s Business Tendency Survey and Statistics Sweden’s data on new orders, also suggested that the economy would move in this direction.

It was therefore estimated that there would be a need to expand production capacity, and investmentwas expected to increase at a good ratein 2003. Household consumption was also expected to rise in 2003 as a result of high disposable incomes, a fundamentally strong wealth position and low unemployment.

Table 13.1 Ministry of Finance’s forecasts and outcome for 2003

	Spring 2002	Autumn 2002	Spring 2003	Autumn 2003	Out- come 2003

GDP	2.8	2.5	1.4	1.4	1.6
Household consum.	2.9	2.6	1.9	1.9	2.0
Gen. gov. consum.	0.3	0.6	0.5	0.7	0.7
Gr. fixed. capital	5.0	3.3	-0.5	-1.8	-2.0
Change in stocks(1)	0.2	0.4	0.2	0.2	0.2
Exports	7.5	6.3	2.3	3.7	5.9
Imports	8.1	7.8	2.3	3.1	5.4
Ind. production	4.2	4.0	2.2	1.4	1.9
Number of employed	0.4	0.2	-0.3	-0.2	-0.3
Productivity	2.2	2.0	1.9	2.3	2.7
Av. hours worked	0.2	0.3	-0.2	-0.7	-1.0
Op. unemployment(2)	4.0	3.8	4.5	4.7	4.9
CPI	2.2	2.3	2.4	2.0	2.0
Repo rate	4.50	4.50	2.75	2.50	2.75
GDP, world	4.2	3.6	3.2	3.2	3.6	(3)

(1) The change in volume is calculated as per cent of last year’s GDP.

(2) Per cent of the labour force.

(3) For some countries the outcome is forecast.

Sources: Statistics Sweden and Ministry of Finance.

The global economic recovery predicted in spring 2002 was confirmed during the summer and autumn, but the strength of the recovery was revised downwards in the Government Budget Bill for 2003 on account of reduced confidence and concern about irregularities in the corporate sector, primarily in the United States. In the forecast for 2003, global GDP growth was put at 3.6 per cent, which was also the actual outcome.

Swedish exports and industrial output performed surprisingly well at the beginning of 2002. However, the Business Tendency Survey data began to deteriorate during the summer, especially in the telecommunications sector. Expectations for exports and business sector investment were therefore revised downwards in the Government Budget Bill for 2003, despite the good outcomes for the first half of 2002. Household consumption was also forecast to perform less well due to the poor performance of the stock market. All in all, this meant that GDP growth was revised downwards by 0.3 percentage points in the Budget Bill for 2003. However, as subsequent developments in Sweden would show, these revisions were not sufficient.

GDP forecasts made in 2003

Exports fell sharply during the second half of 2002, and so the outlook for 2003 was considerably less bright. At the time of the 2003 Spring Fiscal Policy Bill, expectations for exports were very low, and trade in services had deteriorated substantially as well. The international economic outlook had also deteriorated, especially in the euro area, leading to a substantial downward revision of export growth.

In spring 2003 it also emerged that the industrial sector was recovering more slowly than anticipated. Activity in industry did increase during the spring, but not as strongly as anticipated. Investment activity in Sweden was also low, and this helped to undermine industrial output further. The forecasts for investment and industrial output were therefore revised downwards.

The stock markets continued to tumble at the end of 2002 and the beginning of 2003. At the same time, household confidence deteriorated appreciably, several municipalities in Sweden announced tax increases, and there were clearer signs of a weaker labour market. For these reasons, the forecast for household consumption was revised sharply downwards in the 2003 Spring Fiscal Policy Bill.

Thus in the Spring Fiscal Policy Bill GDP was expected to grow by 1.4 per cent in 2003. This expectation held for the rest of 2003, and so the forecast was not revised in the Government Budget Bill for 2004.

The labour market

In 2002 indicators suggested relatively weak employment growth, but the general economic upswing was expected to result in employment beginning to rise once again, and in unemployment falling towards the end of the year and in 2003. However, overall it was predicted that GDP growth would not be as labour-intensive. The stronger economic climate was also expected to mean a slight increase in average hours worked in 2003 due to more overtime. The government’s action plan to improve occupational health also contributed to the increase.

GDP growth for 2003 was nevertheless revised downwards again in the 2003 Spring Fiscal Policy Bill. The more subdued demand was expected to lead to falling employment and higher unemployment. Another factor contributing to the increase in unemployment was an increased supply of labour, due in part to the discontinuation of the Adult Education Initiative at the end of 2002.

When the Government Budget Bill for 2004 was finalised, it was clear that the supply of labour had been larger than anticipated during the first half of the year, and so the forecast was revised upwards slightly. Thus open unemployment was revised upwards to 4.7 per cent. One factor which contributed to this upward revision not being sufficient was that the actual number of participants in labour market policy programmes was lower than anticipated.

Inflation

Year-on-year inflation was overestimated by between 0.2 and 0.4 percentage points in the first three forecasts, while the forecast in the Government Budget Bill for 2004 was close to the outcome (see Table 13.1). The forecasts made in 2002 actually overestimated underlying inflationary pressure in 2003 to a greater degree than suggested by these relatively moderate forecast errors, because inflation in 2003 was pushed up by substantial unforeseen increases in energy prices at the beginning of the year. The overestimates were due in part to the forecast errors for economic growth and the labour market discussed above, but even given a certain level of resource utilisation, domestic inflationary pressure was overestimated to some extent. However, a substantial proportion of the forecast errors had to do with the difficulties of estimating the impact of exchange rate movements at consumer level.

13.2                        Comparison with other forecasters

One way of evaluating the Ministry of Finance’s forecasts is to compare the forecast errors made by various forecasters for a number of key variables. This kind of comparison does have its limitations, and can easily be misleading. For example, forecasts are published at different times, which means that forecasters do not have access to the same information. This is particularly obvious when high-frequency variables such as inflation and unemployment are analysed, and when forecasters have access to particularly important information, such as new outcomes from the National Accounts. However, an attempt has been made to minimise this problem in the present comparison by basing it on forecasts published at more or less the same time.

In several cases, the forecast assumptions also vary between forecasters. For example, the Ministry of Finance bases its forecasts on economic policy measures already decided on or proposed in the Government Budget Bill. Other forecasters make explicit assumptions about future economic policy. These differences are not taken into account when comparing the forecasts. Despite these difficulties, a comparative analysis can still provide an indication of the reliability of the various economic analysts, and perhaps also of the margin of error that can be considered normal. Ranking the various forecasters is not the aim.

Diagram 13.1 presents the forecast errors for GDP growth, inflation and unemployment for 2003 for a selection of forecasters. Compared with previous years, the forecast errors for GDP growth were relatively small. The average forecast error for GDP growth in 2003 was around 0.6 percentage points, which can be compared with an average margin of error of around 0.8 percentage points for the period 1990-2002.  Generally speaking, GDP growth was overestimated in the forecasts made in 2002, and underestimated in the forecasts made in 2003.

Unemployment was surprisingly high in 2003. All forecasters underestimated unemployment, especially in the forecasts made in 2002. The last time that unemployment was misjudged to this degree was in the forecasts made for 1996.

Diagram 13.1 Average absolute forecast errors for 2003

Note: The average errors are based on four forecasts for 2003, i.e. spring and autumn 2002 and spring and autumn 2003. Figures within parenthesis show the timing of respective forecasters publication in relation to Ministry of Finance. Forecasters: Ministry of Finance (FiD), Föreningssparbanken (FSB), Swedish Research Institute of Trade (HUI), National Institute of Economic Research (KI), Swedish Trade Union Confederation (LO), Nordea (NB), the Riksbank (RB), SEB Bank (SEB), Handelsbanken (SHB) and Confederation of Swedish Enterprises (SN).

Sources: NIER, Statistics Sweden and Ministry of Finance.

However, most forecasters predicted that inflation would be around 2 per cent. The forecast accuracy was also good for the forecasts made in 2002. Nevertheless most analysts’ inflation forecasts were slightly higher than the actual outcome. The accuracy of inflation forecasting has improved substantially in recent years, due largely to increased price stability. The absolute forecast error for 2003 averaged 0.3 percentage points, compared with 0.7 percentage points for the period 1990-2002.

Comparing forecasters on the basis of just one outcome year is naturally unreliable. Table 13.2 therefore shows developments in forecast errors for GDP growth in recent years in the form of a five-year moving average. In the latest five-year period, GDP growth was misjudged by an average of 0.9 percentage points, which is the highest average forecast error since 1996. Note that the major forecast errors for 2001 have significantly inflated the average.

All forecasters were substantially more accurate than a “naive” forecast, where the forecast for year t is simply the same as the outcome for the previous year t-1 . They generally also produce better predictions than a forecast where the economy simply mirrors its potential growth, defined in this case as GDP growth of 2 per cent for all years. Nevertheless in recent years, given the relatively small variations in economic activity, forecast errors would have been smaller for all forecasters if they had assumed that the economy would mirror its potential growth. However, the forecasts made for the current year have been substantially more accurate.

On the whole, the differences between the various forecasters are small. One reason for this is that forecasters have access to the same information, and interpret this information in the same way. With the exception of the Confederation of Swedish Enterprise, all forecasters have had a tendency to overestimate GDP growth. This pattern is also seen over the longer term: in the period 1990–2003 growth was overestimated by an average of 0.4 percentage points.

Table 13.2 Average absolute forecast error for GDP growth

Percentage points, five year moving average

	1998	1999	2000	2001	2002	2003

FID	0.5	0.6	0.6	0.7	0.7	0.8
FSB	0.6	0.6	0.6	0.8	0.7	0.8
HUI	0.5	0.7	0.8	0.8	0.8	0.9
KI	0.5	0.5	0.5	0.7	0.7	0.8
Nordea	0.4	0.5	0.5	0.7	0.8	0.8
SEB	0.5	0.5	0.5	0.6	0.7	0.7
SHB	0.4	0.6	0.6	0.9	0.9	1.0
SN	0.6	0.7	0.7	0.9	0.9	1.0
Average	0.5	0.6	0.6	0.8	0.8	0.9
Naive	1.7	1.0	1.0	1.1	1.1	1.0
Potential	0.6	1.0	1.1	1.1	1.0	0.9

Note: Four forecasts per forecast year. Thus the 2003 moving average includes 20 forecasts, showing the absolute forecast error made between 1999 and 2003 in spring and autumn regarding the following year and spring and autumn regarding the same year.

Sources: NIER, Statistics Sweden and Ministry of Finance.

The Spring Fiscal Policy Bill contains the Swedish Government’s proposed guidelines for economic policy and budget policy. The Government presented the Bill to the Riksdag on 15 April 2004.

This is an off-print of an appendix to the Bill, Sweden’s Economy. It contains an assessment of the development of the international and Swedish economies.

Further copies of this booklet can be ordered from the Information Department at the Ministry of Finance, telephone: +46 8 405 40 40 or e-mail: info@finance.ministry.se

Ministry of Finance, Sweden

Telephone int +46 8 405 10 00, www.finans.regeringen.se/inenglish